04030303

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australian Cancer Technology

*CURRENT ADDRESS Level 36, Suite 4
88 Phillip Street
Sydney NSW 2000 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

FILE NO. 82- 34787 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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82-34787

04 MAR 22 AM 7:21

2002 Annual Report to Shareholders

AUSTCANCER – DEVELOPING EFFECTIVE, SPECIFIC AND PATIENT-FRIENDLY MEDICINES FOR THE EXPANDING GLOBAL CANCER MARKET

australian

technology



CORPORATE DIRECTORY

Directors:

Chief Operating Officer:

Company Secretary:

Bankers:

Auditor:

Issued Capital:

For shareholder information contact:

Share Registry:

For information on your company contact:

Principal & Registered Office:



CONTENTS



CHAIRMAN'S REVIEW

Dear Fellow Shareholder,

On behalf of the Board of Directors, it is my pleasure to report on the significant progress your Company has made over the past year. These milestones include the successful clinical trials of Pentrix™ anti-cancer vaccine, strengthening of the management team and further developments with our strategic partner, UK based BioFocus plc. I feel confident that AustCancer has now established important foundations and believe we are on track to becoming one of Australia's leading biotechnology companies.

We are a Company that specialises in the treatment of cancer. We do not target "niche" therapy areas, our therapies are aimed towards treating the major cancers that afflict humanity. It is a large market: every year the world is witness to 10 million new cases of cancer with more than 6 million cancer deaths; one in five people develop the disease during their lifetime. We aim to develop effective, specific and patient-friendly medicines for the expanding global cancer market.

During the past 12 months, your Company has been clinically evaluating its Pentrix™ anti-cancer vaccine at Sydney's St. Vincent's Hospital. Rather than being specifically targeted at a single form of cancer, we believe that Pentrix™ will have therapeutic potential as a treatment for a number of major cancers.

Patients have been recruited and treated with Pentrix™ without significant adverse reactions in a Phase 1a trial, thus enabling the clinical trial to progress to the efficacy aspects of the study (Phase 1b/2a). The progress of this study has been reported to you during the year and in coming weeks we hope to update you on the important outcome of the Phase 1b/2a stage of the trials.

Proof of principle for this vaccine would be a major breakthrough and we eagerly await the results of the trial. Pentrix™, if successfully developed, is a drug with true blockbuster potential.



Anticipating growth, the Company has also moved to strengthen its team through the appointment of Dr Julia Hill as Chief Operating Officer and Dr Katherine Woodthorpe as non-executive Director. Julia delivers scientific, government and industry experience and Katherine sits on a number of listed biotechnology boards. Our team has an excellent blend of industry experience and commercial skills.

An important component of our business strategy has been the establishment of corporate relationships to facilitate the drug development process and to generate a pipeline of drugs for the future. We have achieved this through our strategic relationship with the UK drug discovery and chemistry provider, BioFocus plc. The relationship capitalizes on our pre-clinical and clinical development skills and BioFocus' drug discovery and development capabilities to ensure that we have a regular flow of well-qualified technology opportunities. We expect that on completion of successful Phase 2 trials we will be licensing out or partnering our products to generate revenues and royalty streams for the Company and, therefore, a strong drug pipeline is important.

Our RVD breast cancer project with BioFocus has made significant drug discoveries and we have established a programme to discover and develop a potential adjunct to current radio- and chemotherapies. The relationship has recently been further strengthened by BioFocus taking an equity position in AustCancer.

Our management remains focused and we feel confident that despite difficult equity market conditions, we will continue to achieve significant advances in our technology and its applications. I would like to take this opportunity to thank you for your ongoing support of AustCancer and look forward to rewarding shareholders with continued success.

R ASTON
Executive Chairman



THE WORLDWIDE CANCER PROBLEM

- 10 million new Cancer cases per year
- 80% of Cancers in over 55's
- Ageing Population
- Cancer Market Very Large and Growing

CURRENT SOLUTIONS

- **CHEMOTHERAPY AND RADIOTHERAPY**
  Affect both cancer and normal cells – side effects and limited efficacy

- **PALLIATIVE MEDICINES**
  Relieve symptoms but do not cure disease

- **ADJUNCT MEDICINES**
  Try to enhance chemotherapy and radiotherapy

THE SOLUTION?

- Develop novel medicines with limited side effects and high degree of efficacy
  - Pentrix™ Cancer Vaccine
  - RVD Breast Cancer Medicines

- Increase sensitivity/efficacy of existing treatments
  - CHK1 Kinase Project

THE AUSTCANCER

SOLUTION

AUSTCANCER - DEVELOPING EFFECTIVE, SPECIFIC AND PATIENT FRIENDLY MEDICINES FOR THE EXPANDING GLOBAL CANCER MARKET

PENTRIX™ CANCER VACINE

- Potential to treat up to 50% of all cancers
- Specifically attacks cancer cells
- Limited side effects as it harnesses the patient's own immune system

RVD BREAST CANCER MEDICINE

- Focused on established cancer target currently generating US$1bn/Year
- Small molecule equivalent to existing drug; potentially
  - Longer lasting action
  - Greater efficacy
- More cost-effective compared to existing drug

CHK1 KINASE

- Increases sensitivity of cancer cells to current treatments
- Increase success rate of existing therapies while superior ones are being developed



CORPORATE OVERVIEW

Finding an effective way to treat, cure or even prevent cancer remains one of the greatest challenges in modern medicine. It is a subject that is critically important to tens of millions of people worldwide who currently suffer from a huge range of cancers.

We aim to build a leading biotechnology company focused on the development of innovative cancer treatments

The Year's Highlights

- AustCancer has developed a strong portfolio of cancer products that meet a real need in the international market for new medicines.
- First clinical trial of Pentrix™ cancer vaccine completed – the vaccine is shown to be safe and well tolerated.
- Phase 1b/2a trial of Pentrix™ underway at St Vincent's Hospital, Sydney (further results to be reported Nov 2002).
- RVD Breast Cancer Joint Venture discovers family of compounds that knock out major cancer target.
- Strategic alliance in drug discovery with BioFocus plc strengthened with BioFocus investing in AustCancer.
- Second joint venture struck with BioFocus – CHK1 Kinase, a potential radio- and chemotherapy enhancer.
- Board strengthened with appointment of Dr Katherine Woodthorpe.
- Management enhanced with Dr Julia Hill's appointment as Chief Operating Officer.



The Company

Australian Cancer Technology Limited (AustCancer) was founded in February 2001. The company focuses exclusively on cancer and has a portfolio of unique oncology technologies to address some of the unmet needs of the very large cancer market.

AustCancer aims to bring cancer technologies to commercial realisation. This is achieved by value-adding to the most promising cancer candidate treatments at the preclinical to clinical trial phase of development. Once a treatment has successfully completed Phase 2 clinical trials it is substantially more attractive to multinational pharmaceutical and biotechnology companies. AustCancer will form partnerships with such companies to complete later stages of clinical trials, to access manufacturing skills and to provide a path to market for the resulting products.

The strength of AustCancer lies in the company's unique combination of international drug discovery expertise and local, prominent clinical trial capabilities together with a strong commercial focus and an experienced, diverse management team and board.

AustCancer has three leading products and a strong project/product pipeline from leading research organizations in Australia and the United Kingdom.

Products

The three most advanced AustCancer products are:

1. The novel Pentrix™ anti-cancer vaccine, which is undergoing clinical trials at Sydney's St Vincent's Hospital;

2. A new type of drug for the potential treatment of hormone unresponsive breast cancer;

3. A drug to enhance the effectiveness of chemotherapy and radiotherapy.

The latter two developments have come through the company's partnership with prominent UK drug discovery and medicinal chemistry company, BioFocus plc. The BioFocus relationship is a key element of AustCancer's strategy to develop and nurture an extensive pipeline of potential cancer treatment technologies.

Associations and Alliances

St Vincent's Hospital, Blood Diseases and Cancer Clinical Research Unit, Sydney

The Company has contracted St Vincent's Hospital, one of Australia's leading teaching hospitals, to conduct a major clinical trial with the Pentrix™ anti-cancer vaccine. St Vincent's is a leading public hospital with an international reputation in clinical-based research. The unit focuses on the clinical application of research and as its work is closely tied to patient care, gives it a major point of difference from other research facilities.

BioFocus plc

BioFocus is a drug discovery services company listed on AIM (London) providing an integrated platform of expertise and technologies in medicinal chemistry and biological screening including assay development, screening libraries, high-throughput screening, hit-to-lead optimisation and all associated informatics. Current partners include Biovitrum, Millennium, Oxford GlycoSciences, Procter & Gamble, Pfizer, Roche and Tejin.

A strategic alliance with BioFocus has secured a pipeline of potential cancer treatments for AustCancer, as well as joint ventures seeking novel breast cancer therapeutics and a novel drug to enhance the effectiveness of conventional cancer therapies.

BioFocus is a shareholder in AustCancer.



DIRECTORS & MANAGEMENT







Dr Roger Aston

Executive Chairman

Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry.

Formerly CEO of Peptech Limited and Biokine Technology Limited, Dr Aston was also Chairman of Cambridge Drug Discovery and CEO of Cambridge Antibody Technology. Dr Aston is the founder and CEO of pSiMedica (UK), a UK biomaterials company.

Dr Alistair Cowden

Managing Director

Dr Cowden has extensive experience as a manager and CEO of publicly listed companies. He has listed four companies on the ASX and completed a number of capital raisings. Dr Cowden is a geologist with more than twenty years experience in the mining industry, research and academia, and is also Chairman of Magnetic Minerals Limited and Vulcan Resources Limited.

Dr Katherine Woodthorpe

Director

Based in Sydney, Dr Woodthorpe has extensive experience in technology commercialisation, the biotechnology industry and public company governance.

Dr Woodthorpe has a PhD in chemistry and sits on the boards of listed biotechnology companies Agenix Limited and Ventracor Limited. She manages corporate advisor, People & Innovation, and is a member of the board of Insearch Limited and Australian Business Foundation Limited. She is a member of the Tax Concession Committee of the IR&D Board and the Expert Panel of the Co-operative Research Centre Programme.



Brett Dickson

Director and Company Secretary

Mr Dickson is a certified Practicing Accountant and is responsible for the financial matters of Australian Cancer Technology. He has extensive public company experience with a particular focus on commercial management.



Dr Julia Hill

Chief Operating Officer

Dr Julia Hill is the Chief Operating Officer for the Company. Dr Hill was formerly Commercial Development Manager for the CSIRO's Molecular Science Division in Victoria.

Dr Hill has extensive experience in molecular biology. Prior to the CSIRO, Dr Hill was at University College Dublin in Ireland and the University of Massachusetts, USA. Further to her scientific experience she was a Senior Policy Adviser on Biotechnology Strategy to the Victorian Government and completed an MBA at Melbourne Business School.



Associate Professor Robyn Ward

Chief Scientific Consultant

Associate Professor Ward is a Senior Specialist at St Vincent's Hospital, Sydney and has an international reputation for her work in cancer research and leads the cancer research group at St Vincent's.

Professor Ward discovered the p53 human antibodies that form the basis of the PentrixTM anti-cancer vaccine. She has collaborated with Johnson and Johnson over five years in development of diagnostic assays for cancer, been involved in more than 25 clinical trials, authored more than 50 academic publications and has two international patent applications in the field of cancer therapeutics.



CANCER

Cancer remains one of the primary causes of death in the western world and the annual cost of treatment is approaching A$30 billion. Although significant advances have been made in the treatment and prevention of cancer in recent years, one in three people will develop cancer in their lifetime.

The World Health Organisation estimates that five million people die each year from cancer, with 60% of diagnosed cancer cases in the US and 26% in Western Europe.

The incidence of cancer increases with age, with approximately 80% of cancers occurring in people over the age of 55. Given the current trend in the Western world of an 'ageing population', the number of cancer cases is expected to increase significantly each year.

With poor potential for survival - only about 50% of cancer patients survive five years after diagnosis - there is a major need for improved efficacy and less toxic therapies for patients suffering from cancer. This, combined with a large and growing target population, makes the cancer market an extremely attractive one for biopharmaceutical companies.

Current Therapies and their Limitations

The treatment of cancer currently relies on a combination of therapies, many of which date from discoveries of more than 20 years ago. The continued reliance on chemotherapy and radiotherapy serves to highlight the lack of major breakthroughs in developing new drugs with better therapeutic indices.

The major limitation of existing therapies is that they are non-specific, affecting both normal cells and tumour cells. This lack of specificity is responsible for the severe side-effects seen with many current therapies and also limits the dosage that can be administered. Given the limitations of current drugs and treatment regimens, new therapeutics such as gene therapy and immunotherapy are likely to fuel expansion of the global cancer market rather than compete for a share of a static market.

5 Year Survival rates for Various Cancers


ALL CANCERS
PROSTATE
BREAST
COLORECTAL
KIDNEY
OVARY
STOMACH
LUNG
OESOPHAGUS
PANCREAS
LEUKAEMIAS
HODGKINS
CLL
ALL
NON HODGKINS
MULT. MYELOMA
CML
AML
0
10
20
30
40
50
60
70
80

Market Potential

In 1996 the worldwide market for anti-cancer therapies was US$4.8 billion and is forecast to grow to US$20 billion by 2010. The National Cancer Institute estimates the total annual cost of cancer in the US to be US$104 billion, of which US$35 billion is for direct medical costs.

Although cancer is the cause of 25% of all deaths, oncology drugs account for only 5% of drug sales demonstrating the lack of appropriate treatments available for cancer.

Indeed, of the world's top selling anti-cancer drugs, four merely relieve symptoms (palliative) rather than actually curing the disease. The demand for such palliative medicines is so great that even these generate combined annual sales of US$1.7 billion.

Similarly existing cancer therapies which are used in conjunction with chemotherapy and radiotherapy had sales of US$1.2 billion in 2000.

Overall, despite the size of the potential market and decades of intensive research, most treatments for cancer have a poor therapeutic index compared to the treatments available for other diseases. Furthermore, total revenues from cancer drugs are relatively low given the patient population and the seriousness of the disease. Therefore the market potential for effective and specific cancer therapeutics is extremely large.

Forecast world-wide sale of oncology drugs (US$ Billions)


70
60
50
40
30
20
10
0
6
8
13
19
27
37
49
63
1995
2000
2005
2010
2015
2020
2025
2030

Market Drivers for Anti-Cancer Therapies

Cancer treatments are forecast to grow at a higher rate than the total pharmaceutical market. According to Lehman Brothers, the market drivers for this forecasted growth include: an ageing population, an increase in the use of anti-cancer treatments; a rise in the money spent per patient; long-term cancer therapy will become more common; and, expedited drug approvals.

The net effect will be to increase the overall market "days of therapy" and unit cost of medicines using novel, patented, premium-priced treatments.

Future cancer drug treatments will increase the damage done to tumour cells without destroying normal cells. They will be rational and highly specific, counteracting the mechanisms by which cancers grow and selectively destroy the cancer cells. It is this specificity that is crucial to the efficacy and improved side-effect profiles. There is an enormous attraction for these medicines to both patients and drug development companies.



PENTRIX™
CANCER VACCINE

The Pentrix vaccine is a unique treatment applicable to up to 50% of all cancers. It targets one of the most common defects in cancer cells – a mutated p53 gene. Pentrix™ could be an effective treatment for patients following removal of a tumour and could also be used in cases where early diagnosis is possible.

Background – What is p53 and why is it important in cancer?

p53 is an important gene for regulating the division of damaged cells. It acts as a brake in the cell cycle, stopping cells which have damaged DNA from multiplying and inducing cell death. In up to 50% of cancer cases p53 is damaged or mutated. This inhibits the function of p53, which means that the stop signal for cell division is removed. This allows damaged cells to divide uncontrollably and results in the formation of a cancerous tumour.

When the p53 gene is mutated it produces abnormally large quantities of the p53 protein. Fragments of the mutated p53 are displayed on the outer surface of the cell in conjunction with histocompatibility antigens. This does not occur with undamaged p53 and therefore provides a point of difference between normal and cancer cells. Such a difference could induce an immune response against the cancerous cells if the immune system could be tricked into recognizing them as foreign rather than self. The immune system only responds to cells or molecules which it recognizes as being foreign to the body.

1. Carcinogen/Radiation damages DNA


Repair and Proliferate
Cell Death

2. Only tumour cells display p53 proteins



3. Vaccine tricks T-Cells to attack


p53 protein
induced by vaccine



The Pentrix™ vaccine technology

To be able to take advantage of the distinction that is made between cancer cells and normal cells by the mutated p53 protein, AustCancer has developed a technology known as an anti-idiotypic vaccine against mutated p53. An anti-idiotypic vaccine is designed to trick the body into seeing the cancerous cells as being foreign. This induces an immune response and those cells displaying mutant p53 protein on their surface are killed by the immune system. Since the mutated p53 protein is only displayed on tumour cells, only tumour cells will be killed by the immune system. Normal cells will be unaffected.

Excellent results from anti-idiotypic p53 technology have previously been generated in mouse systems demonstrating that this strategy is feasible for developing an effective cancer vaccine for humans.

The p53 human antibodies

Pentrix™ vaccine technology is based on the synthesis of human antibodies to the mutated p53 tumour suppressor gene. The antibodies that these are derived from were isolated from the lymph nodes of individuals who had shown a strong natural immune response to their cancer and recovered unexpectedly.

The antibodies were developed after seven years of research by a St Vincent's Hospital, Sydney team led by Associate Professor Robyn Ward. The antibodies are unique, as they are the only entirely human p53 antibodies currently available in the world.

The Pentrix™ vaccine is a mixture of nine peptides (small proteins), which are derived from these antibodies.

What makes Pentrix™ different??

Pentrix™ has some distinct competitive advantages over other cancer vaccine approaches. Firstly, it is a broad-spectrum vaccine which is potentially applicable to the 50% of all cancers which have mutations in their p53. gene. This includes common cancers such as breast, bowel, prostate and lung. Most cancer treatments are only for specific cancer types and are unlikely to be effective against such a broad range of cancers.

The second major point of difference is that many cancer vaccines currently in development involve removing a patients own cells and engineering them to trick that particular persons immune system into attacking the cancerous cells.

Pentrix™ is not patient specific and does not involve the use of cells. The same vaccine can be used in all patients. This decreases the time taken to prepare the treatment and will also make it more cost-effective and less complex to obtain regulatory approvals than competing technologies.

Being a broad-spectrum vaccine applicable to up to 50% of all cancers in all patients Pentrix™ has the potential to become a blockbuster therapy.

Clinical Trial

A clinical trial on the Pentrix™ vaccine in humans is being undertaken at St Vincent's Hospital, Sydney. A Phase 1a trial on four patients was completed earlier this year with no evidence of drug related toxicity and initial evidence that the drug is immunogenic.

The St Vincent's Hospital Clinical Trials Centre is currently conducting a Phase 1b/2a study which will determine the safety and immunogenicity of repeated administration of the vaccine in up to 20 patients. Assays have been developed to determine if the predicted idiotype effect, and p53 specific T cells have been induced by the vaccine. These assays will be carried out on samples taken from the patients throughout the trial and will provide evidence of the efficacy of Pentrix™.

Results are first expected in November with the trial scheduled for completion in early 2003. The Company has commenced planning for a full Phase 2b study to follow in first half of 2003.



RVD BREAST CANCER PROJECT

Breast cancer is now the most common cancer among women, with a 1 in 8 lifetime risk of developing the disease. Despite medical advances, breast cancer is still the cause of death for more than 350,000 women worldwide each year

Retroviral Display

The Company has a 50:50 joint venture with BioFocus plc, a UK publicly listed drug discovery and chemistry provider, to discover new cancer drugs. The Retroviral Display™ ('RVD') collaboration exploits BioFocus' novel proprietary RVD assay system, which has been used to identify potential drugs that reduce receptor levels and halt the growth of cancer cells.

BioFocus' RVD system has been developed from work in the early 1990's by a team of scientists at the Medical Research Council's Laboratory of Molecular Biology in Cambridge, UK.

Breast Cancer

Despite significant advances in prevention, diagnosis and treatment in recent years, breast cancer is now the leading cause of death in women aged 35-50 in the US. Five-year survival rates range from 97% for localised disease to 21% for disease that has spread to other parts of the body. The disease can be broadly divided into hormone-responsive and unresponsive, determined by whether the tumour grows in response to hormones such as oestrogen. Hormone-responsive disease can now be treated fairly effectively with anti-oestrogenic compounds such as tamoxifen. However, hormone unresponsive breast cancer is generally treated by surgery and/or standard cancer treatments such as radiotherapy or chemotherapy, which have a poor therapeutic index. Novel medicines that are effective in breast cancer, especially of the hormone unresponsive type, are likely to secure a large market share.



Target Receptor erbB2

The focus of the RVD project is the discovery of new compounds that reduce the numbers of available erbB2 receptors on the surface of cancer cells. ErbB2 is a receptor that causes increased growth of cancer cells. ErbB2 receptors partner with other receptors on the surfaces of cancer cells to make the cells grow and divide.

Decreasing the numbers of these receptors from the cell surface will halt the growth of the tumour. Therefore compounds that down-regulate this receptor could be developed into breast cancer drugs. Some 20% to 30% of breast cancer patients have very high cell surface levels of erbB2 receptors, and should respond well to the drugs. High erbB2 levels have also been observed in a number of other types of cancer, highlighting the potential for treatments beyond breast cancer alone.

There is already clinical evidence to validate erbB2 as a cancer target. Genentech's Herceptin® (Trastuzumab) is the trade name for a humanised monoclonal antibody that targets erbB2. While only relatively recently released, Herceptin® has achieved rapid acceptance as a preferred treatment for aggressive forms of breast cancer. Sales of Herceptin are forecast to be in excess of A$1billion per annum by the end of 2002.

The RVD project aims to develop a lower cost, better performing replacement for Herceptin. By using an alternative small-molecule approach, compounds with fewer side effects, longer stability in the body and a greater ability to penetrate deep into tumours are being targeted. The small molecule version would also be inherently cheaper to produce than Herceptin, which currently costs around $4500 per month to administer.

Down-regulating erbB receptors can halt tumour growth


With drug
Growth factor
Receptor
Growth signal
Growth factor
Drug
No growth signal
Tumour growth
Tumour shrinkage

Progress to Date

All milestones of the RVD programme have been achieved ahead of schedule and results to date are very promising.

The joint venture team has identified a family of compounds that down-regulate erbB2 receptors on the surface of breast cancer cells.

Encouragingly, these receptors are involved in the same biochemical pathway that Herceptin blocks to halt the advance of breast cancer. The fact that a number of potentially active compounds belong to one structural family is a strong early indication that a novel mechanism of action may have been found.

On the strength of these findings, the joint venture partners have agreed to accelerate expenditure and increase the number of scientists working on the project and direct more resources at medicinal chemistry at an earlier stage. The next stage of the project will be focused on selecting and optimizing lead compounds, the most promising of which will be patented.



CHK1 KINASE
PROJECT

MAKING EXISTING TREATMENTS BETTER

Chemotherapy and radiotherapy are established treatments for cancer and will remain so for many years. The Chk1 Kinase project aims to deliver a drug to enhance the effectiveness of established treatment regimes and reduce side effects.

Cancer Cell Resistance

The major treatment strategy for many cancers is the use of ionising radiation or cis-platinum drugs. These therapies induce DNA damage in all cells resulting in the preferential death of rapidly proliferating cancer cells. However, as some normal cells are also dividing and can therefore be damaged, patients are often subject to debilitating side-effects.

Cancer cells are also known to be very robust and can develop resistance to such therapies. This resistance is caused by the activity of an enzyme (Chk1 kinase) which halts the normal cell cycle of growth and division. At certain points in the cell cycle, cells pause and check for DNA damage before dividing. At these points, cells with extreme DNA damage are induced to die. Chk1 kinase has a key role in that process as it causes cell cycle arrest and prevents cell death in response to DNA damage.

CHK1 Kinase

An inhibitor of Chk1 kinase which stops this function should therefore sensitise cancer cells to DNA-damaging therapies and overcome this resistance to DNA damaging therapies. In principle, such a drug would therefore be used in combination with chemotherapy or radiotherapy regimes.

Despite increased success in the treatment of certain cancers with specific molecular origins (eg Gleevec treatment of CML), the goal of routine cure or successful management of cancer as a chronic disease has yet to be achieved. Indeed only a fraction of the anti-cancer drugs approved for use by the Food and Drug Administration (FDA) in the United States are employed in a broad-spectrum mode. There is a clear need to enhance the effectiveness and reduce the side effects of some of the broadly applied chemotherapy and radiotherapy treatments already in use.

For AustCancer, this project spreads its portfolio risk by targeting markets for existing established treatments



and maximising the value of the considerable infrastructure associated with radiotherapy. The Company's other projects are focused on novel treatments which will ultimately replace many current therapies.

Competitive Position

BioFocus has made a significant investment in cutting edge protein kinase biology and chemistry technologies, with £2.8 million invested over the last three years.

The strategy employed in this project for targeting kinase-signalling pathways in drug discovery has been pioneered by a research group at the University of Dundee, led by Fellow of the Royal Society, Professor Sir Philip Cohen. As the Director of the Medical Research Council Protein Phosphorylation Unit in Dundee, Professor Cohen's group provide the assay technologies and key reagents that underpin the Chk1 Kinase Project. Kinase drug discovery has been accelerated by many years of fundamental research in Dundee and the University is keen to see this become the subject of commercial development.

Potential Market

The existing market for platinum based drugs is approximately US$4 billion and the radiotherapy market is many times this. The market for an adjunct therapy, which enhances effectiveness of these treatments, is large. Targeting these markets complements AustCancer's PentrixTM and Heregulin projects by focusing on established treatment paths, which are well understood and likely to remain relevant for many cancers for some considerable time.

DIRECTOR'S REPORT

Your Directors present their report on the Company for the financial year ended 30 June 2002.

DIRECTORS

The names of the directors in office at any time during or since the end of the year are:
Dr Alistair Cowden
Mr Frank J Daly
(resigned 18 March 2002)
Mr Brett D Dickson
Dr Roger Aston
Dr Katherine Woodthorpe
(appointed 12 October 2001).

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPLE ACTIVITIES

The principal activity of the Company during the financial year was research and development of cancer therapies.

There was no significant change in the nature of the Company's principal activities during the financial year other than a significant reduction in exploration for minerals.

OPERATING RESULTS

The loss for the year ended 30 June 2002 was $701,045 (2001 loss $1,939,008).

DIVIDENDS

No amounts have been paid or declared by way of dividend by the company since the end of the previous financial year and the Directors do not recommend the payment of any dividend.

REVIEW OF OPERATIONS

A review of operations is covered elsewhere in this Annual Report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of the Company occurred during the financial year:

- On 15 October 2001 the Company issued 425,000 ordinary shares at $0.20 each in lieu of fees.
- On 20 October 2001 the Company announced that human clinical trials of its cancer vaccine, Pentrix™, had commenced.
- On 21 December 2001 the Company entered into a second joint venture with BioFocus plc. In this second joint venture BioFocus and the Company agreed to work together to identify potent and selective Chk1 kinase inhibitor compounds for development as potential cancer treatments. At the same time, BioFocus agreed to invest a total of GBP£300,000 (approximately A$830,000) in the Company by subscribing for fully paid shares in three GBP£100,000 placements.
- On 4 January 2002 the Company issued 11,901,530 ordinary shares at $0.175 each pursuant to a 1:4 rights issue.
- On 30 April 2002 the Company issued 1,060,457 ordinary shares at $0.258 each to raise working capital.
- On 17 June 2002 the Company issued 993,236 ordinary shares at $0.275 to raise working capital.

AFTER BALANCE DATE EVENTS

No matter or circumstance has arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

FUTURE DEVELOPMENTS

Likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report as the directors believe, on reasonable grounds, that the inclusion of such information would be likely to result in unreasonable prejudice to the Company.

ENVIRONMENTAL ISSUES

The Company carries or carried out exploration operations in WA, NT and NSW which are subject to *environmental regulations under* both Commonwealth and State legislation in relation to its exploration activities.

The Company has formal procedures in place to ensure regulations are adhered to. During or since the financial year there have been no significant breaches of these regulations.

INFORMATION ON DIRECTORS

Dr Roger Aston (Chairman)
B.Sc., Ph.D

Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry. His successful track record in the global licensing of pharmaceuticals, project evaluation, patenting and registration, fundraising and the management of biopharmaceutical companies is well known.

Formerly CEO of Peptech Limited and Biokine Technology Limited. Dr Aston was also Chairman of Cambridge



Antibody Technology and the Wellcome Foundation. He has played a major role in assisting the development of the technology base of a number of other companies.

Dr Aston is currently based in the United Kingdom and is the CEO of pSiMedica (UK), a joint venture company between the Perth-based pSiVida Ltd and the British Government's Defence Evaluation and Research Agency (DERA).

Dr Aston has an interest in 676,125 AustCancer ordinary shares and 2,000,000 options exercisable at $0.32 by 31 December 2003.

Dr Alistair Cowden
(Managing Director)
B.Sc(Hons), Ph.D., SEG, M.Aus.IMM, MAIG

Dr Cowden is a geologist with twenty years experience in the exploration, development and mining of gold, platinum and nickel resources in Australia, New Zealand and Africa. He is also Chairman of Magnetic Minerals Limited and Vulcan Resources Limited.

Dr Cowden has an interest in 2,248,980 AustCancer ordinary shares and 3,000,000 options exercisable at $0.32 by 3 May 2005.

Dr Katherine Woodthorpe (Director)
Ph.D, FAICD

Dr Woodthorpe who has a Ph.D in chemistry, is a Fellow of the Australian Institute of Company Directors and sits on several boards including those of Ventracor Limited and Agenix Limited. Dr Woodthorpe is an independent consultant specializing in assisting technology companies to improve business performance and commercialization of their products.

Mr Brett Dickson (Finance Director)
B.Bus., CPA

Mr Dickson is an accountant and is responsible for the finance matters of the Company. He has extensive experience in commercial management in listed companies.

Mr Dickson has an interest in 152,250 AustCancer ordinary shares and 2,000,000 options exercisable at $0.32 by 3 May 2005.

AUDIT COMMITTEE

At the date of this report the company had an audit committee comprising all of the directors. The committee's responsibilities are to:

- oversee the existence and maintenance of internal controls and accounting systems;
- oversee the financial reporting process;
- nominate external auditors; and
- review the existing external audit arrangements.

CORPORATE GOVERNANCE

Shareholder approval is required on the composition of the Board.

The Company policies regarding the terms and conditions for remuneration relating to the appointment and retirement of Board members are approved by shareholders.

The remuneration and terms and conditions of employment for the Chief Executive Officer and other Senior Executives are reviewed and approved by the Board after seeking professional advice.

Non-executive board members have the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense. The Chairman's prior approval of such expenditure is required.

The Managing Director and Finance Director of the Company are executives and the remaining Directors are non-executive Board members.

The Board's task is the identification of significant areas of business risk, implement procedures to manage such risks and to develop policies regarding the establishment and maintenance of appropriate ethical standards. Its specific role is to:

- ensure compliance in legal, statutory and ethical matters;
- monitor the business environment;
- identify business risk areas;
- identify business opportunities;
- monitor systems established to ensure prompt and appropriate responses to shareholder complaints and enquiries.

DIRECTOR'S
REPORT (CONT)

MEETINGS OF DIRECTORS

During the financial year, fourteen meetings of Directors (including committees) were held. Attendances were:

Director	Directors' Meetings		Audit Committee	
	No. Eligible	No. Attended	No. Eligible	No. Attended
A Cowden	14	14	1	1
F J Daly	11	11	1	1
B D Dickson	14	14	1	1
R Aston	14	14	-	-
K Woodthorpe	9	9		

DIRECTORS AND EXECUTIVE OFFICERS EMOLUMENTS

The Company's policy for determining the nature and amount of emoluments of Board members and senior executives (if any) of the Company is as follows:

The remuneration structure for executive officers, including executive directors, seeks to emphasise payments for results through providing various reward schemes, for example the incorporation of Share Option Incentive Schemes.

The objective of the reward schemes is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

The emoluments of each Director and each executive officer are as follows:

Salary	Cowden	Dickson	Daly	Aston	Woodthorpe
Directors Fees	27,900	27,900	24,412	31,250	20,925
Superannuation Contributions	2,100	2,100	1,838	-	1,575
Fees paid to related entities	183,838	97,635	-	49,200	-
Shares/Options	-	-	-	-	-
TOTAL	213,838	127,635	26,250	80,450	22,500



INDEMNIFYING OFFICERS OR AUDITOR

During or since the end of the financial year, the Company has given an indemnity or entered into an agreement to indemnify, or paid or agreed to pay insurance premiums, as follows:

An indemnity agreement has been entered into between the Company and each of the directors of the Company named earlier in this report and with each executive officer who acts as a director on behalf of the Company on the boards of any company the Company has a financial interest in. Under the agreement, the Company has agreed to indemnify those officers against any claim or for any expenses or costs, to the extent permitted by law, which may arise as a result of work performed in their respective capacities. In addition, the agreement provides for the Company to procure and pay the premium for an insurance policy to cover, to the extent permitted by law, such claims and expenses, and to continue maintaining an insurance policy for period of seven years after an officer has ceased to act in that capacity.

INSURANCE PREMIUMS

The Company has paid an insurance premium in respect of a contract insuring each of the directors of the Company named earlier in this report, the secretary and executive officers (if any) of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as directors and officers of the Company, other than conduct involving a willful breach of duty in relation to the Company. Due to confidentiality restrictions in the insurance policy the premium paid has not been disclosed.

SHARE OPTIONS

During the year the following options have been granted:
2,000,000 options to subscribe for 2,000,000 ordinary shares exercisable on or before 31 December 2003 at a price of $0.32 for each ordinary share.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

No shares have been issued by virtue of the exercise of an option during the year or up to the date of this report and there are 16,440,000 unissued ordinary shares for which options are outstanding at the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.



A COWDEN
Managing Director
Dated this 23 day of September 2002.

STATEMENT OF FINANCIAL PERFORMANCE
For the Year Ended 30 June 2002

CLASSIFICATION OF EXPENSES BY NATURE	Notes	2002 ($)	2001 ($)
Revenues from ordinary activities	2	459,236	239,290
Depreciation and amortisation expense	13	(26,355)	(24,851)
Provisions	3	(111,646)	(1,124,891)
Other expenses from ordinary activities		(1,022,280)	(1,028,556)
Profit (loss) from ordinary activities before income tax expense		(701,045)	(1,939,008)
Income tax relating to ordinary activities	4	-	-
Profit (loss) from ordinary activities after related income tax expense		(701,045)	(1,939,008)
Net profit (loss) attributable to members		(701,045)	(1,939,008)
Total changes in equity other than those resulting from transactions with owners as owners	19	(701,045)	(1,939,008)
Basic earnings (loss) per share (cents per share)	7	(1.31)	(4.90)

The accompanying notes form part of these financial statements.

STATEMENT OF FINANCIAL POSITION
As at 30 June 2002

	Notes	2002 ($)	2001 ($)
Current Assets			
Cash assets	9	1,545,077	1,380,857
Receivables	10	5,512	63,200
Other financial assets	11	30,262	15,551
Other	12	8,024	11,298
Total Current Assets		1,588,875	1,470,906
Non-Current Assets			
Other financial assets	14	-	-
Property, plant and equipment	13	80,637	89,620
Other	15	4,205,957	2,381,856
Total Non-Current Assets		4,286,594	2,471,476
TOTAL ASSETS		5,875,469	3,942,382
Current Liabilities			
Payables	16	256,801	232,597
Provisions	17	2,742	-
Total Current Liabilities		259,543	232,597
TOTAL LIABILITIES		259,543	232,597
NET ASSETS		5,615,926	3,709,785
EQUITY			
Contributed Equity	18	14,345,157	11,737,971
Accumulated losses	19	(8,729,231)	(8,028,186)
TOTAL EQUITY		5,615,926	3,709,785

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS
For the Year Ended 30 June 2002

	Notes	2002 ($)	2001 ($)
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(967,952)	(1,105,925)
Receipts from customers		162,070	250,009
Interest received		62,166	80,817
Net cash used in operating activities	8(a)	(743,716)	(775,099)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of investments		-	64,473
Proceeds from sale of mining tenements		250,000	300,000
Purchase of investments		-	(39,690)
Security Deposit		11,298	(1,298)
Purchase of property, plant and equipment		(17,373)	(47,946)
Payments for exploration		(11,509)	(149,277)
Biotechnology research		(1,838,666)	(1,065,814)
Net cash used in investing activities		(1,606,250)	(939,552)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		2,629,506	1,620,000
Share issue costs paid		(115,320)	(53,434)
Net cash provided by financing activities		2,514,186	1,566,566
Net increase (decrease) in cash held		164,220	(148,085)
Cash at 1 July 2001		1,380,857	1,528,942
Cash at 30 June 2002	9	1,545,077	1,380,857

The accompanying notes form part of these financial statements.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the Company Australian Cancer Technology Limited. Australian Cancer Technology Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Income Tax

The Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(b) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining the recoverable amounts.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the Company commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	**Depreciation Rate**
Leasehold improvements	33%
Plant and equipment	7 - 33%

(c) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the Company will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(d) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(e) Interests in Joint Venture

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 20.

(f) Research and Development Expenditure

Research and Development costs are charged to profit (loss) from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

(g) Exploration and Development Expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.



A regular review is undertaken of each area of interest to determine the appropriateness of continuing the carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(h) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the Company to employee superannuation funds and are charged as expenses where incurred.

(i) Cash

For the purpose of the statement of cash flows, cash includes:

(i) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii) investments in money market instruments with less than 14 days to maturity.

(j) Revenue

Interest revenue is recognised on a proportional basis taking into account interest rates applicable to the financial assets.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

All revenue is stated net of the amount of goods and services tax (GST).

(k) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated with the amount of GST included.

(m) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

	Notes	2002 ($)	2001 ($)
NOTE 2 REVENUE			
Operating activities			
Interest received		62,166	80,817
Rental Income		162,070	94,000
Non-operating activities			
Proceeds on disposal of investments		-	64,473
Proceeds on disposal of Mining Tenements		235,000	-
		459,236	239,290
NOTE 3 LOSS FROM ORDINARY ACTIVITIES			
Loss from ordinary activities before income tax has been determined after:			
(a) Expenses:			
Depreciation of non current assets			
- Property, plant and equipment		14,620	13,510
- Leasehold improvements		11,735	11,341
Write-down of non-current investments to recoverable amount			
- Biotechnology Investments (Nil tax effect)		-	400,000
- Provision for write-down of capitalised exploration expenditure		91,356	-
(b) Revenue and NetGains:			
Net gain on disposal of assets.			
- Mining Tenements		195,314	-
- Investments		-	24,783
(c) Significant Revenues and Expenses:			
The following significant revenue and expense items are relevant in explaining the financial performance:			
- Diminution in value of current investments		20,289	25,273
- Provision for loss on disposal of mineral tenements (Nil tax effect)		-	699,618
NOTE 4 INCOME TAX EXPENSE			
(a) The prima facie tax on profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:			
Ordinary loss before income tax		701,045	1,939,008
Prima facie tax benefit on profit (loss) from ordinary activities before income tax at 30% (2001: 34%)		210,314	659,263
Add:			
Tax effect of:			
Exploration expenditure		-	843,967
Non-assessable items		58,594	-

	Notes	2002 ($)	2001 ($)
NOTE 4 INCOME TAX EXPENSE (CONT)			
Less:			
Tax effect of:			
Non-allowable items		(38,118)	(405,727)
Timing differences		(823)	-
Tax losses not brought to account as future income tax benefit		(229,967)	(1,097,503)
Income tax expense attributable to loss from ordinary activities before income tax expense		-	-

Unbooked Future income tax benefits not brought to account:

The Company has accumulated tax losses of $10,909,848 (2001:$11,634,413). The potential future income tax benefit (at a corporate tax rate of 30%) of these losses and exploration expenditure ($3,272,954) will only be realised if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the losses and deductions to be released;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

NOTE 5 REMUNERATION AND RETIREMENT BENEFITS

(a) Directors Remuneration

	2002	2001
Income paid or payable to all directors of the Company by entities of which they are directors and any related parties	470,673	389,132

Number of Company directors whose income from the Company and any related parties was within the following bands:

	Number	
$20,000 - $29,999	2	-
$30,000 - $39,999	-	2
$80,000 - $89,999	1	-
$120,000 - $129,999	1	-
$130,000 - $139,999	-	1
$170,000 - $179,999	-	1
$210,000 - $219,999	1	-

The names of Company directors who have held office during the financial year are:
Alistair Cowden
Frank J Daly (resigned 18 March 2002)
Brett D Dickson
Roger Aston
Katherine Woodthorpe (appointed 12 October 2001)

	Notes	2002 ($)	2001 ($)
NOTE 5 REMUNERATION AND RETIREMENT BENEFITS (CONT)			
(b) Executive Remuneration			
Remuneration received or due and receivable by executive officers of the Company, from the Company and any related parties for management of the affairs of the Company, whose remuneration is $100,000 or more during the year		341,473	314,807
Number of executives whose income was within the following bands:			
		(Number)	
$120,000 - $129,999		1	-
$130,000 - $139,999		-	1
$170,000 - $179,999		-	1
$210,000 - $219,999		1	-

(c) Retirement and Superannuation Payments

There were no prescribed benefits provided by the Company to directors or a prescribed superannuation fund during the year.

Full particulars are not provided as the directors believe this would be unreasonable.

NOTE 6 AUDITORS REMUNERATION

	2002 ($)	2001 ($)
Remuneration of the auditor of the Company for:		
Auditing and reviewing the financial report	10,296	8,000
Other services	5,280	2,400
	15,576	10,400

NOTE 7 EARNINGS (LOSS) PER SHARE

	2002	2001
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	53,504,956	39,531,574

At 30 June 2002, the Company had the following options on issue:

- 5,500,000 exercisable at $0.320 on or before 3 May 2005
- 1,500,000 exercisable at $0.200 on or before 1 May 2003
- 9,440,000 exercisable at $0.32 on or before 31 December 2003

The exercise of the options are not considered dilutive as they would not result in an inferior view of earnings.

	Notes	2002 ($)	2001 ($)
NOTE 8 CASH FLOW INFORMATION			
(a) Reconciliation of Cash Flow from Operations with Loss from ordinary activities after Income Tax			
Loss from ordinary activities after Income Tax		701,045	1,939,008
Changes to loss from ordinary activities attributable to cash flows from Investing Activities			
- Payments for exploration and development expenditure		(10,024)	(30,056)
Non-cash flows in loss from ordinary activities			
- Depreciation		(26,355)	(24,851)
- Provision for write down of exploration expenditure		(91,356)	-
- Provision for diminution on disposal of mining tenements		-	(699,618)
- Provision - for diminution on Biotechnology Investments		-	(400,000)
- Provision - diminution of investments		(20,289)	(25,273)
- Profit(loss) on disposal of investments		-	24,783
- Provision - employee entitlements		(2,742)	-
- Profit on disposal of mining tenements		195,314	-
Changes in Assets and Liabilities			
- Increase (decrease) in pre-payments		8,024	-
- Increase (decrease) in receivables		(7,823)	11,528
- Decrease (increase) in accounts payable		(2,078)	(20,422)
Cash Out Flow from Operations		743,716	775,099

(b) Non-Cash Financing and Investment Activities
During the year the Company issued shares to the value of $85,000 in consideration for services provided towards the acquisition of the Company's biotechnology projects.

(c) Financing Facilities
The Company does not have any credit standby arrangements, used or unused loan facilities.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

	Notes	2002 ($)	2001 ($)
NOTE 9 CASH			
Cash at bank		53,437	43,724
Deposits at call		1,491,640	1,337,133
		1,545,077	1,380,857
NOTE 10 RECEIVABLES			
Current			
Sundry debtors		5,512	63,200
NOTE 11 OTHER FINANCIAL ASSETS			
Current			
Shares in listed corporations at market value		30,262	15,551
NOTE 12 OTHER ASSETS			
Current			
Pre-payments		8,024	-
Security Deposits		-	11,298
		8,024	11,298
NOTE 13 PROPERTY, PLANT AND EQUIPMENT			
Plant and Equipment at cost		98,100	80,727
Accumulated depreciation		(29,603)	(14,983)
		68,497	65,744
Leasehold improvements at cost		35,217	35,217
Accumulated depreciation		(23,077)	(11,341)
		12,140	23,876
Total Property, Plant and Equipment		80,637	89,620

Movements in carrying amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Plant and Equipment	Leasehold Improvements	Total
Balance at beginning of year	65,744	23,876	89,620
Additions	17,372	-	17,372
Depreciation expense	(14,619)	(11,736)	(26,355)
Carrying amount at the end of year	68,497	12,140	80,637



	Notes	2002 ($)	2001 ($)
NOTE 14 OTHER FINANCIAL ASSETS			
Non Current			
Investments in biotechnology companies		400,000	400,000
Provision for diminution in value		(400,000)	(400,000)
		-	-
NOTE 15 OTHER ASSETS			
Non Current			
Exploration Expenditure			
Cost carried forward in respect of areas of interest in:			
- Exploration and evaluation phases		906,044	2,951,649
- Sale of tenements		(39,688)	-
Provision for unsuccessful exploration and evaluation expenditure		(91,356)	(2,045,605)
Total Exploration Expenditure		775,000	906,044
Research and Development expenditure at cost		3,430,957	1,475,812
Total Other Assets		4,205,957	2,381,856
NOTE 16 PAYABLES			
Current			
Unsecured liabilities			
Amounts payable to:			
Trade creditors		256,801	232,597
NOTE 17 PROVISIONS			
Current			
- Employee Entitlements		2,742	-
NOTE 18 CONTRIBUTED EQUITY			
At the beginning of the reporting period: 47,181,118 ordinary shares (2001: 33,114,450)		11,737,971	9,529,403
Shares issued during the year:			
Issue of 4,950,000 ordinary shares at 12.0 cents each to raise working capital		-	594,000
Issue of 416,667 ordinary shares at 12.0 cents for services		-	50,000
Issue of 5,700,001 ordinary shares at 18.0 cents to raise working capital		-	1,026,000
Issue of 3,000,000 ordinary shares at 20.0 cents for services		-	600,000
Issue of 425,000 ordinary shares at 20.0 cents in lieu of fees		85,000	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

	Notes	2002 ($)	2001 ($)
NOTE 18 CONTRIBUTED EQUITY (CONT)			
Issue of 11,901,530 shares pursuant to 1:4 rights issue at 17.5 cents per share		2,082,768	-
Issue of 1,060,457 ordinary shares at 25.8 cents each to raise working capital		273,598	-
Issue of 993,236 ordinary shares at 27.5 cents each to raise working capital		273,140	-
Less share issue costs		(107,320)	(61,432)
At reporting date: 61,561,341 (2001: 47,181,118) ordinary shares		14,345,157	11,737,971

(a) During the year the following options were issued:
- 2,000,000 exercisable at $0.32 on or before 31 December 2003

(b) Other options on issue at 30 June 2000 are:
- 5,500,000 exercisable at $0.32 on or before 3 May 2005
- 1,500,000 exercisable at $0.20 on or before 1 May 2003
- 7,440,000 exercisable at $0.32 on or before 31 December 2003

(c) No amounts have been paid or declared by way of dividend by the company since the end of the previous financial year and the Directors do not recommend the payment of any dividend.

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held.
At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTE 19 ACCUMULATED LOSSES

		2002 ($)	2001 ($)
Accumulated losses at the beginning of the financial year		(8,028,186)	(6,089,178)
Net loss attributable to members		(701,045)	(1,939,008)
Retained profits at the end of the financial year		(8,729,231)	(8,028,186)

NOTE 20 INTEREST IN JOINT VENTURES

Minerals

The Company has interests in the following joint ventures for the exploration of gold an other minerals:

Laverton: A joint venture with Metex Resources NL and Auriongold Limited over three exploration licences in the Laverton area. AustCancer has a 25% diluting interest.

Mt Lebanon: A joint venture with Granny Smith Mines Limited ("GSM") and Placer Granny Smith Limited jointly ('GSJV') over a group of tenements in the Laverton WA district. AustCancer has a 40% interest for the life of the project.

The JV Agreement provides the ability for GSEJV to define one or more areas for which it may complete a bankable feasibility study. Upon decision to mine, GSEJV may elect to pay 30% of NPV of the project, plus $10 per ounce royalty on all ounces in excess of study estimates to move to 100% or free carry AustCancer to commencement of mining, including all capital costs.

Royal East: Anglogold Australasia Limited is earning a 51% interest in exploration licence 38/1327 by spending $100,000 by 12 April 2003. It may elect to earn a further 19% interest by spending an additional $130,000.

The Company's share of assets employed in mineral joint ventures are:

Non-Current Assets	
Other capitalised exploration expenditure	$866,356

Biotechnology

A Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider, has secured for AustCancer a pipeline of potential treatments of cancer.

The first project involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells. The second project involves an adjunct therapy to existing chemotherapies.

At 30 June 2002 the Company has committed $1,364,999 to these projects.

NOTE 21 CAPITAL AND LEASING COMMITMENTS

(a) The Company has entered into certain obligations to perform minimum exploration work on mining leases held. These obligations vary from time to time in accordance with contracts signed. Tenement lease rentals and Department of Minerals and Energy minimum expenditure obligations which may be varied or deferred on application. These expenditures are expected to be met by our joint venture partners in the normal course of business.

The Company has also entered into certain obligations to fund research and development programmes with St Vincent's Hospital, Sydney and Cambridge Drug Discovery Limited. Those obligations are expected to be met in the normal course of business.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

	2002 ($)	2001 ($)
(b) Operating Lease Commitments		
Operating leases contracted for but not capitalised in the accounts:		
Payable		
- not longer than 1 year	41,094	79,255
- longer than 1 year but not longer than 5 years	-	61,163
	41,094	140,418

The Property lease is for a three year term expiring on 31 March 2003. An option for renewal exists for a further two years commencing 1 April 2003 and expiring 31 March 2005.

	2002 ($)	2001 ($)
(c) Joint Venture Commitments		
Capital commitments of joint venture entities contracted for:		
- equity components per joint venture agreements	1,002,014	-
Payable		
- not later than 1 year	1,002,014	-

NOTE 22 CONTINGENT LIABILITIES

Estimates of material amounts of contingent liabilities, not provided for the accounts.

	2002 ($)	2001 ($)
Retirement and termination benefits payable in certain circumstances to senior executives under service contracts	139,500	175,000

NOTE 23 SEGMENTS

During the financial year the Company operated in only two industries, being the exploration for and development of minerals, principally gold and research into drug development. Geographically during the year all the Company's activities were conducted in Australia.

2002	Total revenue $	Loss from Ordinary Activities after Income Tax Attributed to Sharholders $	Total Assets $	Total Liabilities $	Aquisition of Non-current Segment Assets $	Depreciation and Amortisation of Segment Assets $
Industrial Segments						
Mining	235,000	93,935	775,000	-	-	-
Research & Development	-	-	3,430,957	-	1,955,145	-
Corporate Office	224,236	(794,980)	1,669,512	259,543	17,372	26,355
	459,236	(701,045)	5,875,469	259,543	1,972,517	26,355

2001	Total revenue $	Loss from Ordinary Activities after Income Tax Attributed to Sharholders $	Total Assets $	Total Liabilities $	Aquisition of Non-current Segment Assets $	Depreciation and Amortisation of Segment Assets $
Industrial Segments						
Mining	-	(699,618)	906,044	-	93,783	-
Research & Development	-	(400,000)	1,475,812	-	1,475,812	-
Corporate Office	239,290	(839,390)	1,560,526	232,597	15,582	24,851
	239,290	(1,939,008)	3,942,382	232,597	1,585,177	24,851

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets and liabilities include all assets and liabilities used by a segment.

NOTE 24 SUPERANNUATION COMMITMENTS

Superannuation plans are contributed to at various percentages of the employee's income but not less than that required under statutory regulations. Employees may contribute amounts either as fixed dollar amounts or as a percentage of income.

All plans are accumulation type and as such actuarial assessment is not required.

NOTE 25 EVENTS SUBSEQUENT TO REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

NOTE 26 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(a) During the year, the Company paid directors a total of $470,673 for consulting and director services on normal commercial terms. This amount is included in emoluments detailed in note 5.

(b) Share Transactions of Directors

Directors and director related entities held directly, indirectly or beneficially as at the reporting date the following equity interests in the Company.

- ordinary shares 3,077,855
- options over ordinary shares 7,000,000

During the year directors and their related entities acquired 380,618 (2001: 835,000) ordinary shares in the Company.

The directors or their related entities sold Nil (2001: Nil) shares during the period.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

NOTE 27 NATIVE TITLE

The Company has been notified of a number of competing native title claims under the Commonwealth Native Title Act 1993, covering areas in the Laverton region of Western Australia.

Until further information is available and State legislation is finalised, the Company will not be in a position to assess the likely effect, if any, of any claim on the Company. However, the directors expect that existing exploration activities will not be materially affected by any claim or the claims in aggregate.

NOTE 28 FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liability, is as follows:

2002	Floating Interest Rate	Fixed Interest Maturing Within Year	Non Interest Bearing	Total
Financial Assets				
Cash	1,491,640	-	53,437	1,545,077
Other Financial Assets	-	-	30,262	30,262
Sundry Debtors	-	-	5,512	5,512
Total Financial Assets	1,491,640	-	89,211	1,580,851
Weighted Average Interest Rate	4.3%			
Financial Liabilities				
Payables	-	-	256,801	256,801
Total Financial Liabilities	-	-	256,801	256,801

2001	Floating Interest Rate	Fixed Interest Maturing Within Year	Non Interest Bearing	Total
Financial Assets				
Cash	1,380,357	-	500	1,380,857
Other Financial Assets	-	-	15,551	15,551
Security Deposits	-	11,298	-	11,298
Sundry Debtors	-	-	63,200	63,200
Total Financial Assets	1,380,357	11,298	79,251	1,470,906
Weighted Average Interest Rate	4.9%	3.0%	-	-
Financial Liabilities				
Payables	-	-	232,597	232,597
Total Financial Liabilities	-	-	232,597	232,597

(b) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

(c) Net Fair Values

The net fair value of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred.

For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments.

NOTE 29 COMPANY DETAILS

The registered office of the company is:
Australian Cancer Technology Limited
Level 1, 8 Colin Street
West Perth, Western Australia, 6872

The principal place of business is at the above address.

DIRECTORS DECLARATION

The Directors of the Company declare that:

1. the financial statements and notes as set out on pages 22 to 39, are in accordance with the Corporations Act 2001;
   (a) comply with Accounting Standards and the Corporations Regulations 2001; and
   (b) give a true and fair view of the financial position at 30 June 2002 and of the performance for the year ended on that date of the Company.
2. in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Director

Alistair Cowden

Dated this 23 day of September 2002.



INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALIAN CANCER TECHNOLOGY

Chartered Accountants
Business Advisers and Consultants

Grant Thornton

INDEPENDENT AUDIT REPORT

To the members of Australian Cancer Technology Limited

Scope
We have audited the financial report of Australian Cancer Technology Limited comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to and forming part of the financial statements for the year ended 30 June 2002. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's financial position and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of Australian Cancer Technology Limited is in accordance with:
(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the company's financial position as at 30 June 2002 and of its performance for the year ended on that date; and
  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and
(b) other mandatory professional reporting requirements.

GRANT THORNTON
Chartered Accountants

Greg LeGuier
Partner
Perth, Western Australia

Dated this 23rd day of September 2002

SCHEDULE OF MINING TENEMENTS

Tenement	Nature of Interest	Equity
	LAVERTON - JV WESTERN AUSTRALIA - JOINT VENTURE WITH METEX	
E 38/556	Owned and diluting - Joint Venture with Metex	25%
E 38/557	Owned and diluting - Joint Venture with Metex	25%
E 38/813	Owned and diluting - Joint Venture with Metex	25%
MLA 38/625	Part conversion of E 38/556	25%
MLA 38/626	Part conversion of E 38/557	25%
MLA 38/627	Part conversion of E 38/557	25%
MLA 38/628	Part conversion of E 38/557	25%
MLA 38/717	Part conversion of E 38/556	25%
MLA 38/718	Part conversion of E 38/556	25%
MLA 38/719	Part conversion of E 38/557	25%
MLA 38/720	Part conversion of E 38/557	25%
	MT LEBANON JV - WESTERN AUSTRALIA - JV WITH GRANNY SMITH JV	
E 39/347	Owned	40%
E 39/786	Owned	40%
MLA 39/664	Owned - part conversion of E 39/347	40%
MLA 39/742	Owned - part conversion of E 39/347	40%
MLA 39/743	Owned - part conversion of E 39/347	40%
E 38/422	Owned	40%
E 38/930	Owned	40%
E 38/1206	Owned	40%
P 38/2239	Owned	40%
P 38/2782	Owned	40%
M 38/9	Owned	40%
MLA 38/459	Owned -conversion of P 38/2239	40%
MLA 38/563	Owned - part conversion of P 38/422	40%
MLA 38/564	Owned - part conversion of P 38/422	40%
MLA 38/846	Owned - part conversion of P 38/930	40%

Tenement	Nature of Interest	Equity
MLA 38/880	Owned - conversion of P 38/2782	40%
E 38/680	Owned	40%
E 38/772	Owned	40%
MLA 38/749	Owned - part conversion of E 38/7680	40%
MLA 38/750	Owned - part conversion of E 38/680	40%
MLA 38/751	Owned - part conversion of E 38/772	40%
MLA 38/877	Owned - part conversion of E 38/772	40%
MLA 38/878	Owned - part conversion of E 38/680	40%
MLA 38/879	Owned - part conversion of E 38/680	40%
MLA 38/881	Owned -conversion of E 38/680	40%
E 38/1126	Owned	40%
ELA 38/1205	Application	40%
E 38/1211	Application	40%
	ROWENA EAST - WESTERN AUSTRALIA	
E 38/678	JV with Anglogold earning 70%	100%

The information on mineralisation contained in this report accurately reflects information complied by Dr Alistair Cowden B.Sc (Hons.), Ph.D, M.Aus I.M.M., M.A.I.G. who is a Competent Person (as defined by the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves) with relevant experience in relation to such mineralisation and has given his consent to be named in this Statement.



OTHER INFORMATION

The following information was applicable as at 30 August 2002.

1. Shareholding

(a) Distribution of Shareholders Number

Category (size of Holding)	Number
1 - 1,000	537
1,001 - 5,000	489
5,001 - 10,000	457
10,001 - 100,000	850
100,001 and over	75
	2,408

(b) The number of shareholdings held in less than marketable parcel is 1026

(c) The names of the substantial shareholders listed in the Company's register as at 30 August 2002 are:

Shareholder	Number	%
Granny Smith Mines Ltd	4,335,633	7.04

(d) Top 20 shareholders

Name	2001 Number of Shares	2000 % of Issued ShareCapital
1. Granny Smith Mines Ltd	4,335,633	7.0
2. Drumfrochar Pty Ltd	2,248,980	3.6
3. BioFocus Discovery Limited	2,053,693	3.3
4. Trinto Pty Ltd	2,000,000	3.2
5. Mr George Soumelides	1,000,000	1.6
6. Insinger Trust Jersey Limited	676,125	1.1
7. Gimalo Administrators Pty Ltd	648,500	1.1
8. Ms Joanne Ellen Rezos	636,438	1.0
9. Oceancrest Corporation Pty Ltd	631,000	1.0
10. Tower Trust Limited	529,730	0.9
11. Sam Di Giacomo	500,800	0.8
12. IRSF Pty Ltd	490,000	0.8
13. Paul Louis Christoff	482,000	0.8
14. Pirinico Trustees (Jersey) Limited	455,200	0.7
15. D H Slatyer Pty Ltd	414,586	0.7
16. Banhill Holdings Pty Ltd	397,222	0.6
17. Bond Street Custodians Limited	350,000	0.6
18. Daem Nominees Pty Ltd	350,000	0.6
19. Mr Murray Victor Jones & Mrs Harmina Jones	305,000	0.5
20. Elcos (Qld) Pty Ltd	300,000	0.5
	18,804,907	30.5

There is a total of 61,561,341 fully paid ordinary shares on issue, all of which are listed on Australian Stock Exchange Limited.

australian
cancer
technology

Annual Report 2001

04 MAR 22 AM 7:21

Contents

DIRECTORS:

Mr Frank J Daly
Chairman and Non-Executive Director

Dr Alistair Cowden
Managing Director

Mr Brett D Dickson
Finance Director

Dr Roger Aston
Research and Development

COMPANY SECRETARY:

Mr Brett D Dickson

BANKERS:

Bank of Western Australia
1215 Hay Street
West Perth WA 6005

AUDITOR:

Grant Thornton
Level 6
256 St Georges Terrace
Perth WA 6000

Telephone: (08) 9481 1448
Facsimile: (08) 9481 0152

STOCK EXCHANGE:

Australian Stock Exchange Limited

Company Code:
ACU (Fully Paid Shares)

Issued Capital:

47,181,118	Fully paid ordinary shares
5,500,000	32 cent, 3 May 2005 options
1,500,000	20 cent, 1 May 2003 options
7,440,000	32 cent, 31 December 2003 options

For shareholder information contact:

SHARE REGISTRY:

Computershare Registry Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia, 6000

Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

For information on your company contact:

PRINCIPAL & REGISTERED OFFICE:

Level 1
8 Colin Street
West Perth, Western Australia, 6005

Telephone: (08) 9486 4622
Facsimile: (08) 9486 4933

Web: www.austcancer.com.au

DEAR FELLOW SHAREHOLDER

The last year has seen significant structural change in the Company as it has refocused towards creating a biotechnology business. The new focus is directed to the development of cancer therapies, which culminated in shareholder approval to change the company name to Australian Cancer Technology Limited in April this year. To complete this transition, progress towards divestment of the Company's mineral assets is well advanced.

We believe that your Company is now poised to deliver value for shareholders in the coming year with the first major milestone being the achievement of the imminent commencement of clinical trials of its Pentrix™ cancer vaccine at St Vincent's Hospital in Sydney. The outcome of this trial will provide physicians and the Company with the safety profile of this exciting experimental drug and, through the measurement of immunological markers, provide indications of the effectiveness of the drug to slow the development of or kill cancer cells. Unlike most cancer therapies which are based on cytotoxic drugs, Pentrix™ is a vaccine based therapeutic approach which is aimed at activating the patients own immune system to destroy their cancers.

Furthermore, our strategic alliance with listed UK drug discovery company and chemistry provider, BioFocus plc, is showing promise with our first collaboration, the Heregulin Breast Cancer Project, currently moving ahead of project milestones. This project is targeted towards identifying inhibitors of a key receptor on breast cancer cells that is known to be involved in their proliferation. It is expected that by early next year we will be in a position to undertake 'High Throughput Screening' for candidate drugs through BioFocus' drug library for this important cancer target.

We have strengthened our biotechnology expertise through the appointment of Dr Roger Aston to the Board, and Associate Professor Robyn Ward as Chief Scientific Consultant. Dr Aston brings extensive experience in the commercialisation of biotechnology and was previously involved in the TNF patent, which he lodged whilst at Peptech, and as a Director of Cambridge Antibody Technology. Associate Professor Ward has an international reputation for her work in cancer research and leads the cancer research group at St Vincent's Hospital, Sydney.

The Company has secured the projects, and people, to form the basis for a significant new force in drug discovery and development in Australia and, as a fellow shareholder, I look forward to sharing that path with you.

F DALY

Chairman

EXODUS ENTERS AGREEMENT WITH ST VINCENT'S HOSPITAL, SYDNEY TO ACQUIRE PENTRIX™ CANCER VACCINE PROJECT.

COMPANY FORMED STRATEGIC JOINT VENTURE ALLIANCE WITH BIOFOCUS PLC TO DISCOVER NEW TREATMENTS FOR CANCER USING PROPRIETARY RESEARCH TECHNOLOGIES OWNED BY BIOFOCUS.

EXODUS CHANGES ITS NAME TO AUSTRALIAN CANCER TECHNOLOGY (ASX: ACU) TO FOCUS ON LEADING EDGE DRUG DEVELOPMENT AND BEGINS TRADING ON THE ASX.

INTERNATIONAL BIOPHARMACEUTICAL EXECUTIVE, DR ROGER ASTON, APPOINTED TO THE BOARD.

RESPECTED SCIENTIST, ASSOCIATE PROFESSOR ROBYN WARD, APPOINTED SCIENTIFIC CONSULTANT.

COMPANY ANNOUNCES SUCCESSFUL RAISING OF WORKING CAPITAL TO PURSUE PROJECT PORTFOLIO, IN PARTICULAR, PENTRIX™ CANCER VACCINE.

PROGRESS ON PENTRIX™ VACCINE PROJECT ANNOUNCED, INCLUDING FAVOURABLE REPORT BY INTERNATIONAL EXAMINER ON KEY PATENT.

CLINICAL TRIALS OF PENTRIX™ IN MAN IMMINENT.

DIVESTMENT IN MINERAL ASSETS COMMENCES WITH SALE OF PEAK HILL TENEMENTS

We aim to build a leading biotechnology company focussed on the development of innovative cancer treatments.

THE COMPANY

Australian Cancer Technology Limited (AustCancer) is building a balanced portfolio of technologies from leading research institutions. The portfolio of projects will aim to mitigate the risk *inherent in the drug discovery process* by securing alliances and joint ventures structured to retain the maximum value within AustCancer, targeting projects with synergies with management's skills and experience in the biopharmaceutical industry. Value will be realised through the creation of Intellectual Property suitable for licence or partnering deals with major international pharmaceutical companies.

By identifying suitable clinical and pre-clinical opportunities, the Company conducts research and development to create valuable commercial opportunities in cancer therapy.

AustCancer recognises that networks and affiliations within the industry are important. It is through these relationships that new opportunities arise and commercial outcomes can be found.

The Company will focus its activities on progressing its lead compounds through preclinical testing into clinical trials in man, a transition recognised within the biopharmaceutical industry as adding significant value.

In the first instance, AustCancer will operate in a virtual capacity, funding and managing research and development at commercial and academic centres. Later stages of drug development such as registration, marketing and distribution of new products will be achieved *through alliances with major* pharmaceutical companies.

STRATEGY

AustCancer's strategy is to build on the strengths of its management and to focus on the early 'value-adding' steps between discovery and commercialisation by the global *pharmaceutical industry. The dynamics* of this industry have changed significantly during the last decade with licensing from 'junior' partners comprising a substantial portion of the 'New Drug Pipeline'. The strongest supportive evidence for this is the observation that 25% of all new Phase III drugs are generated from the biotechnology industry. To support this growing market a 'service-orientated' drug discovery industry has now evolved. Through its global network, *AustCancer is well positioned to* harness the best of Australian discovery and to commercially position such assets within the global market.

To achieve these goals, AustCancer will implement the following strategies:

- Focus on cancer - a major and diverse market with unmet needs and in particular on novel drugs targeting oncogenes and their products.
- Provide a commercial environment for patented or proprietary discoveries within the cancer area.
- Develop alliances; principal strategic partners will include academic institutions and small biotechnology companies *seeking to build their* product portfolio.
- Invest in pre-clinical projects which, although higher in risk, are relatively *inexpensive and bring significant* reward for success.

Cancer remains one of the primary causes of death in the western world and its annual cost is approaching A$30 billion. Although significant advances have been made in the treatment and prevention of cancer in recent years, one in three people will develop cancer in their lifetime. The incidence of major cancers is increasing as the population ages, most cancers diagnosed are in patients over 60. Most treatments for cancer have a poor therapeutic index compared to treatments for other diseases. Furthermore, revenues from *cancer drugs are relatively low given* the patient population.

Cancer is not a single disease; there are two hundred forms of *cancer with numerous therapies and* treatment regimens available. There are three principal objectives of current anti-cancer therapies:

- complete cure through the elimination of all cancer cells;
- destruction or removal of most cancer cells thereby increasing life expectancy *of the patient; and*
- palliation of the side effects of cancer, thus improving the quality of life of patients.

Most treatments currently rely on chemotherapy and radiotherapy. It is seldom possible to eradicate all cancer cells because of their tendency to migrate. As a result of this, there remains poor potential for survival under current regimes (only about 50% of cancer patients survive five years after diagnosis). Novel therapeutic products which address the unmet clinical needs of cancer patients will capture market share and expand the market.

The world market for cancer drugs is estimated to exceed A$20 billion per year.

Cancer is the second leading cause of death in the world. In the US, over 1.5 million new cases are diagnosed annually with mortality estimated at approximately 600,000 per annum. In the developed world, it affects one in three individuals at some stage during their lives and causes one in five of all mortality. However, despite these figures, 40% of individuals who develop the disease do not die of it. The incidence of cancer increases with age and as a consequence of this and our aging population, the incidence and the mortality rates are still increasing for certain cancers.

Based on the above statistics, the need for next generation drugs and treatments with an improved therapeutic index is clear. There are huge worldwide markets for any commercial products or technologies developed as a result of the research conducted by AustCancer.

Due to the life-threatening nature of cancer, the regulatory authorities, lead by the US Food and Drug Administration, have introduced measures and procedures to accelerate the registration and approval process. The demonstration of safety and benefit to patients in early stage clinical trials can lead more rapid approval to market than for most other pharmaceuticals.

SURVIVAL RATE FOR COMMON CANCERS


ALL CANCERS
PROSTATE
BREAST
COLORECTAL
KIDNEY
OVARY
STOMACH
LUNG
OESOPHAGUS
PANCREAS
LEUKAEMIAS
HODGKINS
CLL
ALL
NON HODGKINS
MULT. MYELOMA
CML
AML
PERCENTAGE OF PATIENTS SURVIVING 5 YRS

Finding an effective way to treat, cure or even prevent cancer remains one of the greatest challenges in modern medicine. It is a subject that is critically important to tens of millions of people worldwide who currently suffer from a huge range of cancers.

AustCancer has a worldwide exclusive licence to the Pentrix™ experimental *cancer vaccine being developed for the* Company by St Vincent's Hospital, Sydney. The first stage of human trials for the vaccine have commenced.

The Pentrix™ technology is based on the creation of synthetic human antibodies to the p53 tumour suppressor gene derived from the *lymph nodes of individuals with colon* cancer. These antibodies were developed after seven years of research by a St Vincent's team led by Associate Professor Robyn Ward.

The antibodies developed are unique as they are the only entirely human anti-p53 antibodies in the world.

Targeting the p53 gene for potential cancer treatments is attractive to researchers and drug developers because approximately 50% of all cancers have mutations in their p53. This includes common cancers such as breast, bowel, prostate and lung.

A technology or treatment which can *destroy cells with defective p53 could* prevent cancers from developing further. As p53 mutations occur relatively early in the progression of any cancer, a successful vaccine could potentially be used to treat a cancer before it spreads to other organs.

A vaccine is one of the best potential ways to treat cancer because it can be targeted directly at tumour cells. This means that normal cells will not be damaged, unlike some current cancer treatments such as chemotherapy.

Cancer vaccines have distinct advantages over conventional treatments, namely their high specificity and broad applicability. In addition, high specificity means that a vaccine can be used with conventional treatments without incurring cumulative damage to normal tissue. The low incidence of damage to normal tissue is highly desirable in the treatment of early stage cancers.

The Pentrix™ technology is founded on the fact that mutant p53 gene products accumulate in tumour cells, resulting in an overexpression of mutant p53. This results in the cell surface display of p53 peptides on tumour cells in association with histocompatibility antigens.

The Pentrix™ vaccine will know which cells to target because tumour cells overexpress p53 and display p53 peptides on their surfaces. The antibodies to the p53 in the vaccine seek out and bind to these molecules and trigger the destruction of the tumour cell.

On the basis that most tumour antigens are immunologically 'self', Associate Professor Ward and her team at St Vincent's Hospital in Sydney, New South Wales, have developed novel *antibodies targeted to the p53 antigen* on tumour cells. Peptides derived from these antibodies will be used in an idiotype vaccine format to elicit an immune response that recognises cancer cells as 'foreign' or non-self - thus circumventing the fundamental limitation associated with immunotherapy to date.

The idiotype effect results from immunising with peptides from the anti-p53 antibodies (Ab 1) which induces anti-idiotypic antibodies (Ab2). These Ab2 antibodies, by mimicking p53 itself, can then induce anti-anti-idiotypic antibodies (Ab3) and CTL or killer cells against tumour cells containing mutant p53.

Thus by mimicking p53, Ab2 antibodies act as surrogate cancer immunogens which are effective in overcoming tolerance to self-proteins. Experimental support for the idiotypic vaccine technology has been generated in both mouse and human systems.

Individuals with cancer have immature CTL's which are capable of killing their tumour cells. The vaccine should stimulate the maturation of these powerful CTL's. Since the p53 antigen is only displayed on tumour cells, only tumour cells will be recognised by the immune system and targeted by the idiotype vaccine.

1. Carcinogen/Radiation damages DNA



2. Only tumour cells display p53 peptides



3. Vaccine tricks T-Cells to attack



CLINICAL TRIAL

A clinical trial of the Pentrix™ vaccine in *man will commence shortly at St* Vincent's Hospital. While idiotype vaccines against p53 have not as yet been used in humans, this molecule is an attractive target as 50% of all cancers have mutations in p53, the most common genetic mutation in cancer. The mutations in p53 occur relatively early in the progression of cancer, thus if successful, this drug could be used to treat cancer before it can spread.

The vaccine to be trialled is a mixture of nine peptides; four peptides derived from the CDR's of the central domain antibody, four peptides from the N-terminal domain antibody and one control antibody.

The St Vincent's Hospital Clinical Trials Centre will conduct the study which will determine the safety of repeated administration of the vaccine in 20 patients. The safety and efficacy of the adjuvant GM-CSF and the immunological response to the vaccination will also be determined.

Only patients with metastatic cancer will be eligible for enrolment but the way individuals process and display different tumour antigens will differ. In order to maximise the chances of success, patients with a range of tumour types and a broad range of HLA *genetic types will be enrolled.*

Pentrix is trademark of Australian Cancer Technology Limited

Breast cancer is now the most common cancer among women, with a one in eight lifetime risk of developing the disease. Despite medical advances, breast cancer is still the cause of death for more than 350,000 women worldwide each year.

INTRODUCTION

AustCancer has entered into a strategic alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK-based drug discovery and chemistry provider. This joint venture has secured for AustCancer a pipeline of potential treatments for cancer. The alliance also furthers the Company's development of a network of Australian and International strategic alliances and collaborations.

The joint venture alliance envisages that BioFocus will offer AustCancer a number of proprietary research technologies to discover new treatments for cancer.

The importance of this relationship is based on BioFocus' abilities as a drug pipeline provider. Their track record to date is excellent with customers/collaborators including Pfizer, Millenium etc. Their key attributes for AustCancer are:

- Drug Library Access; the foundations of modern pharmaceuticals
- *High Throughput Screening;* one of the cornerstones of drug discovery now flourishing as a consequence of large, high quality drug libraries
- Bioinfomatics; data processing for the optimisation of drug discovery on the background of a global boom in information.

The first project is to discover a new drug to treat breast cancer.

The collaboration will involve the use of BioFocus's novel proprietary Retroviral Display™ assay system, which is used to detect, with high sensitivity, the numbers of receptors on the surfaces of cells. BioFocus's diverse library of compounds will be screened to identify potential drugs that reduce receptor levels and halt the growth of cancer cells.

BioFocus's Retroviral Display™ system has been developed from work in the early 1990's by a team of scientists at the Medical Research Council's Laboratory of Molecular Biology (LMB) in Cambridge, UK. The LMB is a world-renowned centre of excellence which has spun-out a number of highly successful companies.

erbB2

The focus of the project will be the discovery of new compounds that reduce the numbers of erbB2 receptors on the surface of cancer cells. erbB2 is a receptor that causes increased growth of cancer cells. erbB2 receptors team up with other receptors on the surfaces of cancer cells to make the cells grow and divide. The receptors work when intracellular growth factors attach to them and switch them on. Removing the receptors from the cell surface will prevent the growth factors from attaching to their receptors and so stop the receptors from being switched on. This in turn halts the growth of the tumour. Therefore compounds that remove this receptor could be developed into breast cancer drugs. Some 20-30% of breast cancer patients have very high cell surface levels of erbB2 receptors, and should respond well to the drugs. High erbB2 levels have also been observed in a number of other types of cancer, highlighting the potential for treatments beyond breast cancer alone.

Knocking out erbB2 receptors can halt tumour growth



RETROVIRAL DISPLAY ™

Screening thousands of compounds to find those that knock out a certain target in cancer cells is an established approach to drug discovery. However, BioFocus's unique system detects compounds that behave differently from those that have already been found.

RETROVIRAL ASSAY TECHNOLOGY

More cells glow when receptor levels are reduced



Most of the current drugs on the market, or in development, directly block the activity of the target by attaching to it. In contrast, the Retroviral Display™ system detects compounds that indirectly lead to loss of the target from the cell surface. This loss can happen in a number of ways, all of which should be picked up in the Retroviral Display™ screen. Drugs that act in this way may affect cancer cells more than existing drugs, while leaving the patients' normal cells unaffected.

BioFocus's Retroviral Display™ system works by detecting the numbers of erbB2 receptors on the surface of cells. Viral particles have been genetically engineered to deliver a signal to a cell which leads to the production of light from that cell. When the cells have high cell surface levels of erbB2, a low amount of light is detected. If a compound is introduced to the assay that causes the erbB2 receptors to be lost from the cell surface then the cells will glow brighter. Picking the compounds that make the cells glow brighter provides the candidate for developing an anti-breast cancer drug.

BREAST CANCER MARKETS

Despite significant advances in prevention, diagnosis and treatment in recent years, breast cancer is now the leading cause of death in women age 35-50 in the US. Five-year survival rates range from 97% for localised disease to 21% for disease that has spread to other parts of the body. The disease can be broadly divided into hormone-responsive and unresponsive, determined by whether the tumour grows in response to hormones such as oestrogen. Hormone-responsive disease can now be treated fairly effectively with anti-oestrogenic compounds (eg tamoxifen). However, hormone unresponsive breast cancer is generally treated by surgery and/or standard cancer treatments such as radiotherapy or chemotherapy, which have a poor therapeutic index. Novel drugs that are effective in breast cancer, especially of the hormone unresponsive type, are likely to secure a large market share.

Very encouraging results that validate erbB2 as a cancer target have already been obtained. Genentech's Herceptin® (Trastuzumab) is the trade name for a humanised monoclonal antibody that targets erbB2. The antibody has produced favourable results in clinical trials alone and in combination with chemotherapy. Herceptin® has been designated as a 'fast-track' product by the Food and Drug Administration (FDA) in the USA.

An alternative small molecule approach would provide a number of advantages to the treatment of breast cancer. Such compounds tend not to be immunogenic. They are often stable in the body for many hours or days. Their small size allows them to penetrate deep into tumours, which is particularly important once the tumour has grown beyond a few millimetres in diameter. They can also be produced in bulk at relatively little cost. For all of these reasons, there is an obvious market need for a small molecule inhibitor of erbB2 activity. The first step towards obtaining such a drug is an innovative and reliable tool for the discovery of small molecules that exhibit such activity, such a tool being the Retroviral Display™ technology that has been developed by BioFocus.

BIOTECHNOLOGY

MS Biotechnology
(AustCancer 15%)

This company is researching virus like structures discovered in some MS brains. Unico, a Murdoch University Company and Manager of MS Biotechnology, have advised that although some progress has been made in isolation of virus like material from MS brains, the funds invested by AustCancer to acquire its 15% shareholding in MS Biotechnology have been consumed by Unico and the first commercial milestone of definition of a unique antigen from a novel virus implicated in MS has not been achieved. AustCancer is not required to make any further investment in MS Biotechnology prior to the achievement of the first commercial milestone.

The Company will retain its shareholding in MS Biotechnology as a passive investment and work with other shareholders to realise value in that company.

EXPLORATION

Mt Lebanon Joint Venture, Laverton
(AustCancer 40%, Granny Smith JV 60%)

The project is managed by the Granny Smith Joint Venture (GSJV), a joint venture between Placer Pacific and Delta Gold NL. Work within the JV focussed on the Mikado deposit, the Black Swan/Jerusalem historic workings 2km west of Mikado and the Carnival prospect 7km east of the major Sunrise goldmine.

Three oriented diamond drill holes into the Mikado Gold deposit provided structural information and highlighted the need for further drilling.

All three holes returned significant results and details follow.

Diamond Drilling Significant Assays

Hole ID	From (m)	To (m)	Width (m)	Grade Au (ppm)
JMD1	61	62	1	5.13
	67	71	4	1.90
inc	*70*	*71*	*1*	*6.45*
	88	93	5	7.45
	96	100	4	2.79
	137	138	1	1.39
JMD2	61	64	3	3.50
	67	68	1	0.58
	77	86	9	6.27
JMD3	37	47	10	6.13

Further drilling is expected in the second half of 2001.

Four RC drill holes were completed at the historic Jerusalem mine, to the west of Mikado, and a best intersection of 5 metres at 1.47g/t gold was obtained. A total of 47 RAB holes for 1,971 metres were also drilled at Jerusalem and peak results were 3 metres at 1.47g/t gold and 8 metres at 1.51g/t gold highlighting the potential for economic mineralisation. Follow up drilling is planned.

At Carnival immediately south of the GSJV's Jubilee mine, a magnetic feature was targeted by an extensive programme of RAB drilling. Although extensive gold anomalism was encountered, no immediate economic target presented itself. Further work is required to determine the source of the anomalism.

At Wilga Dam a sub-audio magnetic survey to measure Total Magnetic Intensity (TMI) and Total Field Magnetometric Resistivity (TFMMR) was conducted over a portion of the major copper-gold in regolith anomaly. Initial results are positive that the technique may be applicable to locate a sulphide source to this major anomaly.

Reynolds Range
(AustCancer earning 60%)

During the year the exploration licences comprising the Reynolds Range project were reorganised resulting in all tenure reverting to applications. No exploration activity was undertaken during the year and no further activity will be undertaken until the grant of the tenement applications. There is considerable delay in the granting of tenements due to the Native Title process undertaken by the Company and as a result no indication of when the tenements may be granted can be given.

Peak Hill

The Company has reached agreement for the sale of its Peak Hill tenements which consist of ten exploration licence applications located in the Peak Hill mineral field of Western Australia.

Consideration for the sale is $220,000 cash which will result in AustCancer recording a profit on the transaction of approximately $170,000. Payment is by way of an immediate non-refundable deposit of $20,000 in return for an option for the purchaser to conclude investigations into the tenements and enter into a formal agreement by December 2001. The balance of $200,000 is to be payable within six months should the option to purchase be exercised.

Laverton Joint Venture
(AustCancer 25% and diluting)

During the year AustCancer elected not to contribute to further exploration and as a result its interest in the project will dilute from its current 25%. There were inconclusive drilling results from one target on the project during the year.

Broken Hill, New South Wales
(AustCancer 100%)

During the year WMC Resources Limited withdrew from the joint venture returning AustCancer's interest to 100%. The Company has offered its interest in this venture to several interested parties.

Your directors present their report on the Company for the financial year ended 30 June, 2001.

DIRECTORS

The names of the directors in office at any time during or since the end of the year are:

Dr Alistair Cowden
Mr Frank J Daly
Mr Brett D Dickson
Dr Roger Aston
(appointed 5 February 2001)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

- research into early stage cancer therapies
- research into a diagnostic for multiple sclerosis
- exploration for gold in the Laverton district of Western Australia.

The following significant changes in the nature of the principal activities occurred during the financial year:

- significant reduction in exploration for minerals outside the Laverton district in Western Australia
- acquisition of new biotechnology projects which resulted in the company primarily focusing on early stage cancer therapies.

There were no other significant changes in the nature of the company's principal activities during the financial year.

OPERATING RESULTS

The loss for the year ended 30 June 2001 was $1,939,008 (2000 loss $1,140,119).

DIVIDENDS

No amounts have been paid or declared by way of dividend by the company since the end of the previous financial year and the Directors do not recommend the payment of any dividend.

REVIEW OF OPERATIONS

A review of operations is covered elsewhere in this Annual Report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of the Company occurred during the financial year:

- On 4 August 2000 the Company issued 4,950,000 ordinary shares at $0.12 each to raise working capital.
- On 8 December 2000 the Company issued 416,667 ordinary shares at $0.12 each for services provided.
- On 28 March 2001 the Company issued 5,700,001 ordinary shares at $0.18 each to raise working capital.
- On 13 May 2001 the Company issued 3,000,000 ordinary shares at $0.20 for services provided.
- On 8 February 2001 the Company acquired the right to commercialise cancer vaccine technology developed from research into the human anti-p53 antibodies discovered by St Vincent's Hospital, Sydney, and entered into agreements for the Hospital to conduct research and human trials on AustCancer's behalf.
- On 28 June 2001 the Company formed a Strategic Alliance and unincorporated 50:50 joint venture with BioFocus plc to discover new treatments for cancer using a number of proprietary research technologies owned by BioFocus.

AFTER BALANCE DATE EVENTS

No matter or circumstance has arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

FUTURE DEVELOPMENTS

Likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report as the directors believe, on reasonable grounds, that the inclusion of such information would be likely to result in unreasonable prejudice to the Company.

ENVIRONMENTAL ISSUES

The Company carries out exploration operations in WA, NT and NSW which are subject to environmental regulations under both Commonwealth and State legislation in relation to its exploration activities.

The Company has formal procedures in place to ensure regulations are adhered to. During or since the financial year there have been no significant breaches of these regulations.

INFORMATION ON DIRECTORS

Mr Frank Daly (Chairman)
B.Eng(Hons), B.Com MIE. Aust, FAICD

Mr Daly was appointed Chairman on 6 October 1997 and is currently a Commissioner of the Board of the Insurance Commission of WA and Chairman of the Alternative Energy Board.

Mr Daly has an interest in 250,000 AustCancer ordinary shares and 500,000 options exercisable at $0.32 by 3 May 2005.

Dr Roger Aston (Research and Development Director)
B.Sc., Ph.D

Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical Industry. His successful track record in the global licensing of pharmaceuticals, project evaluation, patenting and registration, fundraising and the management of biopharmaceutical companies is well known.

Formerly CEO of Peptech Limited, Biokine Technology Limited and Syren Pharmaceuticals, Dr Aston was also Chairman of Cambridge Antibody Technology and the Wellcome Foundation. He has played a major role in assisting the development of the technology base of a number of other companies.

Dr Aston is currently based in the United Kingdom and is the CEO of pSiMedica (UK), a joint venture company between the Perth-based pSiVida Ltd and the British Government's Defence Evaluation and Research Agency (DERA).

Dr Aston has an interest in 470,000 AustCancer ordinary shares and 2,000,000 options exercisable at $0.32 by 31 December 2003

Dr Alistair Cowden (Managing Director)
B.Sc(Hons), Ph.D., SEG, M.Aus.IMM, MAIG

Dr Cowden is a geologist with twenty years experience in the exploration, development and mining of gold, platinum and nickel resources in Australia, New Zealand and Africa. He is also Chairman of Magnetic Minerals Limited.

Dr Cowden has an interest in 2,140,037 AustCancer ordinary shares and 3,000,000 options exercisable at $0.32 by 3 May 2005.

Mr Brett Dickson (Finance Director)
B.Bus., CPA

Mr Dickson is an accountant and is responsible for the finance matters of the Company. He has extensive experience in commercial management in listed companies.

Mr Dickson has an interest in 122,200 AustCancer ordinary shares and 2,000,000 options exercisable at $0.32 by 3 May 2005.

AUDIT COMMITTEE

At the date of this report the company had an audit committee comprising all of the Directors. The committee's responsibilities are to:

- oversee the existence and maintenance of internal controls and accounting systems;
- oversee the financial reporting process;
- nominate external auditors; and
- review the existing external audit arrangements.

CORPORATE GOVERNANCE

Shareholder approval is required on the composition of the Board.

The Company policies regarding the terms and conditions for remuneration relating to the appointment and retirement of Board members are approved by shareholders.

The remuneration and terms and conditions of employment for the Chief Executive Officer and other Senior Executives are reviewed and approved by the board after seeking professional advice.

Non-executive board members have the right to seek independent professional advice in the furtherance of their duties as Directors at the company's expense. The Chairman's prior approval of such expenditure is required.

The Board's task is the identification of significant areas of business risk, implement procedures to manage such risks and to develop policies regarding the establishment and maintenance of appropriate ethical standards. Its specific role is to:

- ensure compliance in legal, statutory and ethical matters;
- monitor the business environment;
- identify business risk areas;
- identify business opportunities;
- monitor systems established to ensure prompt and appropriate responses to shareholder complaints and enquiries.

MEETINGS OF DIRECTORS

During the financial year, nine meetings of directors (including committees) were held. Attendance's were:

	Directors' Meetings		Audit Committee	
Director	No. Eligible	No. Attended	No. Eligible	No. Attended
A Cowden	9	9	1	1
F J Daly	9	9	1	1
B D Dickson	9	9	1	1
R Aston	4	4	-	-

DIRECTORS AND EXECUTIVE OFFICERS EMOLUMENTS

The Company's policy for determining the nature and amount of emoluments of Board members and senior executives (if any) of the Company is as follows:

The remuneration structure for executive officers, including executive directors, seeks to emphasise payments for results through providing various reward schemes, *for example the incorporation of Share Option Incentive Schemes.*

The objective of the reward schemes is to both reinforce the short and long term goals of the Company and to provide a common interest between management and shareholders.

The emoluments of each Director and each executive officer are as follows:

Salary	Cowden	Dickson	Daly	Aston
Directors Fees	27,900	27,900	32,550	11,938
Superannuation Contributions	2,100	2,100	1,838	-
Fees paid to related entities	147,400	107,407	-	28,000
Shares/Options	-	-	-	-
TOTAL	177,400	137,407	34,388	39,938

INDEMNIFYING OFFICERS OR AUDITOR

During or since the end of the financial year, the Company has given an indemnity or entered into an agreement to indemnify, or paid or agreed to pay insurance premiums, as follows:

An indemnity agreement has been entered into between the Company and each of the Directors of the Company named earlier in this report and with each Executive Officer who acts as a Director on behalf of the Company on the boards of any company the Company has a financial interest in. Under the agreement, the Company has agreed to indemnify those officers against any claim or for any expenses or costs, to the extent permitted by law, which may arise as a result of work performed in their respective *capacities. In addition, the agreement* provides for the Company to procure and pay the premium for an insurance policy to cover, to the extent permitted by law, such claims and expenses, and to continue maintaining an insurance policy for a period of seven years after an officer has ceased to act in that capacity.

INSURANCE PREMIUMS

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report, the Secretary and Executive Officers (if any) of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made *against them in their capacity as* Directors and officers of the Company, other than conduct involving a willful breach of duty in relation to the Company. Due to confidentiality restrictions in the insurance policy the premium paid has not been disclosed.

SHARE OPTIONS

During the year the following options have been granted:

7,440,000 options to subscribe for 7,440,000 ordinary shares exercisable on or before 31 December 2003 at a price of $0.32 for each ordinary share.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

No shares have been issued by virtue of the exercise of an option during the *year or up to the date of this report and* there are 14,440,000 unissued ordinary shares for which options are outstanding at the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

A COWDEN

Managing Director

Dated this 25th day of September, 2001.

CLASSIFICATION OF EXPENSES BY NATURE	Notes	2001 ($)	2000 ($)
Revenues from ordinary activities	2	199,600	62,670
Depreciation and amortisation expense	13	(24,851)	(1,473)
Provisions	3	(1,124,891)	(709,108)
Other expenses from ordinary activities		(988,866)	(492,208)
Profit (loss) from ordinary activities before income tax expense		(1,939,008)	(1,140,119)
Income tax relating to ordinary activities	4	-	-
Profit (loss) from ordinary activities after related income tax expense		(1,939,008)	(1,140,119)
Net profit (loss) attributable to members		(1,939,008)	1,140,119)
Total changes in equity other than those resulting from transactions with owners as owners		(1,939,008)	(1,140,119)
Basic earnings (loss) per share (cents per share)	7	(4.90)	(4.06)

The accompanying notes form part of these financial statements.

	Notes	2001 ($)	2000 ($)
Current Assets			
Cash assets	9	1,380,857	1,528,942
Receivables	10	63,200	1,672
Other financial assets	11	15,551	40,825
Other	12	11,298	10,000
Total Current Assets		1,470,906	1,581,439
Non-Current Assets			
Other financial assets	14	-	-
Property, plant and equipment	13	89,620	98,889
Other	15	2,381,856	1,861,879
Total Non-Current Assets		2,471,476	1,960,768
TOTAL ASSETS		3,942,382	3,542,207
Current Liabilities			
Payables	16	232,597	101,982
Total Current Liabilities		232,597	101,982
TOTAL LIABILITIES		232,597	101,982
NET ASSETS		3,709,785	3,440,225
EQUITY			
Contributed Equity	17	11,737,971	9,529,403
Accumulated losses	18	(8,028,186)	(6,089,178)
TOTAL EQUITY		3,709,785	3,440,225

The accompanying notes form part of these financial statements.

	Notes	2001 ($)	2000 ($)
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(1,105,925)	(386,542)
Receipts from customers		250,009	-
Interest received		80,817	58,670
Net cash used in operating activities	8(a)	(775,099)	(327,872)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment		-	4,000
Proceeds from sale of investments		64,473	-
Proceeds from sale of mining tenements		300,000	15,000
Purchase of investments		(39,690)	(74,768)
Security Deposit		(1,298)	-
Purchase of property, plant and equipment		(47,946)	(67,998)
Purchase of mining tenements		-	(3,352)
Payments for exploration		(149,277)	(468,496)
Biotechnology investments		(1,065,814)	-
Net cash used in investing activities		(939,552)	(595,614)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		1,620,000	1,169,654
Less share issue costs		(53,434)	(56,700)
Net cash provided by financing activities		1,566,566	1,112,954
Net increase (decrease) in cash held		(148,085)	189,468
Cash at 1 July 2000		1,528,942	1,339,474
Cash at 30 June 2001	9	1,380,857	1,528,942

The accompanying notes form part of these financial statements.

NOTE 1

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report covers the Company Australian Cancer Technology. Australian Cancer Technology is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Income Tax

The Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from *ordinary activities adjusted for any permanent differences.*

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(b) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining the recoverable amounts.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the Company commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	**Depreciation Rate**
Leasehold improvements	33%
Plant and equipment	7 - 33%

(c) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the Company will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(d) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(e) Interests in Joint Venture

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 19.

(f) Research and Development Expenditure

Research and Development costs are charged to profit (loss) from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

(g) Exploration and Development Expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing the carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(h) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the Company to employee superannuation funds and are charged as expenses where incurred.

(i) Cash

For the purpose of the statement of cash flows, cash includes:

(i) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii) investments in money market instruments with less than 14 days to maturity.

(j) Revenue

Interest revenue is recognised on a proportional basis taking into account interest rates applicable to the financial asset.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

All revenue is stated net of the amount of goods and services tax (GST).

(k) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

(m) Reclassification of financial information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits (losses) from the face of the statement of financial performance to note 18.

The following assets have been removed from previous classifications and are now disclosed as separate line items on the face of the statement of financial position:

- Other financial assets, previously described as investments.

	2001 ($)	2000 ($)
NOTE 2		
REVENUE		
Operating activities		
Interest received	80,817	58,670
Rental Income	94,000	-
Non-operating activities		
Profit on sale of property, plant and equipment	-	4,000
Profit on Sale of Investments	24,783	-
	199,600	62,670

NOTE 3

LOSS FROM ORDINARY ACTIVITIES

	2001 ($)	2000 ($)
Loss from ordinary activities before income tax has been determined after:		
(a) Expenses:		
Depreciation of non current assets		
- Property, plant and equipment	13,510	1,473
Amortisation of non-current assets:		
- Leasehold improvements	11,341	-
Write-down of non-current investments to recoverable amount		
- Biotechnology Investments (Nil tax effect)	400,000	-
- Provision for write-down of capitalised exploration expenditure	-	64,357
(b) Revenue and Net Gains:		
Net gain on disposal of assets.		
- Property, plant and equipment	-	4,000
- Investments	24,783	-
(c) Significant Revenues and Expenses:		
The following significant revenue and expense items are relevant in explaining the financial performance:		
- Diminution in value of current investments	25,273	39,455
- Provision for loss on disposal of mineral tenements (Nil tax effect)	699,618	605,296

	2001 ($)	2000 ($)
NOTE 4		
INCOME TAX EXPENSE		
(a) The prima facie tax on profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:		
Ordinary loss before income tax	1,939,008	1,140,119
Prima facie tax benefit on profit (loss) from ordinary activities before income tax at 34% (2000: 36%)	659,263	410,443
Add:		
Tax effect of:		
Exploration expenditure	843,967	-
Less:		
Tax effect of:		
Non-allowable items	(405,727)	(279,533)
Recoupment of prior year tax losses not brought to account	(1,097,503)	(130,910)
Income tax expense attributable to loss from ordinary activities before income tax expense	-	-

Unbooked Future income tax benefits not brought to account:

The Company has accumulated tax losses of $11,634,413 (2000:$10,721,770).

The potential future income tax benefit (at a corporate tax rate of 30%) of these losses and exploration expenditure ($3,490,324) will only be realised if:

(i) *the Company derives future assessable income of a nature and of an amount* sufficient to enable the benefit from the losses and deductions to be released;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

	2001 ($)	2000 ($)
NOTE 5		
REMUNERATION AND RETIREMENT BENEFITS		
(a) Directors' Remuneration		
Income paid or payable to all directors of the Company by entities of which they are directors and any related parties	389,132	96,268
Number of Company directors whose income from the Company and any related parties was within the following bands:		
	(Number)	
$20,000 - $29,999	-	1
$30,000 - $39,999	2	2
$130,000 - $139,999	1	-
$170,000 - $179,999	1	-
The names of Company directors who have held office during the financial year are:		
Alistair Cowden		
Frank J Daly		
Brett D Dickson		
Roger Aston		
(b) Executive Remuneration	$	$
Remuneration received or due and receivable by executive officers of the Company, from the Company and any related parties for management of the affairs of the Company, whose remuneration is $100,000 or more during the year	314,807	-
Number of executives whose income was within the following bands:		
	(Number)	
$130,000 - $139,999	1	-
$170,000 - $179,999	1	-
(c) Retirement and Superannuation Payments		
There were no prescribed benefits provided by the Company to directors or a prescribed superannuation fund during the year.		
Full particulars are not provided as the directors believe this would be unreasonable.		
NOTE 6		
AUDITOR'S REMUNERATION		
Remuneration of the auditor of the Company for:		
Auditing and reviewing the financial report	8,000	7,500
Other services	2,400	2,925
	10,400	10,425

	2001 ($)	2000 ($)
NOTE 7		
EARNINGS (LOSS) PER SHARE		
Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	39,531,574	28,073,064
At 30 June 2001, the Company had the following options on issue:		
- 5,500,000 exercisable at $0.320 on or before 3 May 2005		
- 766,667 exercisable at $0.265 on or before 14 July 2001		
- 1,500,000 exercisable at $0.200 on or before 1 May 2003		
- 7,440,000 exercisable at $0.32 on or before 31 December 2003		
The exercise of the options are not considered dilutive as they would not result in an inferior view of earnings.		
NOTE 8		
CASH FLOW INFORMATION		
(a) Reconciliation of Cash Flow from Operations with Loss from ordinary activities after Income Tax		
Loss from ordinary activities after Income Tax	1,939,008	1,140,119
Changes to loss from ordinary activities attributable to cash flows from Investing Activities		
- Payments for exploration and development expenditure	(30,056)	(77,038)
- Proceeds from sale of property, plant & equipment	-	4,000
Non-cash flows in loss from ordinary activities		
- Depreciation and Amortisation	(24,851)	(1,473)
- Provision for write down of exploration expenditure	-	(64,357)
- Provision for diminution on disposal of mining tenements	(699,618)	(605,296)
- Provision - for diminution on Biotechnology Investments	(400,000)	-
- Provision - diminution of investments	(25,273)	(39,455)
- Profit (loss) on disposal of investments	24,783	-
Changes in Assets and Liabilities		
- Increase (decrease) in pre-payments	-	(1,626)
- Increase (decrease) in receivables	11,528	(2,257)
- Decrease (increase) in accounts payable	(20,422)	(24,745)
Cash Out Flow from Operations	775,099	327,872

	2001	2000
	($)	($)

NOTE 8
CASH FLOW INFORMATION (continued)

(b) Non-Cash Financing and Investment Activities

During the year the Company issued shares to the value of $650,000 in consideration for services provided towards the acquisition of the Company's biotechnology projects.

(c) Financing Facilities

The Company does not have any credit standby arrangements, used or unused loan facilities.

NOTE 9
CASH

	2001 ($)	2000 ($)
Cash at bank	43,724	(18,671)
Deposits at call	1,337,133	1,547,613
	1,380,857	1,528,942

NOTE 10
RECEIVABLES

	2001 ($)	2000 ($)
Current		
Sundry debtors	63,200	1,672

NOTE 11
OTHER FINANCIAL ASSETS

	2001 ($)	2000 ($)
Current		
Shares in listed corporations at market value	15,551	40,825

NOTE 12
OTHER ASSETS

	2001 ($)	2000 ($)
Current		
Security Deposits	11,298	10,000

NOTE 13
PROPERTY, PLANT AND EQUIPMENT

	2001 ($)	2000 ($)
Plant and Equipment at cost	80,727	67,998
Accumulated depreciation	(14,983)	(1,473)
	65,744	66,525
Leasehold improvements at cost	35,217	32,364
Accumulated amortisation	(11,341)	-
	23,876	32,364
Total Property, Plant and Equipment	89,620	98,889

Movements in carrying amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Plant and Equipment	Leasehold Improvements	Total
Balance at beginning of year	66,525	32,364	98,889
Additions	12,729	2,853	15,582
Depreciation expense	(13,510)	(11,341)	(24,851)
Carrying amount at the end of year.	65,744	23,876	89,620

NOTE 14
OTHER FINANCIAL ASSETS

	2001 ($)	2000 ($)
Non Current		
Investments in biotechnology companies	400,000	-
Provision for diminution in value	(400,000)	-
	-	-

NOTE 15
OTHER ASSETS

	2001 ($)	2000 ($)
Non Current		
Exploration Expenditure		
Cost carried forward in respect of areas of interest in:		
- Exploration and evaluation phases	2,951,649	2,857,866
- Provision for unsuccessful exploration and evaluation expenditure	(2,045,605)	(995,987)
Total Exploration Expenditure	906,044	1,861,879
Research and Development expenditure at cost	1,475,812	-
Total Other Assets	2,381,856	1,861,879

NOTE 16
PAYABLES

	2001 ($)	2000 ($)
Current		
Unsecured liabilities		
Amounts payable to:		
Trade creditors	232,597	101,982

NOTE 17
CONTRIBUTED EQUITY

	2001 ($)	2000 ($)
At the beginning of the reporting period: 33,114,450 ordinary shares (2000: 26,071,115)	9,529,403	8,416,449
Shares issued during the year		
Issue of 4,950,000 ordinary shares at 12.0 cents each to raise working capital	594,000	-
Issue of 416,667 ordinary shares at 12.0 cents for services	50,000	-
Issue of 6,910,000 ordinary shares an average 16.4 cents each to raise working capital	-	1,134,320
Issue of 133,335 shares pursuant to exercise of options at 26.5 cents per share	-	35,334
Issue of 5,700,001 ordinary shares at 18.0 cents each to raise working capital	1,026,000	-
Issue of 3,000,000 ordinary shares at 20.0 cents for services	600,000	-
Less share Issue costs	(61,432)	(56,700)
At reporting date: 47,181,118 (2000: 33,114,450) ordinary shares	11,737,971	9,529,403

NOTE 17
CONTRIBUTED EQUITY (continued)

(a) During the year the following options were issued:

- 7,440,000 exercisable at $0.32 on or before 31 December 2003

(b) Other options on issue at 30 June 2000 are:

- 766,667 exercisable at $0.265 on or before 14 July 2001
- 5,500,000 exercisable at $0.32 on or before 3 May 2005
- 1,500,000 exercisable at $0.20 on or before 1 May 2003

(c) No amounts have been paid or declared by way of dividend by the company since the end of the previous financial year and the Directors do not recommend the payment of any dividend.

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTE 18
ACCUMULATED LOSSES

	2001 ($)	2000 ($)
Accumulated losses at the beginning of the financial year	(6,089,178)	(4,949,059)
Net loss attributable to members	(1,939,008)	(1,140,119)
Accumulated losses at the end of the financial year	(8,028,186)	(6,089,178)

NOTE 19

INTEREST IN JOINT VENTURES

Minerals

The Company has interests in the following joint ventures for the exploration of gold an other minerals:

Laverton: A joint venture with Metex Resources NL and Delta Gold Limited over three exploration licences in the Laverton area. Exodus has a 25% diluting interest.

Reynolds Range: The Company is earning a 60% interest in the Reynolds Range and Coniston tenements held by Normandy Gold Pty Ltd through expenditure of $1,500,000 by August 2004.

Mt Lebanon: Delta Gold Limited ('Delta') and Placer Granny Smith Limited jointly ('GSJV') acquired a 60% interest in this project from Exodus through a payment of $300,000, a further $50,000 after one year and providing a free carry of Exodus's remaining 40% interest for the life of the project.

The JV Agreement provides the ability for GSEJV to define one or more areas for which it may complete a bankable feasibility study. Upon decision to mine, GSEJV may elect to pay 30% of NPV of the project, plus $10 per ounce royalty on all ounces in excess of study estimates to move to 100% or free carry Exodus to commencement of mining, including all capital costs.

Rowena East: Acacia Resources Limited is earning a 51% interest in exploration licence 38/678 by spending $100,000 by 18 December 2001. It may elect to earn a further 19% interest by spending an additional $160,000.

Royal East: Anglogold Australasia Limited is earning a 51% interest in exploration licence 38/1327 by spending $100,000 by 12 April 2003. It may elect to earn a further 19% interest by spending an additional $130,000.

The Company's share of assets employed in mineral joint ventures are:

Non-Current Assets	
Other capitalised exploration expenditure	$864,555

Biotechnology

A Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider, has secured for AustCancer a pipeline of potential treatments of cancer.

The first project involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells.

At 30 June 2001 the Company has not committed any assets to the venture.

NOTE 20

CAPITAL AND LEASING COMMITMENTS

(a) The Company has entered into certain obligations to perform minimum exploration work on mining leases held. These obligations vary from time to time in accordance with contracts signed. Tenement lease rentals and Department of Minerals and Energy minimum expenditure obligations which may be varied or deferred on application. These expenditures are expected to be met by our joint venture partners in the normal course of business.

The Company has also entered into certain obligations to fund research and development programmes with St Vincent's Hospital, Sydney and Cambridge Drug Discovery Limited. Those obligations are expected to be met in the normal course of business.

(b) The Company may spend up to $1,500,000 on the Reynolds Range joint venture to earn a 60% interest in the project.

At 30 June 2001 the Company had spent $751,356 towards this amount. Australian Cancer Technology Limited has the right to withdraw from the project at any time.

	2001 ($)	2000 ($)
NOTE 20		
CAPITAL AND LEASING COMMITMENTS (continued)		
(c) Operating Lease Commitments		
Operating leases contracted for but not capitalised in the accounts:		
Payable		
- not longer than 1 year	79,255	64,989
- longer than 1 year but not longer than 5 years	61,163	123,746
	140,418	188,735

The Property lease is for a three year term expiring on 31 March 2003. An option for renewal exists for a further two years commencing 1 April 2003 and expiring 31 March 2005.

NOTE 21

CONTINGENT LIABILITIES

Estimates of material amounts of contingent liabilities, not provided for the accounts.

	2001 ($)	2000 ($)
Retirement and termination benefits payable in certain circumstances to senior executives under service contracts	175,000	175,000

NOTE 22

SEGMENTS

During the financial year the Company operates in only two industries, being the exploration for and development of minerals, principally gold and research into drug development. Geographically during the year all the Company's activities were conducted in Australia.

	Total Revenue		Loss from Ordinary Activities After Income Tax Attributed to Shareholders		Total Assets	
	2001 $	2000 $	2001 $	2000 $	2001 $	2000 $
Industrial Segments						
Mining	-	-	(699,618)	(605,296)	906,044	1,861,879
Research & Development	-	-	(400,000)	-	1,475,812	-
Corporate Office	199,600	62,670	(839,390)	(534,823)	1,560,526	1,680,328
	199,600	62,670	(1,939,008)	(1,140,119)	3,942,382	3,542,207

NOTE 23

SUPERANNUATION COMMITMENTS

Superannuation plans are contributed to at various percentages of the employee's income but not less than that required under statutory regulations. Employees may contribute amounts either as *fixed dollar amounts or as a percentage of income.*

All plans are accumulation type and as such actuarial assessment is not required.

NOTE 24

EVENTS SUBSEQUENT TO REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

NOTE 25

RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(a) *During the year, the Company paid directors a total of* $389,132 *for consulting* and director services on normal commercial terms. This amount is included in emoluments detailed in note 4.

(b) Share Transactions of Directors

Directors and director related entities held directly, indirectly or beneficially as at the reporting date the following equity interests in the Company.

- ordinary shares	2,947,237
- options over ordinary shares	7,500,000

During the year directors and their related entities acquired 835,000 (2000: Nil) ordinary shares in the Company.

The directors or their related entities sold Nil (2000: 100,200) shares during the period.

NOTE 26

NATIVE TITLE

The Company has been notified of a number of competing native title claims under the Commonwealth Native Title Act 1993, covering areas in the Laverton region of Western Australia.

Until further information is available and State legislation is finalised, the Company *will not be in a position to assess the likely* effect, if any, of any claim on the Company. However, the directors expect that existing exploration activities will not be materially *affected by any claim or the claims in aggregate.*

NOTE 27

FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liability, is as follows:

2001	Floating Interest Rate	Fixed Interest Maturing Within Year	Non Interest Bearing	Total
Financial Assets				
Cash	1,380,357	-	500	1,380,857
Other Financial Assets	-	-	15,551	15,551
Security Deposits	-	11,298	-	11,298
Sundry Debtors	-	-	63,200	63,200
Total Financial Assets	1,380,357	11,298	79,251	1,470,906
Weighted Average Interest Rate	4.9%	3.0%	-	-
Financial Liabilities				
Payables	-	-	232,597	232,597
Total Financial Liabilities	-	-	232,597	232,597

2000	Floating Interest Rate	Fixed Interest Maturing Within Year	Non Interest Bearing	Total
Financial Assets				
Cash	1,528,442	-	500	1,528,942
Other Financial Assets	-	-	40,825	40,825
Security Deposits	-	10,000	-	10,000
Sundry Debtors	-	-	1,672	1,672
Total Financial Assets	1,528,442	10,000	42,997	1,581,439
Weighted Average Interest Rate	5.9%	4.25%	-	-
Financial Liabilities				
Payables	-	-	101,982	101,982
Total Financial Liabilities	-	-	101,982	101,982

(b) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

NOTE 27

FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(c) Net Fair Values

The net fair value of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred.

For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments.

NOTE 28

COMPANY DETAILS

The registered office of the company is:
Australian Cancer Technology Limited
Level 1, 8 Colin Street
West Perth, Western Australia, 6872

The principal place of business is at the above address.

Directors' Declaration

The directors of the company *declare that:*

1. the financial statements and notes as set out on pages 16 to 34
   (a) comply with Accounting Standards and the Corporations Act 2001; and
   (b) give a true and fair view of the financial position at 30 June 2001 and performance for the year ended on that date of the company.
2. *in the directors' opinion there are reasonable grounds to believe* that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Director
Alistair Cowden

Dated this 25th day of September 2001.

Chartered Accountants
Business Advisers and Consultants

Grant Thornton

INDEPENDENT AUDIT REPORT

To the members of Australian Cancer Technology Limited

Scope

We have audited the financial report of Australian Cancer Technology Limited comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to and forming part of the financial statements for the year ended 30 June 2001. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's financial position and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Australian Cancer Technology Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2001 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

GRANT THORNTON
Chartered Accountants

G M LEGUIER
Partner
Perth, Western Australia

Dated this 25th day of September 2001

Schedule of Mining Tenements

Tenement	Nature of Interest	Equity
LAVERTON - WESTERN AUSTRALIA		
E 38/556	Owned and diluting - Joint Venture with Metex	25%
E 38/557	Owned and diluting - Joint Venture with Metex	25%
E 38/813	Owned and diluting - Joint Venture with Metex	25%
MLA 38/625	Part conversion of E 38/556	25%
MLA 38/626	Part conversion of E 38/557	25%
MLA 38/627	Part conversion of E 38/557	25%
MLA 38/628	Part conversion of E 38/557	25%
MLA 38/717	Part conversion of E 38/556	25%
MLA 38/718	Part conversion of E 38/556	25%
MLA 38/719	Part conversion of E 38/557	25%
MLA 38/720	Part conversion of E 38/557	25%
WILGA DAM - WESTERN AUSTRALIA		
E 39/347	Owned - JV with Granny Smith JV	40%
E 39/786	Owned - JV with Granny Smith JV	40%
MLA 39/664	Owned - part conversion of E 39/347 JV with Granny Smith JV	40%
MLA 39/742	Owned - part conversion of E 39/347 JV with Granny Smith JV	40%
MLA 39/743	Owned - part conversion of E 39/347 JV with Granny Smith JV	40%
MT LEBANON - WESTERN AUSTRALIA		
E 38/422	Owned - Joint Venture with Granny Smith JV	40%
E 38/930	Owned - Joint Venture with Granny Smith JV	40%
E 38/1206	Owned - Joint Venture with Granny Smith JV	40%
P 38/2239	Owned - Joint Venture with Granny Smith JV	40%
P 38/2782	Owned - Joint Venture with Granny Smith JV	40%
M 38/9	Owned - Joint Venture with Granny Smith JV	40%
MLA 38/459	*Owned -conversion of P 38/2239 Joint Venture with Granny Smith JV*	40%
MLA 38/563	Owned - part conversion of P 38/422 Joint Venture with Granny Smith JV	40%
MLA 38/564	Owned - part conversion of P 38/422 Joint Venture with Granny Smith JV	40%
MLA 38/846	Owned - part conversion of P 38/930 Joint Venture with Granny Smith JV	40%
MLA 38/880	Owned - conversion of P 38/2782 Joint Venture with Granny Smith JV	40%

Schedule of Mining Tenements

Tenement	Nature of Interest	Equity
SWAN BORE - WESTERN AUSTRALIA		
E 38/680	Owned - Joint Venture with Granny Smith JV	40%
E 38/772	Owned - Joint Venture with Granny Smith JV	40%
MLA 38/749	Owned - part conversion of E 38/7680 Joint Venture with Granny Smith JV	40%
MLA 38/750	Owned - part conversion of E 38/680 Joint Venture with Granny Smith JV	40%
MLA 38/751	Owned - part conversion of E 38/772 Joint Venture with Granny Smith JV	40%
MLA 38/877	Owned - part conversion of E 38/772 Joint Venture with Granny Smith JV	40%
MLA 38/878	Owned - part conversion of E 38/680 Joint Venture with Granny Smith JV	40%
MLA 38/879	Owned - part conversion of E 38/680 Joint Venture with Granny Smith JV	40%
MLA 38/881	Owned -conversion of E 38/680 Joint Venture with Granny Smith JV	40%
LILLY POND WELL - WESTERN AUSTRALIA		
E 38/1126	Owned - Joint Venture with Granny Smith JV	40%
OPHIR BORE - WESTERN AUSTRALIA		
ELA 38/1205	Application - Joint Venture with Granny Smith JV	40%
CORNER WELL - WESTERN AUSTRALIA		
E 38/1327	JV with Anglogold earning 70%	100%
MT WELD - WESTERN AUSTRALIA		
E 38/1204	Owned	100%
PEAK HILL - WESTERN AUSTRALIA		
ELA 52/1426	Application	100%
ELA 52/1427	Application	100%
ELA 52/1428	Application	100%
ELA 52/1479	Application	100%
ELA 52/1480	Application	100%
ELA 52/1481	Application	100%
ELA 52/1507	Application	100%
ELA 52/1518	Application	100%
ELA 52/1557	Application	100%

Tenement	Nature of Interest	Equity
REYNOLDS RANGE - NORTHERN TERRITORY		
SEL 9500 - Application	JV with Normandy Gold Pty Ltd	Earning 60%
ELA 22391	Application	100%
BROKEN HILL - NEW SOUTH WALES		
EL 5772	Owned	100%
EL 5783	Owned	100%
ELA 1636	Application	100%
ROWENA EAST - WESTERN AUSTRALIA		
E 38/678	JV with Anglogold earning 70%	100%

The information on mineralisation contained in this report accurately reflects information complied by Dr Alistair Cowden B.Sc (Hons.), Ph.D, M.Aus I.M.M., M.A.I.G. who is a Competent Person (as defined by the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves) with relevant experience in relation to such mineralisation and has given his consent to be named in this Statement.

The following information was applicable as at 21 August 2001.

1. Shareholding

(a) Distribution of Shareholders Number

Category (size of Holding)	Number
1 - 1,000	542
1,001 - 5,000	357
5,001 - 10,000	348
10,001 - 100,000	543
100,001 and over	60
	1,850

(b) The number of shareholdings held in less than marketable parcel is 761.

(c) The names of the substantial shareholders listed in the Company's register as at 21 August 2001 are:

Shareholder	Number	%
Granny Smith Mines Ltd	4,335,633	9.2

(d) Top 20 shareholders

Name	Number of Shares	% of Issued Share Capital
1. Granny Smith Mines Ltd	4,335,633	9.2
2. Drumfrochar Pty Ltd	2,140,037	4.5
3. Trinto Pty Ltd	2,000,000	4.2
4. Mr Stanley James Brown & Mrs Dorothy Margaret Brown	1,111,111	2.4
5. Ms Joanne Ellen Rezos	804,150	1.7
6. D H Slatyer Pty Ltd	634,586	1.3
7. Pirinico Trustees (Jersey) Limited	620,000	1.3
8. Tower Trust Limited	555,444	1.2
9. Gimalo Administrators Pty Ltd	548,400	1.2
10. Amazing Grace Holdings Pty Ltd	500,000	1.1
11. Banhill Holdings Pty Ltd	500,000	1.1
12. Sam Di Giacomo	470,000	1.0
13. Insinger Trust Jersey Limited	470,000	1.0
14. Mr Paul Louis Christoff	439,000	0.9
15. Oaktone Nominees Pty Ltd	432,000	0.9
16. Davanna Pty Limited	400,000	0.8
17. Mr Murray Victor Jones & Mrs Harmina Jones	350,000	0.7
18. Oligo Pty Ltd	299,000	0.6
19. D H Slatyer Pty Ltd	280,000	0.6
20. Mr Paul Wayne Stinton & Mrs Christine Maureen Stinton (Stinton Family A/C)	277,777	0.6
	17,167,138	36.3

There is a total of 47,181,118 fully paid ordinary shares on issue, all of which are listed on Australian Stock Exchange Limited.



04 MAR 22 AM 7:21

Australian Cancer Technology Limited
ACN 007 701 715
Level 1, 8 Colin Street
WEST PERTH WA 6005
PO Box 1081, West Perth WA 6872

Tel: +61 8 9486 4622
Fax: +61 8 9486 4933
Email: info@austcancer.com.au
www.austcancer.com.au

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ABN 24 007 701 715

HALF-YEAR REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

Contents

AUSTRALIAN CANCER TECHNOLOGY LIMITED
ABN 24 007 701 715

DIRECTORS' REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

Your directors submit the financial report of the company for the half-year ended 31 December 2002.

DIRECTORS

The names of directors in office at any time during or since the end of the half-year and until the date of this report are as below:

Dr Roger Aston
Dr Alistair Cowden
Mr Brett D Dickson
Dr Katherine Woodthorpe

Directors have been in office since the start of the financial period to the date of the report unless otherwise stated.

REVIEW OF OPERATIONS

The loss for the half-year ended 31 December 2002 was $242,102 (2001 loss $221,127).

The Company has made significant progress over the past six months. These milestones include the successful clinical trials of Pentrix™ anti-cancer vaccine, strengthening of the management team and further developments with our strategic partner, UK based BioFocus plc.

Australian Cancer Technology Limited ("AustCancer") is a Company that specialises in the treatment of cancer. It does not target "niche" therapy areas, its therapies are aimed towards treating the major cancers that afflict humanity. It is a large market: every year the world is witness to 10 million new cases of cancer with more than 6 million cancer deaths; one in five people develop the disease during their lifetime. We aim to develop effective, specific and patient-friendly medicines for the expanding global cancer market.

During the past 12 months, the Company has been clinically evaluating its Pentrix™ anti-cancer vaccine at Sydney's St. Vincent's Hospital. Rather than being specifically targeted at a single form of cancer, it is believed that Pentrix™ will have therapeutic potential as a treatment for a number of major cancers.

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ABN 24 007 701 715

DIRECTORS' REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

The Phase 1b/2a clinical trials of its Pentrix™ anti-cancer vaccine at St Vincent's Hospital Sydney have been successfully completed and the company is now well advanced with planning for a larger Phase 2 clinical trial aimed at proving clinical efficacy of the vaccine. Further analysis of the results has also given rise to additional discoveries which are the subject of new patent applications.

- The trial has demonstrated an immune response in the fourteen patients that were enrolled in the study. Patients had a range of metastatic cancers.

- The safety of the vaccine has also been validated. The vaccine was well tolerated by all subjects and no major adverse events were attributable to it.

- A pool of eight peptides was administered in the trial and three of these were found to produce vaccine specific immune responses.

In parallel to the human trial, studies in animals have confirmed that the full cascade of antibodies required to generate an anti-tumour response is induced as predicted, thereby delivering proof of principle for the key science behind Pentrix™.

The analysis of samples from the patients who completed the clinical trial has given rise to new discoveries relating to the composition and formulation of the vaccine. These have been described in a provisional patent which was lodged this week. A further patent application is currently being prepared and will be lodged within the next 3 months. These patents greatly increase the strength and depth of protection around the Pentrix™ vaccine and significantly increase its commercial value. Currently patent applications relating to the initial Pentrix™ discovery are also being prosecuted in all major markets worldwide.

The next phase of clinical trials is currently being planned and the details of this will be announced shortly. A more intense vaccination protocol will be given as we move from Phase 1b/2a trials to more comprehensive Phase 2 trials. The aim of these trials will be to obtain further immunological data from healthier patients than those who received the vaccine in the first trial and to provide indications of the clinical efficacy of the vaccine.

AustCancer is engaged in preliminary discussions with a number of potential commercial partners who have expressed interest in the Pentrix™ technology.

Anticipating growth, the Company has also moved to strengthen its team through the appointment of Dr Julia Hill as Chief Operating Officer. Dr Hill delivers scientific, government and industry experience.

AUSTRALIAN CANCER TECHNOLOGY LIMITED
ABN 24 007 701 715

DIRECTORS' REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

An important component of the Company's business strategy has been the establishment of corporate relationships to facilitate the drug development process and to generate a pipeline of drugs for the future. We have achieved this through our strategic relationship with the UK drug discovery and chemistry provider, BioFocus plc. The relationship capitalises on our pre-clinical and clinical development skills and BioFocus' drug discovery and development capabilities to ensure that we have a regular flow of well-qualified technology opportunities.

Our RVD breast cancer project with BioFocus has made significant drug discoveries and we have established a programme to discover and develop a potential adjunct to current radio and chemotherapies. The relationship has recently been further strengthened by BioFocus taking an equity position in AustCancer.

INFORMATION ON DIRECTORS

Dr Roger Aston *(Chairman).* Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry. His successful track record in the global licencing of pharmaceuticals, project evaluation, patenting and registration, fundraising and the management of biopharmaceutical companies is well known.

Dr Alistair Cowden *(Managing Director).* Dr Cowden is a corporate executive with over ten years experience in managing and building public listed companies.

Mr Brett Dickson *(Finance Director).* Mr Dickson is an accountant and is responsible for the finance matters of the Company. He has extensive experience in commercial management of publicly listed companies.

Dr Katherine Woodthorpe *(Non-Executive Director).* Dr Woodthorpe has extensive experience in technology commercialisation, the biotechnology industry and public company governance. She has a PhD in chemistry and sits on the boards of listed biotechnology companies, Agenix Limited and MicroMedical Industries.

This report is signed in accordance with a resolution of the Board of Directors.

Alistair Cowden

Director

Dated this 12th day of March 2003

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ABN 24 007 701 715

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	Note	31 December 2002 ($)	31 December 2001 ($)
Revenues from ordinary activities		417,174	267,283
Depreciation and amortisation expense		(15,202)	(12,808)
Provisions		(27,071)	(9,289)
Other expenses from ordinary activities		(617,003)	(466,313)
Loss from ordinary activities before income tax expense	*2*	(242,102)	(221,127)
Income tax relating to ordinary activities		-	-
Loss from ordinary activities after related income tax expense		(242,102)	(221,127)
Net Loss attributable to members		(242,102)	(221,127)
Total changes in equity other than those resulting from transactions with owners as owners		(242,102)	(221,127)
Basic loss per share (cents per share)		(0.39)	(0.47)
Diluted loss per share (cents per share)		(0.39)	(0.47)

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ABN 24 007 701 715

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2002

	31 December 2002 $	30 June 2002 $
CURRENT ASSETS		
Cash	1,001,181	1,545,077
Receivables	11,743	5,512
Other financial assets	49,201	30,262
Other	32,024	8,024
TOTAL CURRENT ASSETS	1,094,149	1,588,875
NON-CURRENT ASSETS		
Property, Plant & Equipment	75,787	80,637
Other	5,628,918	4,205,957
TOTAL NON-CURRENT ASSETS	5,704,705	4,286,594
TOTAL ASSETS	6,798,854	5,875,469
CURRENT LIABILITIES		
Payables	494,143	256,801
Provisions	3,109	2,742
TOTAL CURRENT LIABILITIES	497,252	259,543
TOTAL LIABILITIES	497,252	259,543
NET ASSETS	6,301,602	5,615,926
EQUITY		
Contributed equity	15,272,935	14,345,157
Accumulated losses	(8,971,333)	(8,729,231)
TOTAL EQUITY	6,301,602	5,615,926

AUSTRALIAN CANCER TECHNOLOGY LIMITED
ABN 24 007 701 715

STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	31 December 2002 $	31 December 2001 $
CASH FLOWS FROM OPERATING ACTIVITIES		
R&D tax rebate	291,418	-
Payments to suppliers and employees	(617,214)	(477,974)
Interest received	24,956	22,952
Rental Income	100,800	73,800
Payments for exploration	-	(3,415)
Research & development	(590,271)	(728,576)
Net cash used in operating activities	(790,311)	(1,113,213)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Mining Tenements	25,000	250,000
Proceeds from sale of Investments	3,990	-
Purchase of Investments	(50,000)	-
Purchase of non-current assets	(10,353)	(7,246)
Net cash provided by (used in) investing activities	(31,363)	242,754
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	277,778	2,185,406
Security bonds refund (paid)	-	11,298
Net cash provided by financing activities	277,778	2,196,704
Net increase (decrease) in cash held	(543,896)	1,326,245
Cash at 1 July	1,545,077	1,380,857
Cash at 31 December	1,001,181	2,707,102

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ABN 24 007 701 715

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

NOTE 1: BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Australian Cancer Technology Limited as at 30 June 2002. It is also recommended that the half-year financial report be considered together with any public announcements made by Australian Cancer Technology Limited during the half-year ended 31 December 2002 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

The accounting policies are consistent with those applied in the 30 June 2002 annual report.

	31 December 2002	31 December 2001
NOTE 2: LOSS FROM ORDINARY ACTIVITIES		
(a) Operating activities		
Interest revenue	24,956	22,952
Rental Income	100,800	73,800
Other Income (R&D Tax Rebate)	291,418	-
(b) Non-operating activities		
Write-down of financial assets to recoverable amount	(27,071)	170,531

NOTE 3: NON CASH FINANCING AND INVESTING ACTIVITIES

During the period 3,250,000 shares were issued at $0.20 each in lieu of consulting fees

NOTE 4: EVENTS SUBSEQUENT TO BALANCE DATE

Since the end of the financial year the Company has issued 6,000,000 ordinary shares at $0.14 each to raise $840,000.

No other matter or circumstance has arisen since the half year ended 31 December 2002 which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

NOTE 5: CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last annual reporting date.

NOTE 6: SEGMENT INFORMATION

Business Segments	Mining		Research & Dev		Corporate Office		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
	$	$	$	$	$	$	Total $	Total $
Revenue								
Interest	-	-	-	-	24,956	22,952	24,956	22,952
Rental Income	-	-	-	-	100,800	73,800	100,800	73,800
R&D Tax Rebate	-	-	291,418	-	-	-	291,418	-
Total Revenue	-	-	291,418	-	125,756	96,752	417,174	96,752
Segment Result	-	168,467	291,418	-	(533,520)	(389,594)	(242,102)	(221,127)

AUSTRALIAN CANCER TECHNOLOGY LIMITED
ABN 24 007 701 715

DECLARATION BY DIRECTORS

The directors of the Company declare that:

1. The accompanying financial statements and notes:
   (a) comply with Accounting Standard AASB 1029 : Interim Financial Reporting and the Corporations Regulations 2001; and
   (b) give a true and fair view of the financial position of the company as at 31 December 2002, and its performance for the half-year ended on that date.

2. In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director Alistair Cowden

Alistair Cowden

Dated this 12th day of March 2003.

Chartered Accountants
Business Advisers and Consultants

Grant Thornton

INDEPENDENT REVIEW REPORT

To the Members of Australian Cancer Technology Limited

Scope

We have reviewed the financial report of Australian Cancer Technology Limited for the half-year ended 31 December 2002 as set out on pages 6 to 10. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission/Australian Stock Exchange Limited.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Australian Cancer Technology Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Grant Thornton
Chartered Accountants

Sean McGurk
Partner

Dated this 12th day of March 2003
Perth, Western Australia

australian
cancer
technology

04 MAR 22 AM 7:21

Release
20 February, 2004

AustCancer to list on NASDAQ

Australian Cancer Technology ("AustCancer") (ASX:ACU) today announced it intends to list on NASDAQ and has appointed New York based investment bankers, Global Markets Capital Group, LLC to advise them on the process. This is a natural progression for the company based on its expanding business interests in the USA.

Global Markets Capital Group will assist AustCancer to develop its corporate activities and target strategic US merger and acquisition initiatives. This will be supported by a programme of accessing the US capital markets with a view to broadening AustCancer's shareholder base and improving the Company's financial position. The capital markets program will include the establishment of a Level One American Depositary Receipt (ADR) program* which will lead to a listing on NASDAQ.

According to AustCancer managing director, Paul Hopper, a NASDAQ listing is a natural extension of the increasing focus his company has on the US market. Speaking from the company's United States office in Rochester, New York State, Mr Hopper said, "We will shortly be launching our **revisys™** nutraceuticals into the high-end US complementary medicine market. We also see the US oncology research sector as a source of cancer therapeutics to add to our development pipeline and as potential partners to work with us towards the commercialisation of our anti-cancer vaccine, Pentrix™."

"NASDAQ listing will enhance our profile with existing and potential US partners and put us in a stronger position to take advantage of some of the excellent acquisition opportunities we are seeing opening up here for AustCancer."

Global Markets Capital Group is a leading investment banker to non-US companies seeking international merger and acquisition opportunities and has managed the NASDAQ listing process for many companies.

Mark Saunders, President of Global Markets Capital Group, considers AustCancer's Pentrix™ vaccine to be of particular interest to the US market. "We have seen increased interest in companies with specific immunotherapy projects (advanced novel vaccines, such as DNA vaccines, or cancer vaccines), and we expect to see further M&A activity in this sector in the near future. AustCancer is well positioned to take advantage of this renewed interest in the sector," he said.

***About ADRs (American Depositary Receipts)**

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the US Over-the-Counter (OTC) market.

AustCancer sponsored Level One American Depositary Receipts

AustCancer will create a sponsored Level One ADR program, which is a convenient way to access the US market. The company's Level One American Depositary Receipts are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC)

disclosure. Essentially a sponsored Level One Depositary Receipt program allows companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

NASDAQ listing of ADRs

AustCancer plans at a later stage to prepare a Form 20-F for lodgment with the SEC as part of its next step of achieving the more significant Level 2 ADR program. A Level 2 ADR program is a US listing (with US GAAP and full SEC compliance). The listing will allow for AustCancer's ADRs to trade on the fully automated, screen based Small Cap NASDAQ market.

US brokers may deal either directly in AustCancer shares or in ADRs. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs will provide the opportunity for them to invest in ASX listed AustCancer.

ENDS

Please direct enquiries to:

Australian Cancer Technology Limited
Paul Hopper
Managing Director,
Level 36, Suite 4, 88 Phillip Street
SYDNEY New South Wales, Australia 2000
Phone: +61 (0) 407 118 366
paulhopper@austcancer.com.au

Global Markets Capital Group, LLC
Mark R. Saunders, President
Phone: +1 (212) 808 9700

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses will provide the funds to exploit the potential of its leading products and to introduce promising pre-clinical and Phase I projects into the development pipeline. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St. Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions early in 2004. Its US subsidiary, **revisys**™, is launching a range of nutritional supplements designed by leading US scientists. for people with special needs, including those undergoing cancer treatment. The company is also broadening its cancer therapeutic development pipeline, which currently includes a new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy.

For further information on AustCancer visit www.austcancer.com.au.

About Global Markets Capital Group

Global Markets Capital Group, LLC is an independent investment banking firm providing innovative strategic advisory services and mergers and acquisitions expertise globally to public and private companies. Through its advisory roles and its network of global companies active in Europe, Asia, Australia and the US, the firm has assisted numerous international life sciences and emerging technology companies in achieving their strategic goals.

For further information on Global Markets Capital Group visit www.gmcgllc.com.

australian
cancer
technology

ASX RELEASE
3 February 2004

TOP US HEALTHCARE GROUP SIGNS DEAL TO DISTRIBUTE AUSTCANCER NUTRACEUTICALS

expected to generate over US$1 million sales in first year
AustCancer production to be stepped up

Australian Cancer Technology Limited ("AustCancer") (ASX: ACU) today announced that its US subsidiary has appointed Strong Value Group, a leading healthcare marketing group in the United States, to distribute the **revisys**™ range of high-end nutritional supplements in that country. The non-exclusive agreement is expected to generate sales in excess of US$1 million in its first full year of operation.

The integrated, multi-level **revisys**™ (formerly called Nuraplex) products are designed to meet the complex nutritional needs that accompany aging or chronic health issues, such as for patients undergoing cancer treatment. The products were developed by prominent US physicians, neuroscientist Professor David Felten and oncologist Professor Barry Boyd, both of whom now sit on the AustCancer Scientific Advisory Board.

Strong Value operates throughout the Americas, working with a select group of clients that supply premium products and services to healthcare organisations. Their other clients include Agfa, one of the world's largest medical imaging companies plus several leading medical software and healthcare waste management companies.

AustCancer managing director Paul Hopper said, "Linking with Strong Value is a huge coup for us. They give us well-established and well-respected representation in the heart of our target markets across the country. When **revisys**™ sales commence in March, the products will have rapid access to independent and hospital linked cancer treatment centres, outpatient clinics and diagnostic clinics."

Strong Value Group CEO Ron Armstrong welcomed the addition of **revisys**™ to the range of products his company represents. "Strong Value focuses upon a select group of products that have the ability to deliver better overall patient treatment in a cost-efficient and revenue producing business model. The revisys™ product line is unique in being able to fulfil all of these goals. The formulations have strong medical backing and being tailored for specific needs, they are also very cost effective, " he said.

The total US market for the nutrition industry was US$58.0 billion in 2002; with the speciality supplement market in which **revisys**™ will compete, accounting for US$2.4 billion. AustCancer's original projection was to achieve US$10 million sales within three years, but Mr Hopper now sees that estimate as being conservative. "The indications are that Strong Value's extensive marketing network has the potential to bring us close to the total sales revenue we had projected to generate through several avenues in our first twelve months. We also have an active number of other distribution deals in the wings which we expect to successfully complete within 90 days, so we are now revising our forecasts and ramping up our manufacturing plans to cope with the expected higher demand," he said.

AustCancer is developing a portfolio of high quality oncology-related projects that are at various stages of commercialisation. Cash generating businesses such as **revisys**™ will provide the funds to exploit the potential of the company's leading product, the Phase II Pentrix™ vaccine, and to introduce promising pre-clinical and Phase I projects into the development pipeline

ENDS

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Tel: +61 2 9252 6899
Fax: + 61 2 9252 6877
Cell: +61 407 118 366
paulhopper@austcancer.com.au

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

Dr Mary Maida
General Manager
ACT (USA), INC.
Phone +1 585-419-9710
Fax: +1 585-419-9715

Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase Ia and Phase Ib/IIa trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase II trial with prostate cancer patients at leading Melbourne institutions early in 2004. Its US subsidiary, **revisys**™, is launching a range of nutritional supplements designed by leading US medical scientists for people with special needs, including those undergoing cancer treatment. A new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy is being developed with Cambridge UK joint venture partner BioFocus plc. The company also recently announced a collaboration with Telethon Institute for Child Health Research (TICHR) for the commercialisation of a new test that can rapidly detect the loss of genes in cancer cells, paving the way for more targeted and effective treatments for patients.

www.austcancer.com.au
www.revisyshealth.com
www.strongvalue.com

australian
cancer
technology

ASX/MEDIA RELEASE
22 January 2004

USA SCIENTISTS STRENGTHEN AUSTCANCER ADVISORY BOARD

Cancer focused bio-pharmaceutical company, Australian Cancer Technology ("AustCancer" - ASX:ACU), is pleased to announce that two leading United States medical scientists have accepted the company's invitation to join its Scientific Advisory Board.

Professor Rick Phipps and Professor Kerry O'Banion, both from the University of Rochester School of Medicine in New York State, will join neuroscientist Professor David Felten and oncologist Professor Barry Boyd on the Advisory Board.

Professor Phipps, an immunologist and cancer researcher, with interests in lung diseases and lymphomas, is the director of the university's lung biology and diseases program. Professor O'Banion, associate professor of neurobiology and anatomy, is internationally known for his work on cyclooxygenase-2 (COX-2) and its critical role in neuroinflammation and neurodegenerative diseases. He is a co-holder of the patents for the use of COX-2 inhibitors.

AustCancer recently announced its intention to expand its portfolio of developmental cancer therapeutics. The Scientific Advisory Board has been closely involved in the evaluation of candidate projects emerging through the company's growing international connections, particularly in the United States.

AustCancer's US presence will be further enhanced when its **revisys**™ line of advanced nutritional supplements is launched there next month. The integrated, multi-level **revysis**™ system is designed to meet the complex nutritional needs that accompany aging or chronic health issues, such as for patients undergoing cancer treatment. Professors Felten and Boyd are the originators of the **revisys**™ formulations and will continue to be heavily involved with the ongoing development of the product range.

AustCancer's stated objective is to develop a portfolio of high quality oncology projects which are at various stages of commercialisation. Cash generating businesses such as **revisys**™ will provide the funds to exploit the potential of the company's leading product, the Phase II Pentrix™ vaccine, and to introduce promising pre-clinical and Phase I projects into the development pipeline.

. - END –

Please direct enquiries to:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Mob: +61 407 118 366
Email: paulhopper@austcancer.com.au

04 MAR 22 AM 7:21

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase Ia and Phase Ib/IIa trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase II trial with prostate cancer patients at leading Melbourne institutions early in 2004. Its US subsidiary, **revisys**™, is launching a range of nutritional supplements designed by leading US medical scientists for people with special needs, including those undergoing cancer treatment. A new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy is being developed with Cambridge UK joint venture partner BioFocus plc. The company also recently announced a collaboration with Telethon Institute for Child Health Research (TICHR) for the commercialisation of a new test that can rapidly detect the loss of genes in cancer cells, paving the way for more targeted and effective treatments for patients.

australian
cancer
technology

ASX/MEDIA RELEASE
14 January 2004

AUSTCANCER GROWTH TO INCLUDE NEW USA & UK PROJECTS

Cancer focused bio-pharmaceutical company, Australian Cancer Technology ("AustCancer" – ASX:ACU), is increasingly looking to the United States & Europe as it pursues its aggressive growth plans. The company is currently evaluating two promising new projects as potential additions to its drug development pipeline which is led by its flagship technology, the Pentrix™ cancer vaccine.

The international emphasis is a key outcome of the comprehensive strategic review conducted by the recently strengthened Sydney based AustCancer management team.

AustCancer already has a US presence through its revisys™ cancer nutraceuticals business, which will commence sales of its range of nutritional supplements for cancer patients next month.

"Our objective is to develop a portfolio of high quality oncology projects which are at various stages of commercialisation. Cash generating businesses such as revisys™ will provide the funds to fully exploit the potential of our Phase II Pentrix™ vaccine, and to introduce promising pre-clinical and Phase I projects into our development pipeline," AustCancer managing director Paul Hopper said.

"As the world's major cancer treatment markets, the United States & Europe are important to our plans. As a result of the academic, clinical and commercial contacts we have made through our revisys™ business, we are uncovering a number of opportunities in the United States. We have already commenced due diligence on a well-validated pre-clinical target from a leading US institution," Mr Hopper said.

"In the UK, we are well advanced in discussions regarding licensing of a vaccine-related project which is already in Phase I trials, and which is complementary to Pentrix™" Mr Hopper said.

AustCancer already has a UK connection through its joint ventures with the drug discovery company, BioFocus plc. Patents on the CHK1 Kinase chemotherapy/radiotherapy adjunct are expected to be lodged during 2004.

The company's objectives with new projects are clear. "Our aim is to build platforms in small molecule therapeutics, vaccines and immune based therapies which can deliver significant royalties or pharmaceutical products within a short time frame," Mr Hopper said.

2004 is shaping as a year of considerable activity for AustCancer as the company sets about turning its growth plans into actions. Mr Hopper cites the strategic imperatives for AustCancer in 2004 as:

Delivering the forthcoming Phase II trials of Pentrix™ anti-cancer vaccine and aggressively pursuing commercial opportunities for the technology.

Commencing sales of the company's revisys™ nutraceutical products in US market in February and rapidly developing that business to generate cash to support the company's other developmental activities.

Expanding AustCancer's drug development pipeline

Further strengthening the company's Board and team of scientific advisers.

Positioning the company to maximise its appeal to investors in local and international capital markets.

. - END –

Please direct enquiries to:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Mob: +61 407 118 366
Email: paulhopper@austcancer.com.au

Mike Feehan
Monsoon Communications
Phone: +61 3 9620 3333
Mob: +61 412 537 533

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase Ia and Phase Ib/IIa trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase II trial with prostate cancer patients at leading Melbourne institutions early in 2004. Its US subsidiary, revisys™, is launching a range of nutritional supplements designed by leading US medical scientists to complement traditional treatments for cancer patients. A new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy is being developed with Cambridge UK joint venture partner BioFocus plc. The company also recently announced a collaboration with Telethon Institute for Child Health Research (TICHR) for the commercialisation of a new test that can rapidly detect the loss of genes in cancer cells, paving the way for more targeted and effective treatments for patients.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

australian
cancer
technology

04 MAR 22 AM 7:21
MEDIA RELEASE
19 December 2003

PHASE II ANTI-CANCER VACCINE TRIAL APPROVED

Leading Melbourne cancer centre grants ethics approval for Pentrix™ prostate cancer trial
Trial set to commence early 2004

Australian Cancer Technology ("AustCancer") (ASX:ACU) is pleased to announce that it has received approval for Phase II trial (Protocol p53-02) of its anti-cancer vaccine, Pentrix™. The Human Research Ethics Committee of the Peter MacCallum Cancer Centre (PMCC) has approved the trial.

The ethics application was submitted under the new Mutual Acceptance Program (MAP) now in place at PMCC and the two other centres for the trial, Austin Hospital (Austin) and Royal Melbourne Hospital (RMH). Approval at the Austin and RMH is expected shortly.

The trial is set to commence in early 2004.

The Phase II trial will be conducted by Cancer Trials Australia (CTA), a formal collaboration between six internationally renowned Melbourne institutions - Austin Health, Peter MacCallum Cancer Centre, Melbourne Health, Ludwig Institute for Cancer Research and Walter and Eliza Hall Institute of Medical Research. A total of 40 patients with hormone refractory prostate cancer will be enrolled at the three sites to evaluate the clinical efficacy of Pentrix™ and confirm the safety of the new vaccine formulation in this high-risk group.

Paul Hopper, AustCancer CEO, said, "We have been building the foundations of this trial for much of this year. It is key to determining whether the promising results obtained in earlier trials translate to positive clinical outcomes. If successful, we see AustCancer entering a most exciting phase."

The previous Phase Ib/IIa Pentrix™ trial conducted at Sydney's St Vincent's Hospital demonstrated an immune response in all 14 patients enrolled in the study. The patients were suffering from a range of different cancer types, giving indication of Pentrix™'s potential applicability to up to 50% of all cancers.

Associate Professor Mark Rosenthal, Cancer Trials Australia CEO said, "There is a strong pre-clinical rationale behind Pentrix™ and the Phase I data demonstrates its tolerability. This study will build on the Phase I tolerability data and will examine the efficacy of Pentrix™ as well as evaluating its effect on immune parameters. The study will be limited to patients with hormone-refractory prostate cancer."

The vaccine is in the final stages of manufacture at Prima Pharm Inc, San Diego, an ISO certified (BSI) and FDA inspected cGMP manufacturer of drugs, devices, cosmetics and diagnostic products. The active pharmaceutical ingredients (API) were manufactured by Multiple Peptide Systems (MPS) in San Diego, California.

Recruitment of patients for the trial will commence in early 2004.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 2 9252 6899
Mob: +61 407 118 366

Dr Roger Aston
Executive Chairman
Australian Cancer Technology
Phone: +61 2 9252 6899

Assoc Prof Mark Rosenthal
Chief Executive
Cancer Trials Australia
Phone: +61 3 9342 7560

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Pentrix™

Pentrix™ works by inducing the production of a cascade of antibodies, which trigger an immune response against tumour cells with a mutated p53 gene. Mutated p53 occurs in up to 50% of all cancer patients. Therefore, Pentrix™ differs from other vaccines currently in development in that it can be used in up to 50% of all cancer patients and across a broad spectrum of cancer types. Most other developmental vaccines are designed to treat one specific type, or sub-type, of cancer and many use a patient's own cells and are therefore individually tailored for each patient resulting in regulatory as well as cost and time efficiency issues. Pentrix™ has no such issues making it a potential blockbuster product of interest to global pharmaceutical companies when compared to most competing technologies. The potential market for the vaccine has been estimated at US$2 billion per annum.

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase Ia and Phase Ib/IIa trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase II trial with prostate cancer patients at leading Melbourne institutions early in 2004. Its US subsidiary, Megaplex, is launching a range of nutritional supplements designed by leading US medical scientists to complement traditional treatments for cancer patients. A new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy is also being developed with Cambridge UK joint venture partner BioFocus plc. The company also recently announced a collaboration with Telethon Institute for Child Health Research (TICHR) for the commercialisation of a new test that can rapidly detect the loss of genes in cancer cells, paving the way for more targeted and effective treatments for patients.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

About Cancer Trials Australia (CTA)

The aim of the CTA collaboration is to improve cancer treatment through clinical and scientific research. The CTA consortium has a strong focus on early drug development and is successful at making research into products by its unique multi-site coordinated, collaborative approach to clinical research. CTA has a proven record for high quality, audit-ready research, conducted to worldwide internationally recognised standards. CTA Phase I, II and III clinical trials with innovative novel cancer compounds have been presented and published internationally. CTA has worked with many major international biotechnology and pharmaceutical companies.

For more information on "CTA" visit www.cancertrialsaustralia.com

australian
cancer
technology

ASX/MEDIA RELEASE
17 November 2003

RESIGNATION OF DIRECTORS

Non-executive director, Dr Alistair Cowden, and director/company secretary, Brett Dickson, have announced their resignations from the Board of Australian Cancer Technology (AustCancer, ASX:ACU) with immediate effect.

Brett Dickson has agreed to continue to act as company secretary of AustCancer for an interim period.

The company's head office has now formally relocated from Perth to Sydney and both Dr Aston and managing director Paul Hopper are based there.

AustCancer's leading edge Pentrix™ anti-cancer vaccine will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions early in 2004. Its recently acquired US subsidiary, NuraPlex, will also launch its range of nutritional supplements for cancer patients early next year.

- END -

PLEASE DIRECT ENQUIRIES TO:

Australian Cancer Technology Limited
Paul Hopper
Managing Director
Level 36, Suite 4
88 Phillip Street
SYDNEY NSW 2000
Phone: +61 2 9252 6899
Mobile: +61 (0) 407 118 366

For more information on "Australian Cancer Technology" visit
www.austcancer.com.au

04 MAR 22 AM 7:21

JOINT MEDIA RELEASE
AUSTRALIAN CANCER TECHNOLOGY
TELETHON INSTITUTE FOR CHILD HEALTH RESEARCH

RESEARCHERS FIND GENETIC CLUE TO CANCER RELAPSE

November 13, 2003

Cancer researchers at Perth's Telethon Institute for Child Health Research (TICHR) have developed a new test that can rapidly detect the loss of genes in cancer cells, paving the way for more targeted and effective treatments for patients.

Australian Cancer Technology (AustCancer, ASX:ACU) today announced that it has entered into a partnership agreement with the Institute to commercialise this novel technology and bring it to the market as quickly as possible.

Professor Ursula Kees, who heads the Children's Leukaemia and Cancer Research Division at TICHR, said the development of a fast, simple gene test could significantly improve patient outcomes.

"Our research in a group of cancer patients has shown that those patients with cancer cells that have lost a specific tumour suppressor gene are at greater risk of relapse," she said.

"If their doctors can determine the genetic makeup of the cancer at an early stage, then they will have a very important indicator of the type of treatment that will be most effective.

"Current methods for testing the loss of genes in cancer cells are expensive and relatively slow. The new technology that we have developed is fast, simple and can be applied at low cost – in fact it uses standard equipment found in most diagnostic labs."

Professor Kees said in studies on children with acute lymphoblastic leukaemia (ALL), which were published in the prestigious journal 'Blood', her team had shown that this technology is effective in measuring the deletion of an important tumour suppressor gene. The studies also showed that the gene's absence pointed to a 11-fold higher risk of relapse.

"Testing cancer cells to determine whether a gene is missing has always been considered very difficult because patient specimens always contain normal cells, and the genetic differences that we're looking for are very subtle. This new technology can detect those very small differences."

Paul Hopper, managing director of AustCancer said his company would be determining the most appropriate commercial model by which the test can be rapidly brought to the market.

"We believe that, as medical science's understanding of the role of genes in cancer grows, an inexpensive, quick and routine gene test will become essential in the diagnosis of many types of cancer. The technology is patented and we have embarked on a research program with the Institute to expand its utility to other important cancer genes."

Director of the Telethon Institute for Child Health Research, Professor Fiona Stanley, said the Institute was delighted to partner with AustCancer on this discovery because of their strong credentials in the field.

"It's important that we make sure that the benefits of our research are seen by the patients as soon as possible. This partnership will ensure that we can now take this discovery to the next stage of development."

ends

PLEASE DIRECT ENQUIRIES TO:

Liz Chester
Media Liaison Manager
Telethon Institute for Child Health Research
Phone: 0409 988 530

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 407 118 366
+61 2 9252 6899

Mike Feehan
Monsoon Communications
Phone: +61 3 9620 3333

About Telethon Institute for Child Health Research

The Institute has enjoyed over a decade of research activity and has been responsible for a number of key findings and initiatives. The Institute's mission is to improve the health of children through the development and application of research into the causes and prevention of ill health and the maintenance of health.

For more information on "Telethon Institute for Child Health Research" visit www.ichr.uwa.edu.au

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions late in 2003. Its US subsidiary, NuraPlex, is launching a range of nutritional supplements designed by leading US medical scientists to complement traditional treatments for cancer patients. A new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy is also being developed with Cambridge UK joint venture partner BioFocus plc.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

australian
cancer
technology

ASX RELEASE
17 October 2003

COMPLETES US CANCER CARE ACQUISITION

- **Cancer focused formulations on target for February launch into US market**

Australian Cancer Technology Limited ("AustCancer") (ASX: ACU) today announced it has completed the acquisition of the exclusive 20-year worldwide licence to manufacture and distribute a range of cancer-focused nutraceuticals designed to support traditional oncology treatment regimes.

The United States' launch of eight premium products, to be marketed under the NuraPlex brand, is on target for 1st February 2004. All manufacturing, marketing and distribution arrangements, within FDA and GMP guidelines, are now in place. NuraPlex will be launched into the northeastern US market, which according to the American Cancer Association will have the highest increase in incidence of new cancer cases in the US in 2003.

The NuraPlex products, developed by prominent US physicians, neuroscientist Professor David Felten, and oncologist Professor Barry Boyd, have been specifically designed to support the needs of cancer patients. The product range includes multi-nutrient supplements that provide support to optimise health during radiation, chemo or other therapies. Other products focus on the preventative benefits of certain nutrients which enhance immune function, particularly cell mediated immunity and natural killer cell activity. These products are formulated for general and specific applications including women's health, breast care and prostate care.

Professors Felten and Boyd have committed to adding at least two new products annually to the NuraPlex range.

Initially, the NuraPlex range will be positioned for direct sale to patients through the private practices of licensed medical and health care professionals, particularly the 9,000 oncologists and 1,200 cancer centres in the US. AustCancer is also in advanced discussions with the largest premium end supermarket retailer in the northeastern US, to carry NuraPlex products in their 110 stores.

Newly appointed AustCancer Managing Director, Paul Hopper, who has just returned from the United States, said, "There is clearly a niche for evidenced based scientific nutraceuticals designed for cancer patients. The overall market is staggering in both its size and growth rate but there are very few products available that meet the particular needs of cancer patients and even fewer that have the academic and scientific backing of NuraPlex."

The total US market for the nutrition industry was US$58.0 billion in 2002, with the speciality supplement market in which NuraPlex will compete, accounting for US$2.4 billion.

The NuraPlex business, wholly owned through AustCancer subsidiary ACT (USA) Inc, is based in Rochester, New York State with an experienced management team, led by CEO Dr Mary Maida. The business is expected to be cash flow positive within 12 months with projected of over US$10 million pa after two years.

Australian Cancer Technology Limited ABN 24 007 701 715
Ground Floor, 1 Havelock Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

Both Professor Felten and Professor Boyd have agreed to join AustCancer's scientific advisory board. (See below for their profile details.)

ENDS

PLEASE DIRECT ENQUIRIES TO:

Paul Hopper
Managing Director
Australian Cancer Technology
Phone: +61 – 407 118 366

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

Dr Roger Aston
Executive Chairman
Australian Cancer Technology
Phone: +44- 7831-834025

Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions in early 2004. Its US subsidiary, NuraPlex, is launching a range of nutritional supplements designed by leading US scientists to complement traditional treatments for cancer patients. A range of new oncology drugs and technologies is also being developed with Cambridge UK joint venture partner BioFocus pls.

Professor David Felten

Professor Felten has recently been appointed Dean of Seaton Hall University in New Jersey. He was previously the Professor of Anatomy and Neurobiology at the University of California, Irvine College of Medicine and Executive Director of the Susan Samueli Centre for Complementary and Alternative Medicine. He has received numerous honours and awards, co-edited major texts and journals and authored 210 publications. Professor Felten's particular interest is to integrate western scholarly medicine with evidence-based complementary medicine

Professor Barry Boyd

Professor Boyd is Director of Integrative Oncology and the Centre for Integrative Health at Greenwich Hospital, a division of Yale. He is Assistant Clinical Professor of Medicine at Yale Medical School and serves on the American Cancer Society Task Force on cancer guidelines. Dr Boyd is interested in the use of alternative therapies in the cancer survivor and the influence that insulin and stress have in cancer outcomes

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

australian cancer technology

ASX/MEDIA RELEASE
1 October 2003

MANAGEMENT AND BOARD RESTRUCTURE
RELOCATION TO SYDNEY

Following the acquisition of the NuraPlex Nutraceutical complementary medicine business in the USA and with the imminent commencement of Phase II clinical trials of Pentrix^{TM}, the board and management of AustCancer has restructured to better position the company for growth.

Chief Executive Officer, Mr Paul Hopper, will join the board and assume the position of Managing Director, effective October 1st. Mr Hopper, 46, has nearly 25 years experience in local and international public company markets, with almost half that time as the Managing Director of Alpha Healthcare Limited, a diversified ASX listed health services group which he co-founded in 1988 and ran until 1999. Under his leadership, Alpha Healthcare grew to a $100 million pa turnover business employing over 2,000 staff.

Executive Chairman, Dr Roger Aston, will continue in his role and be responsible for the technical management of AustCancer's clinical trial and drug development programmes. Dr Aston has more than 20 years of commercial and scientific experience in the biopharmaceutical industry. Formerly CEO of Peptech Limited and Biokine Technology Limited, Dr Aston was also Chairman of Cambridge Drug Discovery and Director of Cambridge Antibody Technology. Dr Aston is the founder and CEO of pSiMedica (UK), a UK biomaterials company.

Both Dr Aston and Mr Hopper will be based in AustCancer's Head Office which is to be relocated to Sydney in late October.

Dr Alistair Cowden will resign as Managing Director effective October 1st and remain a director and consultant.

An incentive package for Mr Hopper and Dr Aston has been negotiated and will be put to shareholders at the company's AGM in November. Mr Hopper has been awarded, subject to meeting performance criteria and completing a period of service with the company, 2 million options exercisable at 20 cents and expiring on December 31, 2006. Dr Aston has also been awarded 2 million options on similar terms subject to cancellation of existing options held by him.

- END -

Australian Cancer Technology Limited
Ground Floor, 1 Havelock Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

PLEASE DIRECT ENQUIRIES TO:

Australian Cancer Technology Limited
Paul Hopper
Managing Director
Level 36, Suite 4
88 Phillip Street
SYDNEY NSW 2000
Phone: +61 (0) 407 118 366

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions late in 2003. Its US subsidiary, NuraPlex, is launching a range of nutritional supplements designed by leading US scientists to complement traditional cancer treatments and address patient desires for self-help and improvement of well being. A new oncology drug (CHK1 Kinase Inhibitor) to optimise the efficacy of chemotherapy and radiotherapy is also being developed with Cambridge UK joint venture partner BioFocus plc.

For more information on "Australian Cancer Technology" visit
www.austcancer.com.au

australian
cancer
technology

ASX/MEDIA RELEASE
1 September 2003

IMPORTANT CANCER DRUG DISCOVERY FROM AUSTCANCER JV

- **BioFocus and AustCancer have discovered novel lead compounds (Kinase-inhibitors) that have the potential to enhance the effectiveness of traditional chemotherapy and radiotherapy approaches to cancer treatment**
- **A lead candidate drug will be developed for patent and commercialisation activities**

Australian Cancer Technology Limited ("AustCancer") (ASX: ACU) and BioFocus plc ("BioFocus") (AIM: BIO) are pleased to announce promising results from their joint discovery program. Compounds have been discovered that are both potent and show efficacy against the key drug target, Chk1 Kinase.

Dr Roger Aston, Chairman of AustCancer, said, "Kinase inhibitors are one of the most exciting areas in drug discovery, often aimed at enhancing current chemotherapy stratagems, with blockbuster cancer drugs such as Glivec and Irressa both in this category. This is a most encouraging development for AustCancer"

Mr Geoff McMillan, Chief Executive of BioFocus, said, "We are very pleased that high throughput screening of compounds from BioFocus' proprietary library has returned a number of confirmed "hit" compounds, which selectively inhibit the key Chk1 Kinase enzyme. Such compounds would potentially enhance cancer cell death in conjunction with established treatment regimens".

The compounds are also selective for the Chk1 enzyme over a number of other key selectivity targets. They also had similar structure-activity relationships suggesting a good start point for further optimisation.

The partners are concentrating on maximising potency and demonstrating the effect of enhanced cancer cell death by constructing a series of compounds around the most potent (lead) compound. The partners expect to lodge patents for these novel compounds later in the year and commence commercialisation negotiations shortly thereafter.

AustCancer has two 50:50 joint ventures with BioFocus, the RVD Breast Cancer project and the Chk1 Kinase project. The partners have decided to focus their development resources on the Chk1 Kinase project as it is believed it has the stronger potential to deliver commercial outcomes in the near term.

- END -

Australian Cancer Technology Limited
Ground Floor, 1 Havelock Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1663D-AC/kw

PLEASE DIRECT ENQUIRIES TO:

Australian Cancer Technology Limited
Alistair Cowden
Managing Director
Phone: +61 8 9486 4622

Paul Hopper
Chief Executive Officer
Phone: +61 (0) 407 118 366

BioFocus
Geoff McMillan
Chief Executive
Phone: +44 (0) 1799 533500

John Kamins
Vice President
Business Development & Marketing
Phone: +44 (0) 1799 533500

Buchanan Communications
Rebecca Skye Dietrich
Phone: +44 (0) 20 7466 5000

About Chk1 Kinase Project

Many cancer therapies such as radiotherapy and platinum based chemotherapies cause DNA damage in order to kill proliferating tumour cells. However, a major limitation of such therapies is the emergence of resistant tumours following initial treatment. This leads to a requirement for higher, more toxic dosages to produce cell death consequently increasing debilitating side effects.

The resistance to such therapies is caused by an important enzyme known as Chk1 Kinase (CHK1), which helps control the arrest of the cell cycle and the inhibition of cell death in response to these treatments. Cell cycle checkpoints are a hiatus in the cell cycle of growth and division and are involved in the cells response to DNA damage such as that induced by drugs or radiotherapy. They specifically prevent cell cycle progression to allow the cell to repair the DNA damage. Tumour cells can take advantage of these checkpoints to arrest the cell cycle following DNA damage and avoid immediate cell death. This can contribute to drug resistance. A drug, which inhibits the activity of CHK1, should therefore sensitise cells to DNA-damaging therapies and circumvent resistance to treatment. Such a drug would therefore be used in conjunction with existing therapies.

About BioFocus

BioFocus is a leading drug discovery company working in partnership with major pharmaceutical and biotechnology companies. Additionally it is developing a portfolio of internal drug discovery programs aimed at providing drug leads for partnering. The company was founded in 1997 and is quoted on the Alternative Investment Market of the London Stock Exchange. BioFocus works with a wide range of global clients and in 2002 provided services and/or products to 22 leading pharmaceutical companies.

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions later in 2003. Its US subsidiary, NutraForte, is launching a range of nutritional supplements designed by leading US scientists to complement traditional treatments and address patient desires for self-help and improvement of well being. A range of new oncology drugs and technologies is also being developed with Cambridge UK joint venture partner BioFocus plc.

For more information on "Australian Cancer Technology" visit
www.austcancer.com.au

australian cancer technology

ASX RELEASE
14 August 2003

ACQUISITION OF US CANCER CARE BUSINESS

- **Cancer focused nutritional supplements developed by leading medical specialists**
- **To be launched in $18 billion US market in six months**
- **Positive cash flow from year 1**

Australian Cancer Technology Limited ("AustCancer") (ASX:ACU) today announced its intention to acquire the exclusive 20 year worldwide licence to manufacture and distribute a range of nutraceutical medicine products focused on cancer. The acquisition is subject to the completion of formal due diligence.

NutraForte is a New York State based business focused on designing and producing a range of nutraceutical medicines. The products have been developed by two leading US specialists in Oncology and Complementary and Integrative Medicine to support the care and well being of cancer patients.

This acquisition complements AustCancer's current activities and transforms it to a broadly based oncology company with three facets:

- A range of patient care products complementing traditional cancer treatments and improving patient quality of life.
- The Pentrix™ vaccine, now advancing to a multi-centre Phase 2 trial in prostate cancer patients which will commence in Melbourne in October 2003.
- The cancer drug discovery programs in partnership with leading UK company BioFocus plc.

AustCancer Executive Chairman Dr Roger Aston said, "This is such a tremendous fit for AustCancer. We are acquiring a business with excellent growth prospects and the potential to very quickly generate profits which will help drive the commercialisation of our cancer drugs. The prestigious academic and medical alliances with US physicians expert in Oncology, Endocrinology, Neuro-immunology and Integrative Medicine are huge pluses."

The products are to be launched on the US market in February 2004 and the market for nutritional supplements in the US is estimated at US$18 billion and growing at around 20% per annum.

Oncologists report that after diagnosis and initial treatment most patients are anxious about diet and general health and most take supplements that are not prescribed by their medical practitioner. NutraForte's products will target this market, aiming to become a high end product that is the choice of medical practitioners. The products were designed by two US physicians, Professor David Felten and Professor Barry Boyd.

Australian Cancer Technology Limited ABN 24 007 701 715
Ground Floor, 1 Havelock Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

Professor David Felten is Professor of Anatomy and NeuroBiology at the University of California, Irvine College of Medicine and Executive Director of the Susan Samueli Centre for Complementary and Alternative Medicine. Professor Felten has received numerous honours and awards, co-edited major texts and journals and authored 210 publications. Professor Felten's particular interest is to integrate western scholarly medicine with evidence-based complementary medicine.

Professor Barry Boyd is Director of Integrative Oncology and the Centre for Integrative Health at Greenwich Hospital, a division of Yale. He is Assistant Clinical Professor of Medicine at Yale Medical School and serves on the American Cancer Society Task Force on cancer guidelines. Dr Boyd is interested in the use of alternative therapies in the cancer survivor and the influence that insulin and stress have in cancer outcomes.

Both Professor Felten and Professor Boyd have agreed to join the company's scientific advisory board.

The range of oncology focused nutritional supplements includes multinutrient supplements that provide support to optimise health during radiation or other therapies. Other products focus on the preventative benefits of certain nutrients which enhance immune function, particularly cell mediated immunity and natural killer cell activity. These products are formulated for general and specific application including women's health, breast care and prostate care.

Among the new products being developed by Dr's Boyd and Felten are supplements to assist reduction of the symptoms of the side effects observed during conventional chemotherapy and radiotherapy. Typically such side effects include damage to the lining of the gut and suppression of the immune system.

NutraForte is based in Rochester, New York State and an experienced management team led by CEO Dr Mary Maida is in place.

SunTen Laboratories, one of the United States largest and most reputable contract pharmaceutical manufacturers of quality complementary medicines, will manufacture the NutraForte products to comply with the highest level of purity, safety and FDA standards. The products will be positioned for direct sale to consumers through the private practices of licensed medical and health care professionals, particularly oncologists and cancer centres.

The advertising and marketing launch will be managed by Dixon Schwabl of New York and distribution will be handled by leading US healthcare contract sales organisation, Caswood Enterprises whose clients include Johnson & Johnson and Merck.

The first group of products to be introduced in 2004 will include complementary medicines for prostate and breast cancer sufferers. It is projected that the business will be cash flow positive within 12 months and will generate sales over US$10 million pa within two years.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Dr Alistair Cowden
Managing Director
Australian Cancer Technology
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

Dr Roger Aston
Executive Chairman
Australian Cancer Technology
Mobile: 0011 44 7831 834 025

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial prostate cancer patients at leading Melbourne institutions later in 2003. Its US subsidiary, NutraForte, is launching a range of nutritional supplements designed by leading US scientists to complement traditional treatments and address patient desires for self-help and improvement of well being. A range of new oncology drugs and technologies is also being developed with Cambridge UK joint venture partner BioFocus pls.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

australian
cancer
technology

ASX RELEASE
14 August 2003

NEW CEO APPOINTMENT AND CAPITAL RAISING

- **Mr Paul Hopper appointed AustCancer CEO**
- **$2.4 million capital raising completed**

The Board of Australian Cancer Technology Limited ("AustCancer") (ASX:ACU) today announced the appointment of Sydney based Mr Paul Hopper to the position of CEO and the successful completion of a $2.4 million capital raising.

Mr Hopper, 46, has nearly 25 years experience in public company markets, with almost half that time as the Managing Director of Alpha Healthcare Limited, a diversified ASX listed health services group which he co-founded in 1988 and ran until 1999. Under his leadership, Alpha Healthcare grew by acquisition to a $100 million pa turnover business employing over 2,000 staff. He is currently the principal of Exchequer Capital Partners, a boutique consultancy which focuses on providing strategic consulting and equity raising services to a range of industries, particularly the biotechnology, medical and healthcare sectors in Australia, Asia and the United States.

Mr Hopper introduced the NutraForte nutraceutical business, a major new US oncology opportunity. The new business is expected to add significant value and underpin the growth of the Company. In addition to accepting the CEO role Mr Hopper has shown his support of the company by accepting a placement of 10 million shares at $0.12 ($1.2 million). An additional 10 million shares have been placed to a private investor.

The shares were placed at 12 cents, being a 15% discount to the weighted average price for five days prior to securing agreement to issue the stock. The placement will fund the launch of the Nutraceuticals business and the Phase 2 trial of the Pentrix™ anti-cancer vaccine.

AustCancer Executive Chairman, Dr Roger Aston said, "It's a most welcome bonus to have the financial support of Paul Hopper and to be able to add someone of his capabilities to the AustCancer team. Paul's operational skills in human resources, finance and markets, customer service and quality assurance are particularly appropriate to the NutraForte business."

Current Managing Director, Dr Alistair Cowden, has indicated his intention to step down from that position with effect from 1 October. Dr Cowden will remain a Director and consultant to the Company. Dr Roger Aston remains Executive Chairman. AustCancer's corporate office will be relocated to Sydney in the near future.

-ENDS-

Australian Cancer Technology Limited ABN 24 007 701 715
Ground Floor, 1 Havelock Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

PLEASE DIRECT ENQUIRIES TO:

Dr Alistair Cowden
Managing Director
Australian Cancer Technology
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Australian Cancer Technology

Australian Cancer Technology is a broadly based international oncology company focused on developing and delivering products for the unmet needs of cancer patients. Its leading edge Pentrix™ anti-cancer vaccine successfully completed Phase 1a and Phase 1b/2a trials at St Vincent's Hospital Sydney and will undergo a comprehensive Phase 2 trial with prostate cancer patients at leading Melbourne institutions later in 2003. Its US subsidiary, NutraForte, is launching a range of nutritional supplements designed by leading US scientists to complement traditional treatments and address patient desires for self-help and improvement of well being. A range of new oncology drugs and technologies is also being developed with Cambridge UK joint venture partner BioFocus pls.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

ian
cer
nology

04 MAR 22 AM 7:21

PENTRIX™ PRESENTED AT MAJOR US CANCER CONFERENCE

Australian Cancer Technology's ("AustCancer") (ASX:ACU) promising anti-cancer vaccine, Pentrix™, has been presented to delegates at one of the world's largest conferences for cancer specialists.

Pentrix™ researcher Dr Winston Liauw, from Sydney's St Vincent's Hospital, fielded enquiries about the innovative technology from delegates at the American Society of Oncologists general meeting held in Chicago last month. Around 30,000 delegates attended the event.

Phase 2 clinical trials of Pentrix™ will commence at three leading Melbourne hospitals later this year. The results from the Phase 1b/2a trials at St Vincent's Hospital were very promising, with all 14 patients enrolled in the study producing an immune response.

The material presented at the Chicago conference can be viewed on AustCancer's website www.austcancer.com.au.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Dr Alistair Cowden
Managing Director
Australian Cancer Technology
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Pentrix™

Pentrix™ completed Phase 1 clinical trials at St Vincent's Hospital, Sydney in 2002/2003 demonstrating both safety and a strong immune response. Phase 2 trials on prostate cancer patients at Royal Melbourne Hospital, Peter MacCallum Cancer Centre and Austin Health will commence in the third quarter of 2003 under the auspices of the Centre for Development Cancer Therapeutics.

Pentrix™ works by inducing the production of a cascade of antibodies which trigger an immune response against tumour cells with a mutated p53 gene. Mutated p53 occurs in up to 50% of all cancer patients and therefore, Pentrix™ may be useful for many patients and across a broad spectrum of cancer types. Other developmental vaccines are designed to treat one specific type of cancer and many are individually tailored for each patient resulting in regulatory as well as cost and time efficiency issues. Pentrix™ has no such issues making it a potential blockbuster product of interest to global pharmaceutical companies. The potential market for the vaccine has been estimated at US$2 billion per annum.

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer has a portfolio of innovative technologies targeting large unmet cancer markets. The Company provides a commercial focus, technical expertise and relationships with prominent clinical research facilities to maximise the value of the most promising candidate drugs. In addition to its leading edge Pentrix™ anti-cancer vaccine, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc, including the Chk1 Kinase Joint Venture, which aims to develop a drug to enhance the effectiveness of conventional cancer therapies.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

australian cancer technology

ASX/MEDIA RELEASE
2 July 2003

PHASE II TRIALS FOR ANTI-CANCER VACCINE

Pentrix™ taken up by leading cancer centres

Australian Cancer Technology ("AustCancer") (ASX:ACU) will link with some of Australia's most prestigious institutions as its promising anti-cancer vaccine, Pentrix™, moves into the next stage of clinical trials.

The Melbourne-based Centre for Developmental Cancer Therapeutics (CDCT) will conduct a multi centre Phase II clinical trial of the vaccine. A total of 40 patients with hormone refractory prostate cancer will be enrolled in three centres to evaluate the clinical activity of Pentrix™ and confirm the safety of the new formulation of the vaccine. The trial is due to commence in October 2003 and the results will give an indication of the ability of Pentrix™ to delay disease progression in patients with high risk of disease progression.

CDCT is a formal collaboration between six internationally renowned Melbourne institutions and Clinical Trials Victoria, a new initiative that has been set up by the State Government to attract more national and international clinical trials to Victoria. The three sites chosen for the Pentrix™ trial are Austin Health, Royal Melbourne Hospital and the Peter MacCallum Cancer Centre. The other institutions in the consortium are the Ludwig Institute for Cancer Research, The Walter and Eliza Hall Institute of Medical Research and the Western Hospital.

The Chief Executive Officer of CDCT, Associate Professor Mark Rosenthal from the Royal Melbourne Hospital, said, "In the last 2 years, CDCT has undertaken over 60 Phase I to Phase III specialist cancer clinical trials with conventional anti-cancer drugs. Now, with the discovery of targeted anti-cancer vaccines, a new era of developmental research has opened. CDCT is proud to be leading this initiative and will work with AustCancer to develop Pentrix™ as this revolutionary vaccine moves into further clinical testing."

The previous Phase Ib/IIa Pentrix™ trial conducted at Sydney's St Vincent's Hospital demonstrated an immune response in all 14 patients enrolled in the study. The patients were suffering from a range of different cancer types, giving further indication of Pentrix™'s potential applicability to up to 50% of all cancers.

"The results from previous clinical trials on Pentrix™ are encouraging and have attracted considerable interest in cancer research circles. We welcome the opportunity to further explore the potential for the vaccine," Professor Rosenthal said.

AustCancer Executive Chairman, Dr Roger Aston, said, "This trial is directed to achieving measurable clinical outcomes. Prostate cancer patients are an ideal group as they have low tumour burden that is well suited to a vaccine treatment and the prostate specific antigen (PSA) test provides a direct measure of the progression of the disease. We are very excited

Australian Cancer Technology Limited ABN 24 007 701 715
Ground Floor, 1 Havelock Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

that Pentrix™ will now move to examining clinical efficacy, the stage at which value would be recognised. It is also pleasing that CDCT have chosen to partner Pentrix™ through this vital stage of drug development.

"Pentrix™ is based on some of the most advanced immunological concepts to circumvent the issues faced by other cancer vaccines worldwide. Strong results from this Phase II trial program would position AustCancer as a leader in its chosen field and would open up a major opportunity in the market, currently estimated at over US$2 billion per annum".

As the trial progresses, AustCancer will also prepare an Investigational New Drug (IND) application for the United States FDA to permit opening an additional trial centre in the USA.

The vaccine is currently being manufactured to Good Manufacturing Practice (GMP) standard by Multiple Peptide Systems of San Diego, California.

Kendle International Inc, a leading full-service contract research organisation, has been appointed by AustCancer to provide the full scope of clinical trial services for the Phase II trial. Those services include protocol design, regulatory consulting, clinical trial management, data collection and analysis, data management and medical writing.

The trial is expected to conclude in late 2004.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Dr Alistair Cowden
Managing Director
Australian Cancer Technology
Phone: +61 8 9486 4622

Assoc Prof Mark Rosenthal
Chief Executive
Centre for Developmental Cancer Therapeutics
Phone: +61 3 9342 7560

Dr Roger Aston
Executive Chairman
Australian Cancer Technology
Phone: +44 1684 585 300

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Pentrix™

Pentrix™ works by inducing the production of a cascade of antibodies which trigger an immune response against tumour cells with a mutated p53 gene. Mutated p53 occurs in up to 50% of all cancer patients. Therefore, Pentrix™ differs from other vaccines currently in development in that it can be used in up to 50% of all cancer patients and across a broad spectrum of cancer types. Most other developmental vaccines are designed to treat one specific type, or sub-type, of cancer and many use a patient's own cells and are therefore individually tailored for each patient resulting in regulatory as well as cost and time efficiency issues. Pentrix™ has no such issues making it a potential blockbuster product of interest to global pharmaceutical companies when compared to most competing technologies. The potential market for the vaccine has been estimated at US$2 billion per annum.

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer has a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus, technical expertise and relationships with prominent clinical research facilities to maximise the value of the most promising candidate drugs. In addition to its leading edge Pentrix™ anti-cancer vaccine, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc. Other technologies currently under evaluation with BioFocus include the Chk1 Kinase Joint Venture, which aims to develop a drug to enhance the effectiveness of conventional cancer therapies.

For more information on "Australian Cancer Technology" visit www.austcancer.com.au

About Centre for Developmental Cancer Therapeutics

The aim of the CDCT collaboration is to improve cancer treatment through clinical and scientific research. The CDCT consortium has a strong focus on early drug development and is successful at making research into products by its unique multi-site coordinated, collaborative approach to clinical research. CDCT has a proven record for high quality, audit-ready research, conducted to worldwide internationally recognised standards. CDCT Phase I, II and III clinical trials with innovative novel cancer compounds have been presented and published internationally. The Centre has worked with many major international biotechnology and pharmaceutical companies.

For more information on "CDCT" visit www.cdct.org

BresaGen

australian cancer technology

ASX/MEDIA RELEASE
8 May 2003

AUSTCANCER AND BRESAGEN COLLABORATE ON CANCER VACCINE TRIAL

Australian Cancer Technology ("AustCancer") (ASX:ACU) has advanced plans for forthcoming Phase 2 clinical trials of its highly promising Pentrix™ anti-cancer vaccine. Fellow biotechnology company, BresaGen (ASX:BGN), will collaborate with AustCancer by manufacturing a highly purified version of the p53 molecule, the ultimate target of AustCancer's Pentrix™ vaccine.

It is expected that the antibody fragments in the Pentrix™ vaccine will generate cellular immunity that targets the p53 molecule on the surface of cancerous tumours. The vaccine aims to create an immune response that causes the body to recognise the cancer as "foreign" and therefore attack the tumour. Recognition of cancer as "foreign" has been a central problem in cancer immunology around the world.

A diagnostic test based on the BresaGen manufactured p53 will help determine whether the Pentrix™ vaccine (DTH) developed by the Company has been successful in targeting tumour cells with p53 markers on their surface. The diagnostic test would be administered to enable the clinical researchers to monitor and assess progress.

AustCancer's chairman Dr Roger Aston said, "We see this as an important test for the Pentrix™ trial. Highly purified p53 is not commercially available elsewhere and it is significant that we can acquire the product locally in Australia manufactured to a high standard".

BresaGen's Chief Operating Officer, Dr Meera Verma, welcomed the collaboration with AustCancer. "BresaGen is the ideal partner for producing p53 for AustCancer's trial. Our new manufacturing facility is unique in Australia and compliments BresaGen's high calibre process development team," she said.

Planning for the Phase 2 Pentrix™ trial is well underway and all matters required to commence the trial are expected to be finalised in the 3rd quarter of this year. The Phase 1b/2a Pentrix™ trial conducted at Sydney's St Vincent's Hospital demonstrated an immune response in all 14 patients enrolled in the study. The patients were suffering from a range of different cancer types, giving further indication of Pentrix™'s potential applicability in up to 50% of all cancers.

Dr Aston said, "Pentrix™ has demonstrated activity in very late-stage patients at St. Vincent's Hospital. The expansion of clinical studies into earlier stage patients will provide the commercial basis for AustCancer's first product. Strong results from a Phase 2 trial program would further point to it being a potential blockbuster drug, with market potential of well over US$2 billion per annum."

Additional information on the forthcoming trials will be announced shortly.

-ENDS-

Australian Cancer Technology Limited ABN 24 007 701 715
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1799D-AC/rc

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden
Managing Director
Australian Cancer Technology
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

Dr Meera Verma
Vice President and COO
BresaGen Ltd
Phone: +61 8 8234 2660
Mobile: 0409 740 733

Hilarie Dunn
Public Relations for BresaGen Ltd
Phone: +61 9251 0110
Mobile: 0414 357 792

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer has a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus, technical expertise and relationships with prominent clinical research facilities to maximise the value of the most promising candidate drugs. In addition to its leading edge Pentrix™ anti-cancer vaccine, which recently successfully completed Phase 1b/2a clinical trials at St Vincent's Hospital Sydney and the RVD breast cancer joint venture, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc. Other technologies currently under evaluation with BioFocus include the CHK1 Kinase Joint Venture, which aims to develop a drug to enhance the effectiveness of conventional cancer therapies.

About BresaGen

BresaGen is a leading Australian biotechnology company committed to the discovery and commercial development of innovative bio-therapies. Drawing on two decades of experience, the company has earned a reputation for excellence in the fields of reproductive and developmental biology and in the manufacture of recombinant protein pharmaceuticals. The Company has offices and laboratories in Adelaide, Australia and Athens, Georgia USA. Through its protEcol™ Services division, BresaGen is able to provide high yielding, scalable and cost-effective contract process development and manufacturing for recombinant peptides and proteins under cGMP standards.

For more information on the Company visit
www.austcancer.com.au

australian
cancer
technology

ASX/MEDIA RELEASE
17 April 2003

Mining Asset Sale Boosts AustCancer Cash Reserves

Australian Cancer Technology Limited ("AustCancer") (ASX:ACU) today announced it has completed the sale of its remaining mining interests to Julia Corporation Ltd (ASX:JLA). AustCancer has already received $300,000 of the $700,000 proceeds from the sale of the exploration rights to mining tenements near Laverton, Western Australia. A further $200,000 is payable in 180 days and the balance will be paid on commencement of commercial gold production from Julia's Mikado Gold project.

With this asset sale all mining assets have now been sold. AustCancer is firmly focussed on progressing further clinical trials of its highly promising Pentrix™ anti-cancer vaccine. The protocol for a full Phase 2 trial are now being developed with that trial expected to commence later this year. AustCancer expects to announce details of this trial shortly.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden
Managing Director
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

Visit ***www.austcancer.com.au*** *for details*

australian cancer technology

ASX/MEDIA RELEASE
31 March 2003

Sale of Laverton Gold Assets

The sale of the Laverton Gold Assets to Julia Corporation Ltd is subject to a number of conditions precedent. Australian Cancer Technology Limited ("AustCancer") has advised Julia Corporation Ltd that Placer (Granny Smith) Pty Ltd has waived its pre-emptive rights and that it is likely to return 100% ownership of the Mikado Gold deposit to AustCancer after 5 April 2003.

The acquisition is now free of conditions precedent and will be put to Julia Corporation Ltd shareholders on 8 April 2003.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden Phone: +61 8 9486 4622
Managing Director

About Australian Cancer Technology
AustCancer is an oncology drug development company, with a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus for development of promising candidate drugs. Its leading edge Pentrix™ anti-cancer vaccine is currently completing phase 1b/2a clinical trials at St Vincent's Hospital Sydney. In addition, through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc, a novel breast cancer drug is being evaluated (RVD joint venture), and the CHK1 kinase joint venture is aiming to develop a drug to enhance the effectiveness of conventional cancer therapies.

Visit ***www.austcancer.com.au*** *for details*

Australian Cancer Technology Limited ABN 24 007 701 715
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: Exp\ACT1776D-AC/rc

australian cancer technology

ASX/MEDIA RELEASE
16 January 2003

SHARE PLACEMENT

Australian Cancer Technology Limited ("AustCancer") (ASX: ACU) today announced it has completed a share placement, arranged by Intersuisse Corporate Pty Ltd ("Intersuisse"), to high net worth individuals and small institutions. AustCancer will issue 6,000,000 shares at 14 cents to raise $840,000 before costs.

AustCancer Managing Director Dr Alistair Cowden said, "The funds will be used to develop a protocol for Phase 2 clinical trials of the Pentrix™ anti-cancer vaccine, to formulate and manufacture vaccine for that trial, and to maintain AustCancer's interests in the exciting RVD Breast Cancer project."

Preliminary results of the Pentrix™ Phase 1b/2a clinical trial at Sydney's St Vincent's Hosptial were very encouraging with all patients who completed the trial demonstrating a strong immune response to the vaccine.

The RVD Breast Cancer project is a joint venture with BioFocus plc, a listed UK drug development and medicinal chemistry company. Screening trials have identified a family of highly promising compounds.

Dr Cowden said that AustCancer welcomed the new investors, "We were very pleased that the demand for shares far exceeded those on offer in what has been a difficult market for biotechnology companies."

The Company is working to strike relationships with various institutions and companies to undertake the next stage of clinical trialling for Pentrix™. It also aims to expand the current patent position as a consequence of the strong results of the current Phase 1b/2a trial. AustCancer expects to report on the expanded patent position and the formal conclusion of the current trial in February/March this year.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden Phone: +61 8 9486 4622
Managing Director

Mike Feehan Phone: +61 3 9620 3333
Monsoon Communications Pty Ltd

About Australian Cancer Technology

AustCancer is an oncology drug development company, with a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus for development of promising candidate drugs. Its leading edge Pentrix™ anti-cancer vaccine is currently completing phase 1b/2a clinical trials at St Vincent's Hospital Sydney. In addition, through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc, a novel breast cancer drug is being evaluated (RVD joint venture), and the CHK1 kinase joint venture is aiming to develop a drug to enhance the effectiveness of conventional cancer therapies.

Visit ***www.austcancer.com.au*** *for details*

australian cancer technology

ASX/MEDIA RELEASE
15 January 2003

COMMERCIAL STRATEGY FOLLOWING SUCCESSFUL CLINICAL TRIALS

Following the release of successful clinical trial results, Australian Cancer Technology Limited ("AustCancer") (ASX: ACU) has been examining its commercial options. To help the Company determine the most attractive option, it has appointed Intersuisse Corporate Pty Ltd to assist it with corporate advisory and investment marketing matters.

Together with its advisors, AustCancer is evaluating a number of alternative strategies including licensing, joint venture, partial or total sale of the projects and corporate activity such as mergers or acquisition. In this regard, over the last few months the Company has had discussions with a number of companies in relation to possible mergers with preliminary discussions continuing.

Intersuisse Corporate is backed by the resources of the Intersuisse Group and its associate, Phillip Securities Pte Ltd of Singapore. Its reputation in the mid cap industrial, technology, biotechnology and junior resource sectors reflects its willingness to recognise the potential in emerging companies and assist with strategic planning and long term business development.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden
Managing Director
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer has a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus, technical expertise and relationships with prominent clinical research facilities to maximize the value of the most promising candidate drugs. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in phase 1b/2a clinical trials at St Vincent's Hospital Sydney and the RVD breast cancer joint venture, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc. Other technologies currently under evaluation with BioFocus include the CHK1 kinase joint venture, which aims to develop a drug to enhance the effectiveness of conventional cancer therapies.

For more information on the Company visit www.austcancer.com.au

SHAREHOLDER
newsletter

DEC|02

australian cancer technology

Message from the Chairman



It is a pivotal and exciting time for AustCancer and I felt it was an appropriate time to communicate directly with our shareholders through this, our first newsletter.

I'm sure most of you are well aware that the preliminary results of Phase 1b/2a clinical trials on our lead product, the anti-cancer vaccine Pentrix™, were announced recently. The results were very encouraging - as good as we might have hoped for with all five patients who completed the trial producing a strong immune response to the vaccine. The national media coverage that the announcement generated was indicative of the perceived importance of what has been achieved in the St Vincent's trial.

When we announced the Pentrix™ results to the ASX, I described the product as "a potential blockbuster drug of interest to global pharmaceutical companies." The fact that Pentrix™ is potentially applicable to up to 50% of all cancers certainly warrants it being put into that category.

Since the release of the results, your Board and our management team have been closely examining the commercial options available to us to take the development of the technology forward. We have entered into preliminary discussions with a number of potential commercial partners to identify the option that will give Pentrix™ the best possible chance of achieving its full potential and therefore deliver the most value to AustCancer shareholders. While I am unable to divulge details of those discussions at this stage, I can tell you that we have been extremely pleased with the level of interest that we have received.

We expect the multi-centred Phase 2b clinical trial to commence before the end of 2003. This will deliver further important measures of immune response and will also aim to measure clinical efficacy of the vaccine.

While the attention is naturally focused on Pentrix™ at the moment, we are also optimistic about the prospects of the other cancer treatment products in our portfolio. The RVD breast cancer project is particularly encouraging and we have agreed with our joint venture partner, BioFocus, to accelerate the development programme. The CHK1 Kinase project, aimed at developing an effective adjunct to established cancer treatment regimes, is also attracting some early interest.

Finally, I would like to comment on our share price. I know from the feedback I have received from a number of shareholders that there was a degree of disappointment that the strong Pentrix™ results were not immediately reflected in our share price. The subsequent improvement however was more encouraging, as was the fact that the AurionGold stock overhang was sold into the market, allowing us to welcome a large number of hopefully long term investors onto our register. While our share price is obviously an important measure, it is the market that determines it, not us. Your Board will continue to concentrate on what we can control - maximising the value from our leading edge technologies.

Thank you for your support of AustCancer.

Sincerely

Roger Aston, Chairman



Board of Directors – Profile
Dr Katherine Woodthorpe

Katherine Woodthorpe, an AustCancer director since October last year, is one of the best known names in the Australian biotechnology industry.

A PhD in chemistry, Katherine is a director of two other listed biotechnology companies, Agenix and Ventracor, and advises to the sector through her consulting company, People and Innovation. She also sits on the Board of several government bodies and the independent research organization, Australian Business Foundation.

Katherine's areas of expertise include business planning, particularly developing strategies for rapid growth, and the commercialisation of technological products and services. She consults to Federal Government instrumentalities on innovation and commercialisation issues.

Chairman Roger Aston said, "With Pentrix™ at such an exciting stage of development, it's a huge asset to have someone with Katherine's background and personal qualities to help us achieve the best possible commercial outcome for the technology."



St Vincent's trial results a major milestone

The Phase 1b/2a clinical trials of Pentrix™ anti-cancer vaccine has yielded extremely encouraging results.

Delivering an interim report on the trial, Associate Professor Robyn Ward, the director of the trial, spoke to a packed press conference at Sydney's St Vincent's hospital last month. "We have now completed the Pentrix™ vaccine on five patients with advanced-stage cancer and have been able to show the vaccine was able to stimulate the immune system into fighting the abnormal cells," she said.

Some of the key features of the trial were:

- All 5 patients who completed the trial showed an immune response
- The patients were suffering from a range of different cancers, further indicating Pentrix™ potential broad spectrum applicability
- No toxicity or side-effects from the vaccinations were encountered
- Having achieved its goals, this trial will now finish and planning has commenced for a larger Phase 2b multi-centre trial

AustCancer Chairman, Dr Roger Aston described the results as very pleasing. "This is the first successful trial of a human derived vaccine of his type," he said.

The Phase 2b trial, which is expected to commence in 2003 in clinics in Australia and the USA, will deliver further important measures of immune response and will aim to measure clinical efficacy of the vaccine. Discussions have commenced with potential partners to work with AustCancer on the further development and commercialization of Pentrix™.

RVD breast cancer project accelerated

AustCancer's breast cancer drug joint venture with its UK partner and substantial shareholder, BioFocus plc, is showing considerable promise.

The RVD project aims to develop a lower cost, better performing alternative to the successful ($1billion) breast cancer drug, Herceptin". The joint venture researchers have discovered a family of compounds that block the action of key receptors on the surface of breast cancer cells. These receptors are in the same target that Herceptin" inhibits to halt the advance of breast cancer.

Encouraged by the results to date, AustCancer and BioFocus have agreed to accelerate expenditure and increase the number of scientists working on the project. The researchers are now concentrating on identifying the most potent and selective candidates from the family of drugs discovered. The best of these would then proceed to clinical trials.

How does Pentrix™ work?

Pentrix™ is described as an anti-idiotype (molecular mimic technology) vaccine that is designed to "trick" the body's immune system to attack tumours. The immune system normally doesn't recognize a tumour as being foreign, so it doesn't attack it.

The immune response is judged by the production of specific antibodies and T-cells (or "killer cells") in response to the vaccine.

Pentrix™ differs from other vaccines in development in that it can be used in up to 50% of all cancer patients across a broad spectrum of cancer types. Most others are designed to treat one specific type of cancer and many use a patient's own cells and are therefore tailored for each patient. This is inefficient, difficult to regulate and costly. Overall, Pentrix™ differs from most other cancer therapies in its broad spectrum application and the fact that it is not cell-based and does not have to be individualised to each patient, making it efficient and cost-effective.


Boomtime rap

AustCancer a Hit at Biotech Conference

In an article on the August AusBiotech conference entitled Boomtime rap, BRW magazine put AustCancer on top of its list of four forum favourites - the companies who attracted the most interest from the 300 investors from Europe, the USA and Australia who attended the conference.

The article also listed cancer treatments and vaccines, AustCancer's areas of focus, on its list of What's Hot in the US Biotechnology Sector.

Company updates by email?

If you would like to be added to our database to receive Company news and updates by email, please register your email address at: info@austcancer.com.au

australian
cancer
technology

ASX/MEDIA RELEASE
12 December 2002

"COMMERCIALISATION OF THE PENTRIX™ ANTI-CANCER VACCINE"

Australian Cancer Technology ("AustCancer") (ASX:ACU) today announced that it is engaged with a number of parties who are evaluating its Pentrix™ anti-cancer vaccine. This follows the recent announcement of highly promising results from the Phase 1b/2a clinical trials of the vaccine at Sydney's St Vincent's Hospital.

The time frame for a commercial outcome on Pentrix™ for AustCancer shareholders may be relatively short. "By early next year when the current trial and the associated work are complete, Pentrix™ will be 'deal ready'," AustCancer Managing Director Dr Alistair Cowden said.

"Pentrix™ is an attractive product in that it has the potential to treat up to 50% of all cancers, rather than one sub-type of cancer. It also has advantages over other vaccines in regulation and manufacture as it does not require individual engineering for each patient," Dr Cowden said.

Pentrix™ is designed to harness the immune system to destroy residual tumour cells after surgery or chemotherapy and immunise patients to prevent tumour recurrence. The potential market for Pentrix™ for treatment of cancer patients has been estimated at US$5 billion per annum. Should the longer-term vision of utilising the technology for cancer prevention in healthy patients be realised, the market potential would be much larger again.

All patients who have completed the St Vincent's trial produced a strong immune response to the vaccine. Pentrix™ is a synthetic human antibody vaccine which targets up to 50% of all cancers, giving it "potential blockbuster" status according to AustCancer Chairman Dr Roger Aston.

AustCancer Managing Director, Dr Alistair Cowden, said, "The response to the Pentrix™ trial results from potential partners has been very encouraging. Our task now is to select the commercial option that will give Pentrix™ the best possible chance of achieving its full potential and deliver the most value to AustCancer shareholders."

AustCancer is currently expanding the portfolio of patents covering the Pentrix™ technology and following formal completion of the Phase 1b/2a trial in early 2003, aims to publish the results in international journals and at major conferences. It has also commenced the design of a full Phase 2b trial aimed at determining efficacy and clinical outcomes. As part of that process, the Company will prepare an Investigational New Drug (IND) application to the FDA in the USA to permit opening a trial centre in North America.

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

04 MAR 22 AM 7:21

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden
Managing Director
Phone: +61 8 9486 4622
Mobile: 0419 914 988

Julia Hill
Chief Operating Officer
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer has a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus, technical expertise and relationships with prominent clinical research facilities to maximize the value of the most promising candidate drugs. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in phase 1b/2a clinical trials at St Vincent's Hospital Sydney and the RVD breast cancer joint venture, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc. Other technologies currently under evaluation with BioFocus include the CHK1 kinase joint venture, which aims to develop a drug to enhance the effectiveness of conventional cancer therapies.

For more information on the Company visit
www.austcancer.com.au

australian cancer technology

ASX/MEDIA RELEASE
12 November 2002

STRONG RESULTS FROM ST VINCENT'S HOSPITAL CANCER VACCINE HUMAN TRIALS

- **Pentrix™ vaccine is safe for use in humans.**
- **Vaccination induces immune response in patients.**
- **Current trial aims have been achieved.**
- **Planning commenced for Phase 2b efficacy trials.**
- **New patents to be lodged.**

Australian Cancer Technology Limited ("AustCancer") (ASX:ACU) today announced achievement of a major milestone in Phase 1b/2a clinical trials of its Pentrix™ anti-cancer vaccine at St Vincent's Hospital, Sydney. The results will enable the Company to proceed to the next stage of development of Pentrix™ which is a potentially important treatment in the fight against cancer.

Pentrix™ is an "anti-idiotypic" (molecular mimic technology) vaccine that is intended to induce the body's immune system to attack tumours. All five patients that have completed the multi-dose trial to date have produced a strong immune response, giving the first indications of the potential clinical efficacy of the vaccine. This immune response is judged by the production of specific antibodies and T-cells in response to the vaccine.

Pentrix™ differs from other vaccines in development in that it can be used in up to 50% of all cancer patients across a broad spectrum of cancer types. Most other developmental vaccines are designed to treat one specific type of cancer and many use a patient's own cells and are therefore individually tailored for each patient.

Dr Roger Aston, Chairman of AustCancer said "These results are extremely pleasing. This is the first successful trial of a human derived vaccine of this type and represents a major advance towards demonstrating that the Pentrix™ technology may be an effective treatment of cancer in man."

Dr Aston emphasized the commercial attraction of Pentrix™ saying, "Given the broad spectrum of cancers that can be targeted, Pentrix™ is a potential blockbuster drug of interest to global pharmaceutical companies."

The success of the trial has generated new information which will result in the lodgment of additional patents further strengthening the intellectual property position and expanding the utility of the technology.

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1614D-AC/rc

Five patients have completed the Phase 1b/2a trial and a further three are continuing in the trial. This trial followed an initial successful Phase 1a single dose safety trial on four patients and confirmed that, in contrast to traditional therapies, Pentrix™ has no significant side-effects.

The study has demonstrated that Pentrix™ induces both the antibody and cellular components of the immune system in late stage cancer patients. The vaccine was administered in 4 consecutive monthly doses and an increasing immune response was observed over the course of injections. This suggests that the immune system requires priming and that more frequent administration and a longer treatment period will be required to induce an optimum immune response to Pentrix™. This is common with similar vaccine treatments currently in use for a variety of conditions.

Upon the advice of St Vincent's Hospital, the Company has now terminated recruitment to the current phase of the trial and will move forward to completion. The Company now intends to commence planning for a new trial with more frequent dosage over a longer time period. It is also expected that the new trial will be multi-centre with clinics opened in Australia and the United States. This Phase 2b trial will deliver important measures of immune response and will also aim to measure clinical efficacy.

Whilst these results are impressive after administration of relatively few doses of Pentrix™, the small number of patients involved and short period of treatment means that it is still not possible to determine if the drug will induce long term benefits for cancer patients. It is anticipated that the initial results of the trial will be published in peer review journals early next year.

-ENDS-

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden
Managing Director
Phone: +61 8 9486 4622
Mobile: 0419 914 988

Julia Hill
Chief Operating Officer
Phone: +61 8 9486 4622

Mike Feehan
Monsoon Communications Pty Ltd
Phone: +61 3 9620 3333

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer has a portfolio of innovative oncology treatment technologies targeting large unmet cancer markets. The Company provides a commercial focus, technical expertise and relationships with prominent clinical research facilities to maximize the value of the most promising candidate drugs. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in phase 1b/2a clinical trials at St Vincent's Hospital Sydney and the RVD breast cancer joint venture, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc. Other technologies currently under evaluation with BioFocus include the CHK1 kinase joint venture which aims to develop a drug to enhance the effectiveness of conventional cancer therapies.

For more information on the Company visit
www.austcancer.com.au

australian cancer technology

ASX/MEDIA RELEASE
20 June 2002

LEADING UK BIOTECHNOLOGY COMPANY INCREASES ITS STAKE IN AUSTCANCER INTERNATIONAL STRATEGIC ALLIANCE CEMENTED

- **Subscription for shares at premium to market (27.5 cents)**

BioFocus plc (BioFocus), a leading UK based drug discovery company, has subscribed for 967,000 shares in AustCancer at 27.5 cents each. This adds to the 1,060,457 shares already held by BioFocus and increases its holding to over 3% of AustCancer.

In 2001 AustCancer and BioFocus formed a strategic alliance which was designed to provide AustCancer with a pipeline of potential treatments for cancer over the next few years. The alliance also furthers the company's development of a network of Australian and international strategic collaborations. To strengthen the alliance, BioFocus has become a shareholder in AustCancer.

The alliance envisages that BioFocus will present AustCancer with a number of proprietary research and development opportunities in cancer treatments. It is envisaged that BioFocus will conduct initial R&D at their state of the art facilities in the UK and AustCancer will provide both pre-clinical and clinical evaluation and development of emerging drug candidates in Australia.

Executive Chairman, Dr Roger Aston, said "*We are delighted that BioFocus has increased its shareholding in AustCancer. This placement cements our alliance, soon after our joint breast cancer program reached a major milestone through exploiting leading edge BioFocus technology* " (ASX Release 13 May 2002).

BioFocus is a pioneering collaborative drug discovery company that applies its comprehensive range of medicinal chemistry expertise and biological screening capabilities to accelerate its partners' discovery programs. It is a growing and profitable company quoted on the Alternative Investment Market (AIM) of the London Stock Exchange and operates from three UK science centres near Cambridge and Sittingbourne. BioFocus works with a wide range of global biopharmaceutical companies including Biovitrum, Millennium, Oxford GlycoSciences, Procter & Gamble, Pfizer, Roche and Teijin. For more details please visit www.biofocus.com.

- END -

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1452D-AC/tb

SUPPLEMENTARY INFORMATION

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in phase 1b/2a clinical trials at St Vincent's Hospital Sydney, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc, currently seeking a novel breast cancer drug and a drug to enhance the effectiveness of conventional cancer therapies.

For more information on the Company visit www.austcancer.com.au

PLEASE DIRECT ENQUIRIES TO:

Australian Cancer Technology Limited

Alistair Cowden
Managing Director
Phone: +61 8 9486 4622

BioFocus plc

David Stone
Chief Executive
Phone: +44 1795 412 300

or

Alan Clabon
Director of Marketing
Phone: +44 1799 533 500

australian
cancer
technology

ASX RELEASE
29 May 2002

AUSTCANCER APPOINTS CHIEF OPERATING OFFICER

The Board of Australian Cancer Technology Limited (AustCancer) (ASX code: ACU) is delighted to announce the appointment of Dr Julia Hill as Chief Operating Officer for the Company. Dr Hill is currently Commercial Development Manager for the CSIRO's Molecular Science Division in Victoria.

Dr Hill is a scientist with extensive experience in molecular biology, particularly in the fields of embryology, cell signaling and growth factors. Prior to the CSIRO, Dr Hill was at University College Dublin in Ireland and the University of Massachusetts, USA. Further to her scientific experience she was a Senior Policy Adviser on Biotechnology Strategy to the Victorian Government and has completed an MBA at Melbourne Business School.

Dr Hill's appointment reflects the continued success and growth of AustCancer's portfolio of novel cancer therapeutics currently in clinical trials at St Vincent's Hospital in Sydney and under development with BioFocus plc in the UK. Dr Hill will assume responsibility for the management of projects, partnering and licensing, and assessment of new opportunities.

Dr Hill's appointment further strengthens the management and Board of the Company after the recent appointments of Dr Roger Aston (former CEO of Peptech Limited) as Executive Chairman and Dr Katherine Woodthorpe (Director of Agenix Limited and MicroMedical Industries) as a Non Executive Director. Dr Alistair Cowden remains Chief Executive Officer, responsible for corporate matters, and Mr Brett Dickson will remain Finance Director.

Dr Roger Aston welcomed the appointment and said that Dr Hill's blend of skills in management and science, and extensive networks in the industry and experience in commercialisation brought an extra dimension to AustCancer at an exciting time in the Company's growth.

-ENDS-

SUPPLEMENTARY INFORMATION

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in phase 1b/2a clinical trials at St Vincent's Hospital Sydney, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc, currently seeking a novel breast cancer drug and a drug to enhance the effectiveness of conventional cancer therapies.

For more information on the Company visit www.austcancer.com.au

PLEASE DIRECT ENQUIRIES TO:

Alistair Cowden
Managing Director
Australian Cancer Technology Limited
Phone: +61 8 9486 4622

australian
cancer
technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
30 APRIL 2002

PENTRIX™ ANTI-CANCER VACCINE CLINICAL TRIALS PROGRESSING RAPIDLY

Australian Cancer Technology Limited (AustCancer), which commenced Phase 1b/2a clinical trials of Pentrix™ on cancer patients in February this year, has announced that five patients have now been recruited to the trial and commenced their program of four doses of the anti-cancer vaccine over a three-month period.

Patients recruited for the trials have metastatic cancer or are high-risk patients who have had their cancer removed.

As with the patients who participated in the Phase 1a toxicity study, no significant adverse toxicity has been observed in the Phase 1b/2a study patients. Up to 16 patients will be recruited to the Phase 1b/2a trial.

In January this year AustCancer announced that the Phase 1a trials provided preliminary evidence that Pentrix™ induced an immune response in humans. Development of assays on blood samples which will permit the detection of an anti-cancer immune response is nearing completion and assessment of efficacy will be able to commence as trial patients progress through the multi-dose vaccine course over the next few months.

Dr Roger Aston, Executive Chairman of AustCancer, said he was pleased at the rapid progress of the trial.

"If successful, Pentrix™ will represent a breakthrough in cancer vaccines, with broad application potential and not requiring design for each individual patient," he said.

"The Pentrix™ technology gave excellent results in pre-clinical studies, killing tumour cells and protecting healthy animals from cancer and has also shown signs of generating an immune response in man," Dr Aston added.

How Pentrix™ works

Current approaches to the treatment of cancer involve the use of chemotherapy and radiotherapy. Side effects from such approaches tend to be significant and limit the extent to which the physician can apply treatment. In contrast, the Pentrix™ vaccine is an 'idiotype' vaccine designed to stimulate and 'trick' the patient's immune system to seek and destroy tumour cells, particularly in those patients with a defective tumour suppressor gene, known as p53. The p53 gene is defective in approximately 50% of cancers and is the most common genetic flaw implicated in the disease.

The immune system would not normally attack a patient's own cells and this 'tricking' of the immune system is a key innovative aspect of the Pentrix™ technology. In animal models of an anti-p53 'idiotype' vaccine approach, excellent results were observed following vaccination and induction of T cells that killed tumour cells. In such models mice were protected from tumour cells injected post vaccination.

- END –

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery and chemistry group, BioFocus plc, as well as accessing opportunities within the Australian medical research community.

For more information on the Company visit www.austcancer.com.au

Please direct enquiries to:

Dr Roger Aston **or** **Dr Alistair Cowden**
Executive Chairman
Phone: +44 1684 585 300

Managing Director
Phone: + 61 8 9486 4622

Information on the clinical trials and patient recruitment can be obtained from the St Vincent's Hospital website. Interested parties are directed to www.stvincents.com.au/p53.

australian
cancer
technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
18 MARCH 2002

FORMER PEPTECH CEO APPOINTED EXECUTIVE CHAIRMAN OF AUSTRALIAN CANCER TECHNOLOGY LIMITED

Australian Cancer Technology Limited ("Aust Cancer") is pleased to advise that Dr Roger Aston has been appointed Executive Chairman of the Company.

Roger Aston is an experienced Executive in the International Biotechnology Industry with an outstanding record of success in science (co-author of the Peptech TNF patent) and in business having served as Chief Executive of both Peptech and Cambridge Antibody Technology, one of the UK's most successful biotech companies. Roger also served as Chairman of Cambridge Drug Discovery and founded pSiMedica, a UK biomaterials company.

Dr Aston brings 20 years of experience and a successful track record in commercialisation of biotechnology to the Company. He was previously Director of R&D at Aust Cancer and has been instrumental in the Company acquiring its current portfolio of potential cancer drugs.

Dr Aston said 'I am delighted to assume the Chair at Aust Cancer after twelve months of achievement since the Company entered the biotechnology industry. Our lead product, the Pentrix™ anti-cancer vaccine, is progressing to a critical stage of its human trials following successful phase 1a trials at St Vincents Hospital, Sydney earlier this year. Phase 1b/2a trials are now underway in which patients receive four doses of Pentrix™ over three months. I believe the innovative approach of Pentrix™ to cancer treatment will be attractive to the global Pharmaceutical industry and we hope the trials will deliver the results we need to secure a partnership during this year.'

'A further dimension to Aust Cancer is its relationship with London listed BioFocus Plc, named AIM Technology Company of 2001', Dr Aston said. 'Through two joint ventures we are accessing cutting edge technologies to develop a new breast cancer drug and a drug to enhance the effectiveness of radiotherapy and some chemotherapies. In addition, BioFocus has agreed to subscribe for approximately 5% of the company's share capital at prices up to 32.5 cents.'

Current and foundation Chairman, Mr Frank Daly, has retired from the Board. The Board expresses its sincere thanks for his contribution to the company.

- ENDS –

REF: ACT1409D-AC/ks

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials at St Vincents Hospital Sydney, the Company is building a pipeline of oncology products through a strategic alliance and two drug discovery and development joint ventures with UK drug discovery and chemistry group, BioFocus plc, as well as accessing opportunities within the Australian medical research community.

For more information on the Company visit www.austcancer.com.au

Please direct enquiries to:

ALISTAIR COWDEN
Managing Director
Telephone: (61 8) 9486 4622

Information on the Pentrix™ clinical trials and patient recruitment can be obtained from the St Vincent's Hospital website. Interested parties are directed to www.stvincents.com.au/p53.

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
21 FEBRUARY 2002

MAJOR CANCER TRIAL COMMENCED

Australian Cancer Technology Limited ('Aust Cancer') has received approval from the St Vincent's Hospital (Sydney) Research Ethics Committee to commence Phase 1b/2a trials of its Pentrix™ anti-cancer vaccine. The trial has commenced today.

Initial clinical trials of Pentrix™ in humans were completed earlier this year. A single dose of the vaccine was given to four patients who showed a very satisfactory drug related toxicity profile and also demonstrated preliminary evidence of immunogenicity of the drug. This success and the Ethics Committee approval permits the trials to advance to the next stage.

This second stage of the trial commences immediately with patient recruitment underway. Patients are referred to www.stvincents.com.au/p53. Both patients with metastatic cancer and those high risk patients who have had their cancer removed by surgery are being considered for the trial.

The aim of the trial is to continue to demonstrate an acceptable safety profile in up to 36 patients and to collect information on various measures of the effect of the drug on patients. These 'surrogate' markers are tests which determine if the vaccine is inducing the anti-cancer immune response to the p53 antigen as predicted and, if the markers are positive, they also provide a strong indication of clinical efficacy.

Each patient in the trial will receive four doses of the drug at monthly intervals over a three month period. Patients will be monitored for three months after completion of administration of the drug. Blood samples will be taken to determine if the vaccine has induced the 'cascade' of antibodies predicted and to determine whether T-cells (killer cells) specific to tumour cells have also been induced.

- ENDS -

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1382D-AC/ks

SUPPLEMENTARY INFORMATION

How Pentrix™ works

Current approaches to the treatment of cancer involve the use of chemotherapy and radiotherapy. Side effects from such approaches tend to be significant and limit the extent to which the physician can apply treatment. In contrast, the Pentrix™ vaccine is an 'idiotype' vaccine designed to stimulate and 'trick' the patient's immune system to seek and destroy tumour cells, particularly in those patients with a defective tumour suppressor gene, known as p53. The p53 gene is defective in approximately 50% of cancers and is the most common genetic flaw implicated in the disease.

The immune system would not normally attack a patient's own cells and this 'tricking' of the immune system is a key innovative aspect of the Pentrix™ technology. In animal models of an anti-p53 'idiotype' vaccine approach, excellent results were observed following vaccination and induction of T cells that killed tumour cells. In such models mice were protected from tumour cells injected post vaccination.

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery group, BioFocus plc, as well as accessing opportunities within the Australian medical research community.

For more information on the Company visit www.austcancer.com.au

Please direct enquiries to:

ALISTAIR COWDEN
Managing Director
Telephone: (61 8) 9486 4622

Information on the clinical trials and patient recruitment can be obtained from the St Vincent's Hospital website. Interested parties are directed to www.stvincents.com.au/p53.

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
30 January 2002

PENTRIX™ ANTI-CANCER VACCINE

CLINICAL TRIAL SUCCESSFULLY COMPLETED

Preliminary evidence indicates Pentrix™ stimulates the immune system, can be safely administered to humans and can be manufactured and formulated to appropriate standards

---

Australian Cancer Technology Limited ('AustCancer') **(ASX: ACU)** today announced the successful completion of the Phase 1a clinical trial of the anti-cancer vaccine, **Pentrix™**, being undertaken at the Clinical Trials Unit of St Vincent's Hospital in Sydney.

The Phase 1a trial of Pentrix™ was the first trial of the drug in humans and focused on demonstrating an acceptable safety profile for the drug. The successful outcome now permits AustCancer to proceed to Phase 1b trials.

The clinical trial was conducted via a single injection of the vaccine in four patients with metastatic cancer. The patients were monitored for one month following vaccination, and will be reassessed in three months.

The principal investigator of the studies in Sydney, Associate Professor Robyn Ward, said the Pentrix™ vaccine had potential to treat a wide range of cancers. "Results from the first phase of the trial are very pleasing and we are excited about progressing the development of Pentrix™ to the next phase", she said.

Dr Roger Aston, Director of Research and Development at AustCancer, said the results of the Phase 1a trials had shown little or no evidence of drug related toxicity, paving the way for the further development of Pentrix™. Preliminary evidence also indicated that most of the eight peptides included in the vaccine formulation are immunogenic in humans.

"By successfully completing this initial trial we have demonstrated that Pentrix™ can be manufactured and formulated to appropriate international standards and that it can be administered safely to man. The observed stimulation of the immune system is a bonus at this early stage," Dr Aston said.

"AustCancer is part of an exciting revolution in the treatment of cancer where an understanding of the molecular biology of the disease leads to the development of specific treatments to tumour targets."

"We hope the next phase of trials will further demonstrate that Pentrix™ stimulates the immune system in man to attack tumours. Such a demonstration would place Pentrix™ at the forefront of the global cancer research arena, attracting significant international licencing deals."

AustCancer recently raised $2.1 million to pursue the Phase 1b trials. The Phase 1b trials will commence following approval by the St Vincent's Hospital Ethics Committee. The Committee will review the application in February 2002. The trials, which are regulated under the Therapeutic Goods Administration CTN scheme, require such approval before proceeding to the next phase.

SUPPLEMENTARY INFORMATION

How Pentrix™ works

Current approaches to the treatment of cancer involve the use of chemotherapy and radiotherapy. Side effects from such approaches tend to be significant and limit the extent to which the physician can apply treatment. In contrast, the Pentrix™ vaccine is an 'idiotype' vaccine designed to stimulate and 'trick' the patient's immune system to seek and destroy tumour cells, particularly in those patients with a defective tumour suppressor gene, known as p53. The p53 gene is defective in approximately 50% of cancers and is the most common genetic flaw implicated in the disease.

The immune system would not normally attack a patient's own cells and this 'tricking' of the immune system is a key innovative aspect of the Pentrix™ technology. In animal models of an anti-p53 'idiotype' vaccine approach, excellent results were observed following vaccination and induction of T cells that killed tumour cells. In such models mice were protected from tumour cells injected post vaccination.

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a strategic alliance with UK drug discovery group, BioFocus plc, as well as accessing opportunities within the Australian medical research community.

For more information on the Company visit www.austcancer.com.au

ALISTAIR COWDEN
Managing Director
Telephone: (61 8) 9486 4622

Information on the clinical trials and patient recruitment can be obtained from the St Vincent's Hospital website. Interested parties are directed to www.stvincents.com.au/p53.

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
23 JANUARY 2002

AUSTCANCER STRENGTHENS INTERNATIONAL STRATEGIC ALLIANCE

- **AUSTCANCER AND BIOFOCUS PLC TO PURSUE A SECOND JOINT CANCER DRUG DISCOVERY AND DEVELOPMENT PROJECT**
- **UK COMPANY, BIOFOCUS PLC, TAKES SIGNIFICANT STAKE IN AUSTCANCER**

UK drug discovery services company BioFocus plc ('BioFocus') and Australian Cancer Technology Limited ('AustCancer') today announced a second joint venture to develop novel cancer therapeutics. The new deal, which will involve BioFocus taking up equity in AustCancer, follows the initial success of an existing 50:50 joint venture between the two companies focusing on the development of a new breast cancer drug.

In the new joint venture, BioFocus and AustCancer will work together to identify potent and selective Chk1 kinase inhibitor compounds for development as potential cancer treatments.

Traditional methods of treating cancer such as radiotherapy and chemotherapy work by damaging cell DNA and thus causing cell death. Cells can develop resistance to these treatments and Chk1 kinase is a key to this resistance. Drugs that inhibit Chk1 kinase could increase the effectiveness of radiotherapy and chemotherapy and potentially reduce dosages required and debilitating side effects.

The Chk1 kinase project complements AustCancer's existing cancer programmes and builds the Company's pipeline of oncology products to follow AustCancer's main clinical programme on the Pentrix™ vaccine currently being evaluated at St Vincent's Hospital in Sydney.

BioFocus will invest a total of GBP£300,000 (approximately A$830,000) in AustCancer by subscribing for fully paid shares in three GBP£100,000 placements.

BioFocus Chief Executive, Dr David Stone, said the latest partnership with AustCancer was complementary for both companies and would create greater synergies between the two.

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1353D-AC/ks

"By broadening our portfolio of projects with AustCancer we are combining the discovery and chemistry skills of BioFocus with AustCancer's clinical expertise," he said.

Dr Alistair Cowden, Managing Director of AustCancer, said the BioFocus investment was a clear vote of confidence from a leading European company.

"Our relationship with BioFocus allows us to cost-effectively access skills and facilities in Europe, which are otherwise unavailable to Australian biotechnology companies. We are very pleased to expand our project portfolio into the Chk1 Kinase Project and are excited at the prospect of discovering a drug to enhance the effectiveness of traditional cancer therapies" Dr Cowden said.

About BioFocus plc

BioFocus is a drug discovery services company that applies its comprehensive range of medicinal chemistry expertise and biological screening capabilities to accelerate its partners' discovery programs. It is a growing and profitable company quoted on the Alternative Investment Market (AIM) of the London Stock Exchange and operates from three UK science centres near Cambridge and Sittingbourne. BioFocus works with a wide range of global biopharmaceutical companies including Aventis Cropscience, Glaxo Smith Kline, Millennium, Oxford GlycoSciences, Procter & Gamble, Pfizer, Roche and Teijin. For more details please visit www.biofocus.com.

About Australian Cancer Technology Limited

Founded in May 2001 as an oncology drug development company, AustCancer is growing quickly to become a significant Australian biotechnology company listed on the Australian Stock Exchange (ASX). In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a Strategic Alliance with UK drug discovery group, BioFocus plc, and by accessing opportunity from the Australian Medical Research community.

Please direct enquiries to:

Australian Cancer Technology Limited
Alistair Cowden (Managing Director), or
Brett Dickson (Finance Director)
Telephone: +61 8 9486 4622

BioFocus Plc
David Stone (Chief Executive)
Telephone: +44 1795 412 300; or
Alan Clabon (Director of Marketing)
Telephone: +44 1799 533 500

For further information on Australian Cancer Technology Limited, please visit our website www.austcancer.com.au

SUPPLEMENTARY INFORMATION

Terms of investment

BioFocus have agreed to invest GBP£300,000 (approximately A$830,000) in AustCancer by subscribing for fully paid shares in three GBP£100,000 placements.

(i) The first immediately at 25.8 cents.

(ii) The second at 27.5 cents or market value, whichever is the higher, at any time between 1 February and 30 June 2002.

(iii) The third at 32.5 cents or market value, whichever is the higher, at any time between 1 June and 30 December 2002.

The timing of the second and third placements is at the discretion of AustCancer. All shares will be escrowed until 31 December, 2002.

It is likely that AustCancer will time the placements to coincide with its obligations to fund the Chk1 Kinase Project.

Chk1 Kinase Project

Many cancer therapies such as radiotherapy and platinum based chemotherapies cause DNA damage in order to kill proliferating tumour cells. However, a major limitation of such therapies is the emergence of resistant tumours following initial treatment. This leads to a requirement for higher, more toxic dosages to produce cell death consequently increasing debilitating side effects.

The resistance to such therapies is caused by an important enzyme known as Chk1 kinase (Chk1) which helps control the arrest of the cell cycle and the inhibition of cell death in response to these treatments. Cell cycle checkpoints are a hiatus in the cell cycle of growth and division and are involved in the cells response to DNA damage such as that induced by drugs or radiotherapy. They specifically prevent cell cycle progression to allow the cell to repair the DNA damage. Tumour cells can take advantage of these checkpoints to arrest the cell cycle following DNA damage and avoid immediate cell death. This can contribute to drug resistance. A drug which inhibits the activity of Chk1 should therefore sensitise cells to DNA-damaging therapies and circumvent resistance to treatment. Such a drug would therefore be used in conjunction with existing therapies.

BioFocus has made a significant investment in cutting edge protein kinase biology and chemistry technologies. It has a strong position in this area by virtue of its relationship with the University of Dundee and the high quality kinase assay reagents sourced from the Dundee collaboration, its robust kinase screening platforms and the state of the art high-throughput screening facilities it has developed. These, together with high efficiency lead finding kinase targeted libraries and fully developed chemistries around libraries, offer the capability of rapid evaluation and optimisation of potential drugs. BioFocus also has powerful informatics

capabilities integrating biological and chemical data and a proven track-record and accrued expertise in partnered kinase drug discovery programmes.

The strategy for targeting kinase signalling pathways in drug discovery has been pioneered by a research group at the University of Dundee, Scotland, lead by the renowned Fellow of the Royal Society, Professor Sir Philip Cohen. As the Director of the Medical Research Council Protein Phosphorylation Unit in Dundee, Professor Cohen's group provide the assay technologies and key reagents that underpin the Chk1 Kinase Project. Kinase drug discovery has been accelerated by many years of fundamental research in Dundee and the University is keen to see this become the subject of commercial development.

A 12 month programme is planned aimed at developing clinical candidates and involving high throughput screening using proprietary assay techniques of a smart library that has been designed to cover all useful kinase inhibitor structures. Preliminary cellular studies to confirm that lead compounds produce the predicted effect of enhanced cell death will be followed by synthesis and purification of hit compounds and analysis of molecular structure and interactions. Cell biology in conjunction with chemistry to further test efficacy of lead compounds and their suitability for clinic will then be undertaken.

australian
cancer
technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
24th DECEMBER 2001

RIGHTS ISSUE CLOSES OVERSUBSCRIBED

Australian Cancer Technology Limited (Aust Cancer) **(ASX code: ACU)** closed its 1 for 4 entitlement issue oversubscribed. The issue was for 11,901,530 ordinary shares at an issue price of 17.5 cents per share to raise approximately $2,082,768.

Managing Director, Dr Alistair Cowden, said "We are delighted by the response. A large proportion of small shareholders subscribed for their entitlement and for shortfall shares. Additional shortfall was placed to institutional and high net worth investors and clients of Perth stockbroker, D J Carmichael & Co."

"The success of the capital raising is a vote of confidence in the Company and its projects. We are excited that the Company now has the financial capacity to vigorously pursue the clinical trials of the Pentrix™ anti-cancer vaccine through 2002."

On completion of the issue the Company will have 59,507,648 shares on issue and approximately $2,800,000 in cash.

About Australian Cancer Technology Limited

Founded in May 2001 as an oncology drug development company, Aust Cancer is growing quickly to become a significant Australian biotechnology company listed on the Australian Stock Exchange (ASX). In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a Strategic Alliance with UK drug discovery group, BioFocus plc, and by accessing opportunity from the Australian Medical Research community.

Please direct enquiries to:

Alistair Cowden (Managing Director), or
Brett Dickson (Finance Director)
Telephone: +61 8 9486 4622

For further information on Australian Cancer Technology Limited, please visit our website www.austcancer.com.au

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1325D-AC/ks

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
20 December 2001

BREAST CANCER DRUG DISCOVERY PROGRAM AHEAD OF SCHEDULE

The first phase of the joint venture between Australian Cancer Technology Limited (Aust Cancer) **(ASX code: ACU)** and leading UK based drug discovery and chemistry provider, BioFocus plc, has been successfully completed ahead of schedule.

The first joint project between the two companies capitalises on BioFocus's dominant patent position in Retroviral Display^{TM} technology. It aims to develop a better performing, more cost-effective and more broadly applicable mimic of an existing high profile drug which targets the uncontrolled growth of breast cancer tumour cells.

The first phase of the project, scheduled to take six months, has been completed a month early due to the BioFocus' technology being more effective than anticipated when applied to this target. The Joint Venture has now developed a novel and robust cell-based assay for compounds that down-regulate Heregulin receptors.

In the next phase of the project, a diverse compound library will be screened for active molecules that could be developed into anti-cancer agents. High throughput screening will commence in early 2002, with first confirmed hits expected in May 2002.

A strategic alliance and 50:50 Joint Venture between Aust Cancer and BioFocus was struck in July this year to access world leading technologies in drug discovery not available in Australia, and through which Aust Cancer plans to build a pipeline of novel cancer drugs.

Aust Cancer Managing Director, Dr Alistair Cowden, said the early completion of phase one of the project with BioFocus was very satisfying and meant the Company was well-positioned to find a number of exciting compounds early in the new year.

"We are pleased to have completed the first challenge of developing the tools which we hope will lead to the discovery of a new breast cancer drug," he said. "Our relationship with BioFocus gives us access to world leading R&D capacity and expertise that would otherwise require significant time and capital for Aust Cancer to develop independently."

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1310D-AC/ks

SUPPLEMENTARY INFORMATION

Heregulin Project

Retroviral Display™ technology permits the discovery of 'drug-like' compounds which bind to cell receptors of the tryosine kinase family (C-erbB) that are overexpressed on the surface of cancer cells and are associated with growth or progression of many forms of cancer. The gene responsible for production of C-erbB is overexpressed in 25% of breast cancers. The growth factor Heregulin is used as a "decoy" in the assay.

The discovery program is being undertaken at BioFocus' laboratory in Cambridge, UK and is focused on the identification of compounds that modulate C-erbB receptor function and halt the growth of rapidly dividing tumour cells. Up to 110,000 diverse and drug-like compounds in BioFocus' drug library will be screened early next year with the robust cell-based assay that has been developed. The overall objective of the collaboration is to identify novel clinical candidates which could be evaluated in clinical trials by Aust Cancer in Australia.

The importance of the Project is that it is targeting analogues to a highly successful drug that "blocks" the progression of a particularly aggressive form of breast cancer. It is one of the first commercial drugs where patient suitability is determined by a genetic test and which targets tumour cells only. Sales have been forecast to be in excess of A$1 billion per annum by 2002.

BioFocus and AustCancer believe there is significant market potential for a low molecular weight inhibitor of C-erbB which may perform better than the drug on the market, have a lower cost and that may have wider application beyond breast cancer.

About BioFocus plc

BioFocus is a pioneering collaborative drug discovery services company that applies its comprehensive range of medicinal chemistry expertise and biological screening capabilities to accelerate its partners' discovery programs. It is a growing and profitable company quoted on the Alternative Investment Market (AIM) of the London Stock Exchange and operates from three UK science centres near Cambridge and Sittingbourne. BioFocus works with a wide range of global biopharmaceutical companies including Aventis Cropscience, Biovitrum, Millennium, Oxford GlycoSciences, Procter & Gamble, Pfizer, Roche and Teijin. For more details please visit www.biofocus.com.

About Australian Cancer Technology Limited

Founded in May 2001 as an oncology drug development company, Aust Cancer is growing quickly to become a significant Australian biotechnology company listed on the Australian Stock Exchange (ASX). In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a Strategic Alliance with UK drug discovery group, BioFocus plc, and by accessing opportunity from the Australian Medical Research community.

Please direct enquiries to:

Australian Cancer Technology Limited
Alistair Cowden, or
Brett Dickson (Finance Director)
Telephone: +61 8 9486 4622

or

BioFocus Plc
David Stone (Chief Executive)
Telephone: +44 1795 412 300
Alan Clabon (Director of Marketing)
Telephone: +44 1799 533 500

For further information on Australian Cancer Technology Limited, please visit our website www.austcancer.com.au

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
23 November 2001

SALE OF MINING ASSETS
UPDATE

Australian Cancer Technology Limited (Aust Cancer) **(ASX: ACU)** is progressing the disposal of its mining assets.

Tuart Resources NL exercised its option to purchase the Company's Peak Hill tenements for $200,000 cash. Payment will be staged with $100,000 paid today and $100,000 to be paid by 21 December 2001. The Company will record a profit of $170,000 on the transaction.

Offers have been received for the balance of the Company's mining assets and negotiations continue to achieve acceptable structure and pricing for these assets.

About Australian Cancer Technology

Founded in May 2001 as an oncology drug development company, Aust Cancer is growing quickly to become a significant Australian biotechnology company. In addition to its leading edge Pentrix™ anti-cancer vaccine, currently in clinical trials, the Company is building a pipeline of oncology products through a Strategic Alliance with UK drug discovery group, BioFocus plc, and by accessing opportunity from the Australian Medical Research community.

ALISTAIR COWDEN
Managing Director
Telephone: (61 8) 9486 4622

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1279D-AC/ks

australian cancer technology

04 MAR 22 AM 7:21

RELEASE TO AUSTRALIAN STOCK EXCHANGE
29 October 2001

QUARTERLY REVIEW

Australian Cancer Technology Limited ('Aust Cancer') is maturing quickly as a significant Australian biotechnology company and has achieved several major milestones this quarter culminating with the commencement of the clinical trial of its Pentrix™ cancer vaccine at St Vincent's Hospital in Sydney.

The worldwide prosecution of the Pentrix™ key patent, the publication of the underlying science of the Pentrix™ technology in an international scientific journal, and the strengthening of the biotechnology capability of the Board mark other significant milestones.

The Company can now look forward to the results of the Pentrix™ phase 1a trials in December. Pentrix™ has now been brought to the stage where any positive results from the trial should result in a significant re-rating of the Company.

Clinical trials of the Pentrix™ cancer vaccine have commenced at St Vincent's Hospital, Sydney.

The St Vincent's Hospital Research Ethics Committee, UNSW Ethics Committee and the Therapeutic Good Administration have all given approval to clinical trials of the Pentrix™ vaccine to commence. Patient recruitment for Phase 1a is complete and trials are underway.

Phase 1a clinical trials scheduled for completion in December 2001.

The first phase of the trial focusses on the safety of the vaccine through the administration of a single dose of Pentrix™ and it is expected that results will be reported in December 2001. Successful conclusion of this first phase will permit the trial to move to administration of multiple doses of the vaccine. This second phase of the trial will address toxicity and if the drug is producing the predicted stimulation of the immune system and expansion of killer cells in individuals with a range of common cancers.

National Phase of patent prosecution for the Pentrix™ technology has commenced in US, Europe and elsewhere.

The International Preliminary Examination Report, in accordance with the Patent Co-Operation Treaty (PCT), for the core intellectual property relating to the vaccine was deemed favourable in terms of 'novelty' and 'inventive steps'. Accordingly, the national prosecution phase of the key p53 cancer vaccine patent in Australia, North America, Europe, Singapore and Japan has commenced.

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

An application for a trademark for the p53 vaccine, to be known as **Pentrix™**, has also been lodged.

Key aspects of Pentrix™ technology published in peer reviewed international scientific journal.

Research underpinning the Company's anti-p53 Pentrix™ vaccine technology has been published in the September issue of peer reviewed international scientific publication – Clinical Cancer Research. Publication of these important findings by an international scientific journal after peer review marks a significant milestone in the growing stature of the Pentrix™ technology.

As reported in Clinical Cancer Research, the Researchers have provided new insight into the nature and specificity of the tumour-specific immune response against mutant p53. The paper describes the isolation of a unique panel of antibodies from individuals showing a strong immune response to p53. These antibodies form the basis of the Pentrix™ vaccine.

Heregulin breast cancer project ahead of schedule.

Aust Cancer has a Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider and has secured for the Company a pipeline of potential treatments for cancer.

The Joint Venture Alliance envisages that BioFocus will offer Aust Cancer a number of opportunities to develop new cancer therapeutics. The first project involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells. Known as the Heregulin Project after the cell growth factor targeted.

BioFocus and Aust Cancer believe there is significant market potential for a low molecular weight inhibitor of C-erbB which may perform better than the drug on the market (sales have been forecast to be in excess of A$1 billion per annum by 2002), have a lower cost and that may have wider application beyond breast cancer.

The project is ahead of schedule with assay development progressing well. It is expected that high throughput screening will commence early next year.

Board of Directors strengthened; Dr Katherine Woodthorpe, experienced biotechnology director, appointed.

Aust Cancer further strengthened its board through the appointment of Dr Katherine Woodthorpe. Sydney based Dr Woodthorpe, has extensive experience in technology commercialisation, the biotechnology industry and public company governance.

Dr Woodthorpe has a PhD in chemistry and sits on the boards of listed biotechnology companies; Agenix Limited and MicroMedical Industries. She manages corporate advisor, People & Innovation and is a member of the boards of Insearch Limited, Australian Business Foundation Limited and is a member of the Tax Concession Committee of the I R & D Board and the Expert Panel of the Co-operative Research Centre Programme.

Dr Roger Aston appointed R & D Director

Dr Roger Aston, a leading international expert in pharmaceutical research, development and commercialisation was recently appointed Executive Director – Research and Development at Aust Cancer.

Dr Aston was previously a Non-Executive Director and Consultant with the company and has more than 20 years experience in the pharmaceuticals and biotechnology industries. He was previously at the Wellcome Foundation (UK), Peptech Limited (Sydney), Cambridge Antibody Technology Limited (Cambridge) and Cambridge Drug Discovery Limited (Cambridge).

Expressions of interest received from a number of parties on sale of mining assets, negotiations underway.

The process of sale of the exploration assets is well advanced and expressions of interest have been received from a number of parties. The Company hopes to conclude the sale process shortly.

Dated this 29th day of October 2001.

Signed on behalf of the Board of Australian Cancer Technology Limited.

ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden (Managing Director); or
Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

APPENDIX 4C

Quarterly Report for entities admitted on the basis of commitments

Name of entity

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN or ARBN	Quarter ended ("current quarter")
007 701 715	**September 2001**

Consolidated statement of cash flows

Cash flows related to operating activities	Current Quarter A$'000	Year to Date (12 months) $A'000
1.1 Receipts from customers	37	37
1.2 Payments for (a) staff costs	(117)	(117)
(b) advertising & marketing	(4)	(4)
(c) research & development	(181)	(181)
(d) leased assets	-	-
(e) other working capital	(108)	(108)
1.3 Dividends received	-	-
1.4 Interest and other items of a similar nature received	15	15
1.5 Interest and other costs of finance paid	-	-
1.6 Income taxes paid	-	-
1.7 Other – Reimbursement of exploration expenditure	50	50
Net Operating Cash Flows	(308)	(308)
Cash flows related to investing activities		-
1.8 Payment for purchases of:		
(a) businesses (item 5)	-	-
(b) equity investments	-	-
(c) intellectual property	-	-
(d) physical non-current assets	(5)	(5)
(e) other non-current assets	-	-
1.9 Proceeds from sale of:		
(a) businesses (item 5)	-	-
(b) equity investments	-	-
(c) other fixed assets	-	-
(d) physical non-current assets	-	-
(e) other non-current assets	-	-
1.10 Loans to other entities	-	-
1.11 Loans repaid by other entities	-	-
1.12 Other – Security Deposit Refund	11	11
Net investing cash flows	6	6
1.13 Total operating and investing cash flows (carried forward)	(302)	(302)

1.14	Total operating and investing cash flows (brought forward)	(302)	(302)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other	(8)	(8)
	Net financing cash flows	(8)	(8)
	Net increase (decrease) in cash held	(310)	(310)
1.21	Cash at beginning of quarter/year to date	1,381	1,381
1.22	Exchange rate adjustments to 1.21	-	-
1.23	**Cash at end of quarter**	1,071	1,071

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	99
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	-	-
3.2 Credit standby arrangements	-	-

Reconciliation Of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	40	44
4.2	Deposits at call	1,031	1,337
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,071	1,381

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.8(a))*	Disposals *(Item 1.9(a))*
5.1	Name of Entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

Sign here: ______________________ Date 26.10.01
Company Secretary

Print Name: Brett Dickson

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
25 October 2001

PUBLICATION OF PENTRIX™ TECHNOLOGY IN INTERNATIONAL JOURNAL

Australian Cancer Technology Limited ('Aust Cancer') **(ASX: ACU)** is pleased to announce that fundamental research underpinning the Company's anti-p53 Pentrix™ vaccine technology has been published in the September issue of peer reviewed international scientific publication – Clinical Cancer Research.

Aust Cancer's Executive Director of Research and Development, Dr Roger Aston, said "Publication of these important findings by an international scientific journal after peer review marks a significant milestone in the growing stature of the Pentrix™ technology".

As reported in Clinical Cancer Research, the Researchers have provided new insight into the nature and specificity of the tumour-specific immune response against mutant p53. The paper describes the isolation of a unique panel of antibodies from individuals showing a strong immune response to p53. These antibodies form the basis of the Pentrix™ vaccine.

The Pentrix™ vaccine, currently in clinical trials at St Vincent's Hospital in Sydney, is designed to stimulate the patient's immune system to seek and destroy tumour cells, particularly in those patients with a defective tumour suppressor gene, known as p53. The p53 gene is defective in approximately 50% of cancers and is the most common genetic flaw implicated in the disease.

Aust Cancer is a listed biotechnology company focussed on the research, development and commercialisation of new cancer drugs.

The Company's broader goals in cancer therapies and product pipelines are being addressed through a Strategic Alliance and Joint Venture with BioFocus plc (UK), focussing initially on a novel breast cancer therapeutic.

The full publication is available on request from the Company.

ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden/Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
12 October 2001

DR KATHERINE WOODTHORPE JOINS THE BOARD OF AUSTRALIAN CANCER TECHNOLOGY LIMITED

Australian Cancer Technology Limited **(ASX: ACU)** today announced a further strengthening of its board through the appointment of Dr Katherine Woodthorpe. Sydney based Dr Woodthorpe, has extensive experience in technology commercialisation, the biotechnology industry and public company governance.

Dr Woodthorpe has a PhD in chemistry and sits on the boards of listed biotechnology companies; Agenix Limited and MicroMedical Industries. She manages corporate advisor, People & Innovation and is a member of the boards of Insearch Limited, Australian Business Foundation Limited and is a member of the Tax Concession Committee of the I R & D Board and the Expert Panel of the Co-operative Research Centre Programme.

Australian Cancer Technology, a listed biotechnology company that focuses on research, development and commercialisation of new cancer drugs. The Company's lead product, Pentrix™ vaccine, is currently in phase 1a clinical trials and is designed to stimulate the patient's immune system to seek and destroy tumour cells. The vaccine is aimed at those patients with a defective tumour suppressor gene, known as p53 which is the most common genetic flaw implicated in cancer and is defective in approximately 50% of patients.

The Company's broader goals in cancer therapies and product pipelines are being addressed through a Strategic Alliance and Joint Venture with BioFocus plc (UK), focussing initially on a novel breast cancer therapeutic.

ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden
Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1131D-AC/ks

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
9 OCTOBER 2001

p53 PATENT MOVES TO INTERNATIONAL PHASE

Australian Cancer Technology Limited **(ASX: ACU)** has commenced the national prosecution phase of its p53 cancer vaccine patent in Australia, North America, Europe, Singapore and Japan. The announcement comes after the International Preliminary Examination Report, in accordance with the Patent Co-Operation Treaty (PCT), for the core intellectual property relating to the vaccine was deemed favourable in terms of 'novelty' and 'inventive steps'.

An application for a trademark for the p53 vaccine, to be known as **Pentrix**™, has also been lodged.

Australian Cancer Technology, a listed biotechnology company focussed on the research, development and commercialisation of new cancer drugs, recognises the value of a strong intellectual property base and is actively working to broaden the Company's portfolio of patents.

The Pentrix™ vaccine, being trialed at St Vincent's Hospital in Sydney, is designed to stimulate the patient's immune system to seek and destroy tumour cells, particularly in those patients with a defective tumour suppressor gene, known as p53. The p53 gene is defective in approximately 50% of cancers and is the most common genetic flaw implicated in the disease.

The Company's broader goals in cancer therapies and product pipelines are being addressed through a Strategic Alliance and Joint Venture with BioFocus plc (UK), focussing initially on a novel breast cancer therapeutic.

Alistair Cowden

ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden
Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

REF: ACT1083D-AC/ks

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
2 October 2001

CLINICAL TRIALS FOR PENTRIX™ (p53) CANCER VACCINE COMMENCED

Australian Cancer Technology Limited **(ASX: ACU)** has received all necessary approvals to commence human clinical trials of its p53 cancer vaccine (now known as Pentrix™) at St Vincent's Hospital in Sydney. Patient recruitment has commenced and the trial is now underway.

The Pentrix™ vaccine is designed to stimulate the immune system to seek and kill tumour cells in those cancer sufferers who have a defective tumour suppressor gene, known as p53. The p53 gene is defective in approximately 50% of cancers and is the most common genetic flaw implicated in the disease.

The clinical trials will help determine if the Pentrix™ technology is applicable to a wide range of common cancers and will provide the platform for the development of a number of products directed at specific cancers.

The leader of the team that developed the vaccine, Associate Professor Robyn Ward of St Vincent's Hospital, said that after seven years of research and development the approval to commence testing of Pentrix™ in humans represents a major milestone.

Dr Roger Aston, Executive Director of Research and Development for Australian Cancer Technology, said the Pentrix™ vaccine could represent a significant breakthrough in using immune therapies to treat cancer.

"The vaccine is a cocktail of 'peptides', or antibody fragments, designed to circumvent one of the principal barriers which has restricted the development of cancer vaccines. It has been developed to overcome immune tolerance of tumours, or put more simply, the inability of the body to recognise tumours as foreign and undesirable," said Dr Aston.

"If the clinical trials demonstrate Pentrix™ to be a safe and effective vaccine-based drug targeting cancer cells, the commercial potential of the technology will attract worldwide interest."

Trials will be conducted in two stages. Phase 1a, which is expected to take up to two months, will involve four patients each receiving a single dose of the drug to evaluate its safety and toxicity. If no adverse effects are observed, then Phase 1b/2a trials, involving up to 36 patients, will commence immediately to explore the drug's effectiveness across a range of cancers including breast, lung, colo-rectal and prostate.

Patients in the second stage will receive a monthly dose of Pentrix™ over four months. In addition to standard tests, their immune systems will be assessed using technology developed by Australian Cancer Technology, to determine if the drug is producing the predicted stimulation of the immune system and expansion of tumour killer cells.

Managing Director, Dr Alistair Cowden, said that since the beginning of this year Australian Cancer Technology has worked extremely hard to rapidly advance the Pentrix™ technology to the human clinical trial stage, and that the Therapeutic Goods Administration (TGA) approval to commence trials ensures an exciting six to twelve months of development activity for the Company.

Further information: www.austcancer.com.au

Neither Australian Cancer Technology nor St Vincent's Hospital Sydney can answer enquiries on participation in the trial. Those seeking information on patient recruitment are referred to www.stvincents.com.au/p53

ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden
Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

australian cancer technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
18 SEPTEMBER 2001

TOP SCIENTIST APPOINTED EXECUTIVE DIRECTOR

CANCER VACCINE TRIAL SPURS R & D APPOINTMENT

Dr Roger Aston, a leading international expert in pharmaceutical research, development and commercialisation, has been appointed Executive Director – Research and Development at Australian Cancer Technology Limited **(ASX: ACU)**.

Dr Aston was previously a Non-Executive Director and Consultant with the company, however, his new management position results from the imminent commencement of clinical trials of Australian Cancer Technology's p53 cancer vaccine at St Vincent's Hospital Sydney.

The commencement of trials will require an even greater focus by the company on research and development expertise in the management of the trial process and analysis of the results from St Vincent's to determine future directions and trials.

Dr Aston has more than 20 years experience in the pharmaceuticals and biotechnology industries. He was previously at the Wellcome Foundation (UK), Peptech Limited (Sydney), Cambridge Antibody Technology Limited (Cambridge) and Cambridge Drug Discovery Limited (Cambridge).

More recently, Dr Aston has been involved with BioSilicon technology associate, pSiMedica Limited (UK), of which he is the founder and CEO, and Australian listed company, pSiVida Limited (Perth).

Australian Cancer Technology will also benefit from his extensive experience in patent prosecution, peptide immunology and manufacture, and associated regulatory matters.

FRANK DALY
Chairman

Please direct enquiries to:
Alistair Cowden or Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

australian
cancer
technology

04 MAR 22 AM 7:21

Quarterly Report

For the Quarter Ended 30 June 2001

OVERVIEW

The Company continues to rapidly mature as a biotechnology company. During the quarter it has:

- **Advanced the p53 cancer vaccine. The vaccine has been manufactured and the clinical trial protocols are currently under evaluation by the Research Ethics Committee;**

- **Secured an International Strategic Alliance and pipeline of potential cancer therapeutics with BioFocus plc (UK). The first project targets breast cancer ;**

- **Commenced divestment of mining assets with sale of Peak Hill project; and**

- **Changed its name to Australian Cancer Technology Limited (AustCancer) and moved to the Health and Biotechnology industry classification of Australian Stock Exchange.**

---

p53 CANCER VACCINE

This has been the first full quarter of work on the p53 cancer vaccine under the Company's management.

Progress to date includes:

- Preparation and submission of a detailed clinical trial protocol to the Research Ethics Committee at St Vincent's Hospital, Sydney for approval to conduct clinical trials.

- Manufacture of the peptide-based vaccine by Multiple Peptide Systems, San Diego U/A to GMP standards and dispensing to GLP standards has been completed. The peptides that form the active ingredients have been solubilized in DMSO and will be mixed with an adjuvant prior to administration.

- Acute toxicity testing of the vaccine revealed no acute toxicity or abnormalities.

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

The Company expects to receive all relevant approvals required to enable the commencement of the trial by the end of September.

The trial will test the safety of a new vaccine that has the potential to kill cancer cells that contain abnormal amounts of p53. The p53 protein abnormally accumulates in approximately 50% of cancers. The vaccine works by tricking the immune system to detect this abnormal accumulation of p53. The trial will proceed in two phases. In the first phase, patients will be injected with one dose of vaccine. If these individuals do not experience any side effects then further patients will receive four doses of vaccine. Blood tests will be used to determine if the vaccine is causing immunity to p53 that could kill cancer cells.

BIOFOCUS PLC STRATEGIC ALLIANCE

A Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider, has secured for AustCancer a pipeline of potential treatments for cancer. The alliance also furthers the Company's development of a network of Australian and International strategic alliances and collaborations.

The Joint Venture Alliance envisages that BioFocus will offer AustCancer a number of proprietary research technologies to discover new treatments for cancer. The first involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells. Known as the Heregulin Project after the cell growth factor targeted, AustCancer will provide in Australia both pre-clinical and clinical evaluation and development of the drug candidates defined by BioFocus. This is the second leading edge cancer therapeutic development programme that AustCancer has entered into.

BioFocus listed on the Alternative Investment Market (AIM) in August 2000 and has a Market Capitalisation in excess of A$200 million. It has a number of innovative proprietary technologies which harness its leading edge bioinfomatics capability, an extensive drug compound library, a state-of-the-art high-throughput screening capability and drug chemistry design competency. BioFocus' current partners in drug discovery include Millenium Pharmaceuticals, Procter & Gamble, Roche and Aventis. Information on BioFocus can be found at www.biofocus.com.

Heregulin Project

BioFocus have developed an innovative and proprietary cell based assay technology, "Retroviral Display™" which permits the discovery of "drug-like" compounds which bind to cell receptors of the tryosine kinase family (C-erbB) that are overexpressed on the surface of cancer cells and has been associated with growth or progression of many forms of cancer. The gene responsible for production of C-erbB is overexpressed in 25% of breast cancers. The growth factor Heregulin is used as a "decoy" in the assay. There are no other known screens for C-erbB activity or binding.

The research programme, to be undertaken at BioFocus' laboratory in Cambridge, UK will focus on the identification of compounds that modulate C-erbB receptor function and halt the growth

of rapidly dividing tumour cells. Up to 110,000 diverse and drug-like compounds in BioFocus' drug library will be screened. The overall objective of the collaboration is to identify novel clinical candidates which could be evaluated by Aust Cancer in Australia.

The importance of the Heregulin Project is that it aims to discover analogues to a highly successful drug that "blocks" the progression of a particularly aggressive form of breast cancer. It is one of the first commercial drugs where patient suitability is determined by genetic test and which target tumour cells only. Its sales have been forecast to be in excess of A$1 billion per annum by 2002.

BioFocus and AustCancer believe there is significant market potential for a low molecular weight inhibitor of C-erbB which may perform better than the drug on the market, have a lower cost and that may have wider application beyond breast cancer.

MULTIPLE SCLEROSIS VIRUS PROJECT

(Aust Cancer 15%)

Unico, a Murdoch University Company and Manager of MS Biotechnology, have advised that although some progress has been made in isolation of virus like material from MS brains, the funds invested by AustCancer to acquire its 15% shareholding in MS Biotechnology have been consumed by Unico and the first commercial milestone of definition of a unique antigen from a novel virus implicated in MS has not been achieved. AustCancer is not required to make any further investment in MS Biotechnology prior to the achievement of the first commercial milestone.

The Company intends to focus its expenditure on its core business of cancer therapeutics. The Company will retain its shareholding in MS Biotechnology as a passive investment and work with other shareholders to realise value in that company.

MINERAL EXPLORATION

Mt Lebanon Joint Venture, Laverton

(AustCancer 40%, Granny Smith Joint Venture 60%)

Three oriented diamond drill holes into the Mikado Gold deposit provided structural information and highlighted the need for further drilling. All three holes returned significant results and are detailed below.

Diamond Drilling Significant Assays

Hole ID	From	To	Width	Grade Au (ppm)	Gram* Metres
JMD0001	61.00	62.00	1	5.13	5.13
	67.00	71.00	4	1.90	7.60
incl	70.00	71.00	1	6.45	6.45
	88.00	93.00	5	7.45	37.25
	96.00	100.00	4	2.79	11.16
	137.00	138.00	1	1.39	1.39

Diamond Drilling Significant Assays *(continued)*

Hole ID	From	To	Width	Grade Au (ppm)	Gram* Metres
JMD0002	61.00	64.00	3	3.50	10.50
	67.00	68.00	1	0.58	0.58
	77.00	86.00	9	6.27	56.43
JMD0003	37.00	47.00	10	6.13	61.30

Further drilling is expected this quarter.

Four RC drill holes were completed at the historic Jerusalem mine, to the west of Mikado, and a best intersection of 5 metres at 1.47g/t gold was obtained. A total of 47 RAB holes for 1,971 metres were also drilled at Jerusalem and peak results were 3 metres at 1.47g/t gold and 8 metres at 1.51g/t gold highlighting the potential for economic mineralisation. Follow up drilling is planned for the September quarter.

At Wilga Dam a sub-audio magnetic survey to measure Total Magnetic Intensity (TMI) and Total Field Magnetometric Resistivity (TFMMR) was conducted over a portion of the major copper-gold in regolith anomaly. Initial results are positive that the technique may be applicable to locate a sulphide source to this major anomaly.

Peak Hill, Western Australia

The Company has reached agreement for the sale of its Peak Hill tenements which consist of ten exploration license applications located in the Peak Hill mineral field of Western Australia.

Consideration for the sale is $220,000 cash which will result in AustCancer recording a profit on the transaction of approximately $170,000. Payment is by way of an immediate non-refundable deposit of $20,000 in return for a six month option period for the purchaser to conclude investigations into the tenements and enter into a formal agreement. The balance of $200,000 is to be payable within six months should the option to purchase be exercised.

CORPORATE

Change of Name

At a General Meeting of Shareholders held on 30 April 2001, approval for the change of name from Exodus Minerals Limited to Australian Cancer Technology Limited was obtained and the change took effect on 7 May 2001.

In line with this name change and its focus on cancer research, on 21 June 2001 the Company transferred its industry classification on ASX from Gold to Healthcare and Biotechnology.

Dated this 30 day of July 2001.

Signed on behalf of the Board of Australian Cancer Technology Limited.

ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden (Managing Director); or
Brett Dickson (Finance Director)
Telephone: (08) 9486 4622

The information on mineralisation contained in this report accurately reflects information compiled by Dr Alistair Cowden B.Sc (Hons.), Ph.D, M.Aus.I.M.M., M.A.I.G., who is a Competent Person (as defined by the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves) with relevant experience in relation to such mineralisation and is an employee of Australian Cancer Technology Limited.

APPENDIX 5B

Mining Exploration entity quarterly report

Name of entity

AUSTRALIAN CANCER TECHNOLOGY

ACN or ARBN	Quarter ended ("current quarter")
007 701 715	**June 2001**

Consolidated statement of cash flows

				Current Quarter A$'000	Year to Date (12 months) $A'000
	Cash flows related to operating activities				
1.1	Receipts from product sales and related debtors			-	-
1.2	Payments for	(a)	exploration and evaluation	-	(164)
		(b)	development	-	-
		(c)	production	-	-
		(d)	administration	(307)	(862)
1.3	Dividends received			-	-
1.4	Interest and other items of a similar nature received			17	81
1.5	Interest and other costs of finance paid			-	-
1.6	Income taxes paid			-	-
1.7	Other – Biotechnology Research			(74)	(716)
	Net Operating Cash Flows			(364)	(1,661)
	Cash flows related to investing activities				
1.8	Payment for purchases of:	(a)	prospects	-	-
		(b)	equity investments	-	-
		(c)	other fixed assets	-	(48)
1.9	Proceeds from sale of:	(a)	prospects	20	320
		(b)	equity investments	-	25
		(c)	other fixed assets	-	-
1.10	Loans to other entities			-	-
1.11	Loans repaid by other entities			-	-
1.12	Other – Biotechnology Investments			-	(350)
	Net investing cash flows			20	(53)
1.13	Total operating and investing cash flows (carried forward)			(344)	(1,714)

1.13 Total operating and investing cash flows (brought forward)	(344)	(1,714)
Cash flows related to financing activities		
1.14 Proceeds from issues of shares	-	1,620
1.15 Proceeds from sale of forfeited shares	-	-
1.16 Proceeds from borrowings	-	-
1.17 Repayment of borrowings	-	-
1.18 Dividends paid	-	-
1.19 Other	(54)	(54)
Net financing cash flows	(54)	1,566
Net increase (decrease) in cash held	(398)	(148)
1.20 Cash at beginning of quarter/year to date	1,779	1,529
1.21 Exchange rate adjustments to 1.20	-	-
1.22 **Cash at end of quarter**	1,381	1,381

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

	Current quarter $A'000
1.23 Aggregate amount of payments to the parties included in item 1.2	118
1.24 Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the quarter the Company issued 3,000,000 fully paid ordinary shares at an issue price of 20 cents per share in consideration for the provision of services in respect to the acquisition of the p53 vaccine project.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

	Amount available $A'000	Amount used $A'000
3.1 Loan facilities	-	-
3.2 Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	5
4.2	Development	-
	Total	5

Reconciliation Of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	44	1,069
5.2	Deposits at call	1,337	710
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,381	1,779

Changes in interests in mining tenements

See attached Schedule A.

Issued and quoted securities at end of current quarter

	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
7.1 **Preference securities** *(description)*	Nil			
7.2 Changes during quarter				
7.3 **Ordinary securities**	47,181,118	47,181,118		
7.4 Changes during quarter Issue	3,000,000	3,000,000	20.0	20.0
7.5 **Convertible debt securities** *(description and conversion factor)*	Nil			
7.6 Changes during quarter				
7.7 **Options** *(description and conversion factor)*			*Exercise Price*	*Expires*
	1,500,000 to subscribe for 1,500,000 shares	Nil	$0.20	1 May 2003
	5,500,000 to subscribe for 5,500,000 shares	Nil	$0.32	3 May 2005
	7,440,000 to subscribe for 7,440,000 shares	Nil	$0.32	31 Dec 2003
7.8 Issued during quarter			*Exercise Price*	*Expires*
	1,500,000	Nil	$0.32	31 Dec 2003

	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
7.9 Exercised during quarter	Nil			
7.10 Expired during quarter	766,667	Nil	$0.265	14 July 2001
7.11 **Debentures** *(totals only)*	Nil			
7.12 **Unsecured notes** *(totals only)*	Nil			

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

Sign here: ______________________________ Date ____________________
Company Secretary

Print Name: Brett Dickson

SCHEDULE A

Interests in mining tenements relinquished, reduced or lapsed during the quarter

Tenement Reference	Nature of Interest	Interest at beginning of quarter	Interest at end of quarter
REYNOLDS RANGE – NT			
EL 7343	Expired	Earning 60%	-
EL 8363	Relinquished	Earning 60%	-

Interests in mining tenements acquired or increased during the quarter

Tenement Reference	Nature of Interest	Interest at beginning of quarter	Interest at end of quarter
BROKEN HILL – NSW			
EL 5772	Owned – WMC withdrew	20%	100%
EL 5783	Owned – WMC withdrew	20%	100%
ELA 1636	Application – WMC withdrew	20%	100%

Interests in all mining tenements held at the end of the quarter

Tenement Reference	Nature of Interest	Interest at end of quarter
LAVERTON – WA		
E 38/556	Owned and diluting – JV with Metex Resources NL	25%
E 38/557	Owned and diluting – JV with Metex Resources NL	25%
E 38/813	Owned and diluting – JV with Metex Resources NL	25%
MLA 38/625	Part conversion of E38/556	25%
MLA 38/626	Part conversion of E38/557	25%
MLA 38/627	Part conversion of E38/557	25%
MLA 38/628	Part conversion of E38/557	25%
MLA 38/717	Part conversion of E38/556	25%
MLA 38/718	Part conversion of E38/556	25%
MLA 38/719	Part conversion of E38/557	25%
MLA 38/720	Part conversion of E38/557	25%
WILGA DAM – WA		
E 39/347	Owned JV with Granny Smith JV	40%
E 39/786	Owned JV with Granny Smith JV	40%
MLA 39/664	Owned - part conversion of E39/347 JV with Granny Smith JV	40%
MLA 39/742	Owned – part conversion of E 39/347 JV With Granny Smith JV	40%
MLA 39/743	Owned – part conversion of E 39/347 JV With Granny Smith JV	40%
MT LEBANON – WA		
E 38/422	Owned JV with Granny Smith JV	40%
E 38/930	Owned JV with Granny Smith JV	40%
E 38/1206	Owned JV with Granny Smith JV	40%

Interests in all mining tenements held at the end of the quarter (*continued*)

MT LEBANON – WA		
P 38/2239	Owned JV with Granny Smith JV	40%
P 38/2782	Owned JV with Granny Smith JV	40%
M 38/9	Owned JV with Granny Smith JV	40%
MLA 38/459	Owned – conversion of P38/2239 JV with Granny Smith JV	40%
MLA 38/563	Owned – part conversion of E38/422 JV with Granny Smith JV	40%
MLA 38/564	Owned – part conversion of E38/422 JV with Granny Smith JV	40%
MLA 38/846	Owned – part conversion of E 38/930 JV with Granny Smith JV	40%
MLA 38/880	Owned – conversion of P38/2782 JV with Granny Smith JV	40%
SWAN BORE – WA		
E 38/680	Owned JV with Granny Smith JV	40%
E 38/772	Owned JV with Granny Smith JV	40%
MLA 38/749	Owned – part conversion of E38/7680 JV with Granny Smith JV	40%
MLA 38/750	Owned – part conversion of E38/680 JV with Granny Smith JV	40%
MLA 38/751	Owned – part conversion of E38/772 JV with Granny Smith JV	40%
MLA 38/877	Owned – part conversion of E38/772 JV with Granny Smith JV	40%
MLA 38/878	Owned – part conversion of E38/680 JV with Granny Smith JV	40%
MLA 38/879	Owned – part conversion of E38/680 JV with Granny Smith JV	40%
MLA 38/881	Owned – part conversion of E38/680 JV with Granny Smith JV	40%
LILLY POND WELL – WA		
E38/1126	Owned JV with Granny Smith JV	40%
OPHIR BORE – WA		
ELA 38/1205	Application JV with Granny Smith JV	40%
CORNER WELL – WA		
E 38/1327	JV with Anglogold earning 70%	100%
MT WELD – WA		
E 38/1204	Owned	100%
PEAK HILL – WA		
ELA 52/1426	Application	100%
ELA 52/1427	Application	100%
ELA 52/1428	Application	100%
ELA 52/1479	Application	100%

Interests in all mining tenements held at the end of the quarter *(continued)*

Tenement Reference	Nature of Interest	Interest at end of quarter
PEAK HILL – WA		
ELA 52/1480	Application	100%
ELA 52/1481	Application	100%
ELA 52/1507	Application	100%
ELA 52/1518	Application	100%
ELA 52/1557	Application	100%
REYNOLDS RANGE – NT		
SEL 9500 – Application	JV with Normandy Gold Pty Ltd	Earning 60%
ELA 22391	Application	100%
BROKEN HILL – NSW		
EL 5772	Owned	100%
EL 5783	Owned	100%
ELA 1636	Application	100%
ROWENA EAST – WA		
E 38/678	JV with Anglogold earning 70%	100%

Glossary

E	Exploration Licence
P	Prospecting Licence
MLA	Mining Lease Application
ELA	Exploration Licence Application

australian
cancer
technology

RELEASE TO AUSTRALIAN STOCK EXCHANGE
11 JULY 2001

INTERNATIONAL STRATEGIC ALLIANCE AND JOINT VENTURE SIGNED

PIPELINE OF CANCER THERAPEUTICS TO BE DEVELOPED WITH UK DRUG DISCOVERY TECHNOLOGY COMPANY – BIOFOCUS PLC

A Strategic Alliance and unincorporated 50:50 Joint Venture with BioFocus plc (BioFocus), a leading UK based drug discovery and chemistry provider, has secured for Australian Cancer Technology Limited (AustCancer) a pipeline of potential treatments for cancer. The alliance also furthers the Company's development of a network of Australian and International strategic alliances and collaborations.

The Joint Venture Alliance envisages that BioFocus will offer AustCancer a number of proprietary research technologies to discover new treatments for cancer. The first involves the development of a better performing and lower cost small molecule analogue to an existing successful drug that targets breast cancer tumour cells. Known as the Heregulin Project after the cell growth factor targeted, AustCancer will provide in Australia both pre-clinical and clinical evaluation and development of the drug candidates defined by BioFocus. This is the second leading edge cancer therapeutic development programme that AustCancer has entered into.

BioFocus listed on the Alternative Investment Market (AIM) in August 2000 and has a Market Capitalisation in excess of A$200 million. It has a number of innovative proprietary technologies which harness its leading edge bioinfomatics capability, an extensive drug compound library, a state-of-the-art high-throughput screening capability and drug chemistry design competency. BioFocus' current partners in drug discovery include Millenium Pharmaceuticals, Procter & Gamble, Roche and Aventis. Information on BioFocus can be found at www.biofocus.com.

AustCancer is currently developing the p53 cancer vaccine, which is due to commence clinical trials in August 2001. The Joint Venture Alliance with BioFocus will allow the Company to complement the vaccine project by broadening its product range to drugs that target various routes to attack tumour cells.

Dr David Stone, Chief Executive at BioFocus said, "We are delighted to be able to announce this Agreement which will exploit our field-dominating patent position in Retroviral Display™ to co-discover novel therapeutic agents for subsequent clinical evaluation by AustCancer. Retroviral Display™ is one of the key technologies obtained by BioFocus as part of the recent acquisition of Cambridge Drug Discovery. The collaboration will continue to build on

BioFocus' expanding market presence in the Asia-Pacific Rim and will also allow us to capitalize on AustCancer's experienced clinical team in developing novel therapeutics for Breast Cancer."

HEREGULIN PROJECT

BioFocus have developed an innovative and proprietary cell based assay technology, "Retroviral Display™" which permits the discovery of "drug-like" compounds which bind to cell receptors of the tryosine kinase family (C-erbB) that are overexpressed on the surface of cancer cells and has been associated with growth or progression of many forms of cancer. The gene responsible for production of C-erbB is overexpressed in 25% of breast cancers. The growth factor Heregulin is used as a "decoy" in the assay. There are no other known screens for C-erbB activity or binding.

The research programme, to be undertaken at BioFocus' laboratory in Cambridge, UK will focus on the identification of compounds that modulate C-erbB receptor function and halt the growth of rapidly dividing tumour cells. Up to 110,000 diverse and drug-like compounds in BioFocus' drug library will be screened. The overall objective of the collaboration is to identify novel clinical candidates which could be evaluated by Aust Cancer in Australia.

The importance of the Heregulin Project is that it aims to discover analogues to a highly successful drug that "blocks" the progression of a particularly aggressive form of breast cancer. It is one of the first commercial drugs where patient suitability is determined by genetic test and which target tumour cells only. Its sales have been forecast to be in excess of A$1 billion per annum by 2002.

BioFocus and AustCancer believe there is significant market potential for a low molecular weight inhibitor of C-erbB which may perform better than the drug on the market, have a lower cost and that may have wider application beyond breast cancer.

DR ALISTAIR COWDEN
Managing Director

Please direct enquiries to:
Alistair Cowden
Brett Dickson (Finance Director)
Telephone: +61 8 9486 4622

David Stone (Chief Executive – BioFocus)
Telephone: +44 1795 412 300
Alan Clabon (Director of Marketing – BioFocus)
Telephone: +44 1799 533 500

For further information on Australian Cancer Technology, please visit our website www.austcancer.com.au

CORPORATIONS LAW

ARTICLES OF ASSOCIATION OF

EXODUS MINERALS LIMITED

ACN 007 701 715

04 MAR 22 AM 7:21

CORRS CHAMBERS WESTGARTH
Lawyers
Commonwealth Bank Building
150 St George's Terrace
Perth WA 6000
AUSTRALIA
Telephone (09) 321 8531
Facsimile (09) 322 6953
DX 126 Perth
Ref: Justin Harris/IHC
COWD2140-002

TABLE OF CONTENTS

Corporations Law

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

EXODUS MINERALS LIMITED
ACN 007 701 715

1 PRELIMINARY

The Regulations contained in Table "A" in Schedule 1 to the Corporations Law shall not apply to the Company.

INTERPRETATION

2 INTERPRETATION

2.1 Definitions

Unless the contrary intention appears:

"Alternate Director" means any person appointed in accordance with these Articles to act as an alternate of a Director.

"ASX" means Australian Stock Exchange Limited and, where the context permits, each of its State branches, and includes any body corporate succeeding to all (or most of) the powers, functions and duties of Australian Stock Exchange Limited or its State branches.

"Articles" means the Articles of Association of the Company in force from time to time.

"Auditor" means any person appointed to perform the duties of an auditor of the Company.

"Board" means the whole or any number of the Directors for the time being assembled at a meeting of Directors and being not less than a quorum; and reference to "the Directors" shall be construed as references to the Board unless the context otherwise requires.

"Business Days" means those days other than a Saturday, Sunday, New Year's Day, Australia Day, Good Friday, Easter Monday, Anzac Day, Christmas Day, Boxing Day and any other day which ASX shall declare and publish is not a business day.

"Capital" means the capital for the time being of the Company.

"Certificate" means a certificate issued in respect of a Share.

"Chairman" means the Chairman of the Board of Directors.

"CHESS" means the Clearing House Electronic Sub-register System implemented by the ASX under the Listing Rules and includes any modification or substitution of that system and any other computerised or electronic share transfer systems introduced by or acceptable to the ASX.

"Company" means EXODUS MINERALS LIMITED ACN 007 701 715.

"Corporations Law" has the meaning given to that term in the Corporations (South Australia) Act 1990 as amended from time to time and in the event that the Corporations Law is substituted or re-enacted in whole or in part by legislation of the State of South Australia or the Commonwealth of Australia, then the term "Corporations Law" will mean such substituted or re-enacted legislation.

"Disposal" has a corresponding meaning to the definition of "dispose" in the Listing Rules.

"Director" means any Director of the Company for the time being and includes an Alternate Director.

"Dividend" includes a bonus.

"Escrow Period" means the period fixed by the ASX under the Listing Rules.

"Executive Director" means a Director in employment with the Company or any subsidiary or related corporation and includes the Managing Director.

"General Meeting" means a meeting of Members duly called and properly constituted in accordance with these Articles.

"Holder" means a Member.

"Home Branch" means the State branch of the ASX designated as such to the Company by the ASX.

"Instantaneous Communication Device" includes telephone, television or any other audio and visual device which permits instantaneous communication.

"Listing Rules" means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

"Managing Director" means any person appointed to perform the duties of Managing Director of the Company.

"Member" means any person entered in the Register as a member for the time being of the Company.

"Member present" means a Member present at any Meeting of the Company in person or by proxy or attorney or, in the case of a corporation, by a duly appointed representative.

"Meeting" means a meeting of Members or Directors, as the case may be, duly called and properly constituted in accordance with these Articles and the Corporations Law and any adjournment of any such meeting.

"Month" means calendar month.

"Office" means the registered office for the time being of the Company.

"Official Quotation" in respect of securities in the Company means quotation on the Official List of the ASX.

"Ordinary Shares" means ordinary Shares in the Capital.

"Preference Share Holders" means the holders of Preference Shares issued in accordance with Article 5.

"Preference Shares" has the meaning given to that term in Article 5.

"Proper SCH transfer" has the meaning given to that term in the Corporations Law.

"Register" means the Register of Members to be kept pursuant to the Corporations Law and the Listing Rules.

"Resolution" means a resolution other than a Special Resolution.

"Restricted Securities" means those shares or other securities classified as Restricted Securities under the Listing Rules or otherwise deemed by the Home Branch to be Restricted Securities.

"SCH Business Rules" has the meaning given to that term in the Corporations Law.

"Seal" means the Common Seal of the Company and includes any official seal of the Company.

"Secretary" means any person appointed to perform the duties of secretary of the Company or any person appointed to act temporarily as such.

"Shares" means the shares into which the Capital is from time to time divided and when shares are fully paid up includes stock except where a distinction between stock and shares is expressed or implied.

"Shareholder" means a Member.

"Special Resolution" means a Special Resolution within the meaning of Section 253 of the Corporations Law.

"Transfer Auditor" means such person as the Board has appointed for the purpose of certifying as to the correctness of transfers of shares, stock and registered unsecured notes, the allotment of shares, stock and registered unsecured notes and the issue of certificates in respect of shares and stock to which Members or intending Members of the Company may be entitled and the issue of certificates in respect of registered unsecured notes to which any person may be entitled.

2.2 Construction

Unless the contrary intention appears:

(a) a reference to any Part or Division of the Corporations Law is deemed to include references to any corresponding section or any modification, amendment or re-enactment of the Corporations Law;

(b) an expression used in a particular Part or Division of the Corporations Law that is given by that Part or Division a special meaning for the purposes of that Part or Division has, in any of these Articles that deals with a matter dealt with by that Part or Division, unless the contrary intention appears, the same meaning as in that Part or Division;

(c) words and expressions defined in the Listing Rules and the Corporations Law shall have the same meaning where used in these Articles unless the context or subject matter otherwise requires;

(d) a reference to control of the voting power in the Company is a reference to control that is direct or indirect, including control that is exercisable as a result or by means of arrangements or practices, whether or not having legal or equitable force and whether or not based on legal or equitable rights;

(e) where in this document a period of time dating from a given day, act or event is specified or allowed for any purpose, the time is reckoned exclusive of that day or of the day on which the act or event occurred but inclusive of the day on which that period expires;

(f) words importing the singular or plural include the plural and singular respectively;

(g) words importing any gender include every gender;

(h) words denoting persons include bodies and corporations; and

(i) where a word or phrase is given a particular meaning in this document, other parts of speech and grammatical forms of that word or phrase have a corresponding meaning.

(j) writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes facsimile transmission.

2.3 ASX Listing Rules

If the Company is admitted to the Official List of the ASX, then the following clauses apply:

(a) notwithstanding anything contained in these Articles, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in these Articles prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require these Articles to contain a provision and they do not contain such a provision, these Articles are deemed to contain that provision;

(e) if the Listing Rules require these Articles not to contain a provision and they contain such a provision, these Articles are deemed not to contain that provision; and

(f) if any provision of these Articles is or becomes inconsistent with the Listing Rules, these Articles are deemed not to contain that provision to the extent of the inconsistency.

2.4 Headings

Headings do not affect the interpretation of this document.

3 SHARE CAPITAL AT CONTROL OF DIRECTORS

3.1 Subject to the provisions of these Articles (and in particular Article 3.2), the Listing Rules, the Corporations Law and to any rights previously conferred on the holders of any existing Shares:

(a) the Shares are under the control of the Directors; and

(b) the Directors may allot, grant options over or otherwise dispose of Shares to such persons on such terms and conditions, and having attached to the Shares such preferred, deferred or other rights, and either at a premium or at par or at a discount and at such times as the Directors think fit,

the Company shall not issue any Share with a voting right more advantageous than that available to any Share previously issued by the Company and which Share does not carry voting rights which, in the opinion of the ASX, are appropriate and confer equitable representation on the holder or holders of the Shares.

3.2 Whilst the Company is listed on the ASX, a Director, or any person who for the purposes of Part 1.2 Division 2 of the Corporations Law would be regarded as an associate of any such Director, is not entitled to participate directly or indirectly in options to take Shares granted by, or an issue of Shares made by, the Company except in accordance with the provisions of the Listing Rules.

4 VARIATION OF RIGHTS ATTACHING TO SHARES

4.1 If at any time the Capital is divided into different classes of Shares, the rights and privileges attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the sanction of a Special Resolution passed at a separate Meeting of the holders of the Shares of that class. The provisions of these Articles relating to General Meetings apply to every such Meeting, with such changes as are necessary being made, except that the necessary quorum is Members present holding or representing 75% of the nominal amount of the issued Shares of the class and that any Member present holding Shares of the class may demand a poll.

4.2 If a quorum is not present at any such separate Meeting or if such Resolution is not passed by the necessary majority all or any of such rights and privileges may be varied with the consent in writing of the holders of at least 75% of the issued Shares of that class within 2 calendar months from the date of such Meeting.

5 PREFERENCE SHARES

5.1 Subject to the Corporations Law, the Company may issue any form of preference shares including preference shares that are, or at the option of the Company are liable, to be redeemed out of profits or out of the proceeds of a fresh issue of shares.

5.2 Preference Share Holders shall have the same rights as other Shareholders as regards receiving notices, reports and audited accounts, and attending General Meetings.

5.3 Without limiting the generality of Article 5.1, the Directors may issue:

(a) redeemable or non-redeemable preference shares;

(b) redeemable convertible preference shares; or

(c) non-redeemable convertible preference shares,

which are expressed to be issued on and subject to the terms and conditions of this Article 5 ("**Preference Shares**").

5.4 The Preference Shares will confer upon the holders thereof such rights and will otherwise be issued upon such terms and conditions as are set out in these Articles or, in the case of:

(a) the rate of dividend; and

(b) the date of redemption and/or conversion (as the case may be),

will be those rights determined by resolution of the Directors and specified in or determined in accordance with the Certificate, or endorsed on or attached to the statement, issued pursuant to Article 5.7 hereof, provided that no Preference Shares shall either as respects dividends or as respects capital carry any right to participate in a distribution beyond the amount specified in such certificate or statement.

5.5 The Preference Shares will confer on the holders thereof:

(a) the right on redemption (if appropriate) and in a winding up to payment in cash in priority to any other class of shares of:

(i) the par value of the Preference Shares;

(ii) the premium paid on the Preference Shares; and

(iii) the amount (if any) equal to the aggregate of any dividend accrued at the date thereof (whether declared or not) but unpaid and of any arrears of dividends; and

(b) the right in priority to any payment of dividend on any other class of shares (subject to the rights attaching to any other class of shares on issue as at the date of first issue of any Preference Shares) to a fixed or a cumulative preferential dividend at the rate of dividend determined by the Directors and specified in the Certificate or statement issued pursuant to Article 5.7 hereof payable in respect of each Preference Share, on the dividend dates applicable thereto.

The Preference Shares will not confer upon the holder any further right to participate in assets or profits of the Company.

5.6 The Company must, subject to the provisions of all relevant legislation, redeem (if appropriate) each of the Preference Shares on issue on the date specified in or determined

in accordance with the relevant Certificate or statement issued pursuant to Article 5.7 in respect of such Preference Shares.

5.7 The Certificate issued by the Company for each of the Preference Shares (or if the Company does not issue a Certificate in respect of the Preference Share, the statement issued to the holder of the Preference Share in accordance with CHESS) or an attachment thereto shall specify or provide for the determination of, in respect of that Preference Share:

(a) the amount payable on redemption (if appropriate);

(b) the redemption date (if appropriate);

(c) the time, method and place of such redemption (if appropriate);

(d) the rate of dividend or manner of calculation;

(e) the premium (if any) payable on issue of the Preference Shares;

(f) the date of conversion (if appropriate); and

(g) such other matters as the Directors may require.

5.8 On the date and at the time and place for redemption (if appropriate) as determined by resolution of the Directors and specified in the relevant Certificate or statement the Company must pay to the holder of such Preference Share or at his direction the amount payable on redemption, and the holder of such Preference Shares shall be bound to surrender any Certificate issued in relation to the Preference Share to the Company

5.9 The Company must in accordance with the provisions of all relevant legislation transfer to an account to be called the "**share premium account**" a sum equal to the aggregate amount of the premium (if any) received by the Company on the issue of each Preference Share.

5.10 The holder of a Preference Share must be entitled to a right to vote in each of the following circumstances and in no others:

(a) during that period during which a dividend (or part of a dividend) in respect of the share is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a proposal that affects rights attached to the share;

(d) on a proposal to wind up the Company;

(e) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(f) during the winding up of the Company; and

(g) on a resolution to approve the terms of a buy-back agreement.

However, this rule does not apply to Preference Shares of the Company issued (in accordance with the Listing Rules) before 1 July 1996. This rule also does not apply to Preference Shares of the Company issued (in accordance with the Listing Rules in force at 30 June 1996) between 1 July and 31 December 1996. This exception ceases to operate if the terms of the securities change.

5.11 Notwithstanding that each Certificate or statement will specify a redemption date (if appropriate) relevant to the Preference Shares referred to therein, the Company may redeem all Preference Shares on issue upon the occurrence of any of the following events:

(a) the Company by any act or omission is a party to a material breach of any of the provisions of relevant legislation or of these Articles which might or would adversely affect or materially endanger the rights or entitlements of the holders of the Preference Shares; or

(b) the appointment of a liquidator receiver or official manager to the Company.

5.12 The rights attaching to the Preference Shares may not be varied or abrogated without the previous consent in writing of not less than three-quarters of the holders of the Preference Shares holding not less than three-quarters of the Preference Shares for the time being in issue or the sanction of a resolution passed by not less than three-quarters of the holders of the Preference Shares holding not less than three-quarters of the Preference Shares for the time being on issue passed at a meeting of the holders of those shares. For this purpose the issue of any shares which rank in priority to the Preference Shares in any respect shall be deemed to be a variation or abrogation of the rights of the Preference Shares but the issue of any shares ("**Additional Shares**") ranking pari passu with the Preference Shares shall be deemed not to be a variation or abrogation of any of the rights of the Preference Shares if the Additional Shares may not be redeemed until all the Preference Shares have been redeemed or converted.

5.13 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall unless otherwise expressly provided by the terms of issue of the shares of that class be deemed not to be varied or abrogated by the creation or issue of further shares ranking equally therewith.

5.14 The provisions of this Article 5 relating to the issue or surrender of Preference Share Certificates will not apply to Preference Shares subject to CHESS.

6 COMMISSION AND BROKERAGE

6.1 The Company may exercise the power to make payments by way of brokerage or commission conferred by the Corporations Law in the manner provided by the Corporations Law.

6.2 Payments by way of brokerage or commission may be satisfied by the payment of cash, by the allotment of fully or partly paid Shares, by the allotment of options, or partly by the payment of cash, partly by the allotment of fully or partly paid Shares and partly by the allotment of options.

7 REGISTERED HOLDER

7.1 Subject to the provisions of the Corporations Law and these Articles:

(a) the Company is entitled to treat the registered holder of any Share as the absolute owner;

(b) no person will be recognised by the Company as holding any Share upon trust; and

(c) the Company will not be bound by, nor be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or any interest in any fractional part of a Share or any other rights in respect of a Share except an absolute right to the entirety of the Share in the registered holder.

7.2 If more than 3 persons are entered in the Register as holders of any securities of the Company (or a request is made to register more than 3 persons) only the first 3 persons so registered will be regarded as the holders of those securities, and all other names will be disregarded by the Company for all purposes.

8 SHARE CERTIFICATES

8.1 While the Company participates in CHESS in respect of Shares of the Company, the provisions of Articles 8.5 to 8.8 (both inclusive) will not apply to Shares the subject of CHESS.

8.2 Notwithstanding the provisions of this Article 8 the Company is not required to issue a Certificate for the Shares held by a Member and may cancel a Certificate without issuing a certificate in lieu where the non issue of a Certificate is permitted by law and is at the request of the person entitled to the Certificate.

8.3 If the Company agrees to participate in the CHESS system and the ASX recommends to the Australian Securities Commission that it be authorised to do so, the Directors must

ensure that a Member is invited to give a waiver pursuant to Article 8.4 in accordance with the Listing Rules.

8.4 A Member may by notice in writing to the Company waive their entitlement to a Certificate.

8.5 Where Shares are not subject to CHESS a Certificate for the Shares shall be issued under the Seal in accordance with the provisions of these Articles and the Listing Rules.

8.6 Subject to these Articles and the Listing Rules, every Member is entitled free of charge to one Certificate for the Shares registered in their name or to several Certificates each for a reasonable number of such Shares. If a Share is held jointly the Company is not bound to issue more Certificates than if the Share were held by one person.

8.7 Every Certificate must specify the number and class of the Shares in respect of which it is issued and the extent to which the Shares are paid up or agreed to be considered paid up and shall show the following:

(a) in the case of new issue Shares, their Dividend ranking unless they rank equally with existing Shares;

(b) in the case of Restricted Securities the words "Restricted Securities" until such time as the particular securities have been granted Official Quotation;

(c) in the case of Shares to which application for Official Quotation has not been granted the words "Not Quoted on Australian Stock Exchange Limited";

(d) in the case of Preference Shares, the rate of Dividend and whether cumulative or non-cumulative; if redeemable the conditions of redemption; if participating, the conditions of participation; and

(e) the Register on which the Shares are registered.

8.8 If any Certificate or other document of title to Shares is worn out or defaced, the Directors may, upon its production, order the same to be cancelled and may issue a new certificate in lieu thereof subject to the conditions prescribed by the Corporations Law and the Listing Rules.

9 LIEN

9.1 The Company has a first and paramount lien over particular securities, or over Dividends it pays on them, in any of the following cases:

(a) an unpaid call or instalment is due but unpaid on those securities;

(b) if the securities were acquired under an employee incentive scheme, an amount is owed to the entity for acquiring them; and

(c) an amount that the entity is required by law to pay (and has paid) in respect of the securities of a holder or deceased former holder.

In each case, the lien extends to reasonable interest and expenses incurred because the amount is not paid.

9.2 The Company may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules to protect any lien, charge or other right to which it may be entitled under the law or these Articles.

9.3 Nothing in this Article 9 prejudices or affects any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every Member, his executors, administrators and estate any such right or remedy shall be enforceable by the Company.

10 SALE OF SHARES THE SUBJECT OF LIEN

10.1 The Company may sell in such manner as the Directors think fit any Shares on which the Company has a lien, but no sale may be made unless a sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable has been given to the registered Holder for the time being of the Share or the person entitled thereto by reason of his death or bankruptcy.

10.2 To give effect to any sale of Shares pursuant to the Company's lien, the Directors may authorise some person to effect the transfer of the Shares to the purchaser. The purchaser shall be registered as the Holder of the Shares effected by any such transfer and is not bound to see to the application of the purchase money nor is his title to the Shares affected by any irregularity or invalidity in the proceedings relating to the sale.

10.3 The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

11 CALLS ON SHARES

11.1 The Directors may, subject to the terms upon which any Shares may have been issued from time to time, make such calls as the Directors think fit upon the Members in respect of moneys unpaid on their respective Shares (whether on account of the nominal value of the Shares or by way of premium).

11.2 Calls may be made payable by instalments.

11.3 Not less than 30 Business Days' (or such lesser period as permitted by the Listing Rules) notice of a call, specifying the amount of the call, the time and place for payment and all other matters required to be specified in the notice by the Listing Rules, shall be given to Members liable to pay the call.

11.4 A call may be revoked, postponed or extended by the Directors.

12 WHEN CALL MADE ON SHARES

A call is deemed to have been made at the time when the Resolution of the Directors authorising the call was passed.

13 NON-RECEIPT OF NOTICE OF CALL ON SHARES

The non-receipt of a notice of a call by or the accidental omission to give notice of a call to any of the Members does not invalidate the call.

14 PAYMENT OF CALLS BY INSTALMENTS

If by the terms of issue of any Share or otherwise any amount is made payable at any fixed time or by instalments at fixed times (whether on account of the nominal value of the Shares or by way of premium) every such amount or instalment is payable as if it were a call duly made by the Directors and of which due notice had been given. In case of non-payment the provisions of these Articles as to payment of interest and expenses forfeiture or otherwise apply as if such sum had become payable by virtue of a call duly made and notified.

15 JOINT HOLDERS LIABILITY FOR CALLS

15.1 The joint Holders of Shares are severally as well as jointly liable for the payment of all amounts of instalments and calls in respect of such Shares.

15.2 On the issue of Shares the Directors may differentiate between the Holders as to the amount of calls to be paid and the times of payment.

16 INTEREST ON UNPAID CALLS

If a sum called is not paid on or before the date for payment the person from whom the sum is due shall pay interest on the sum (or on so much as remains unpaid from time to time) at such rate as the Directors may determine calculated from the date appointed for the

payment thereof until the time of actual payment. The Directors may waive such interest in whole or in part.

17 RECOVERY OF UNPAID CALLS

17.1 In the event of non-payment of any call the Company may proceed to recover the same with interest and expenses (if any) by action, suit or otherwise but such right of action, suit or otherwise shall be without prejudice to the right to forfeit the Share of any Member so in arrears and either or both of such rights may be exercised by the Directors in their discretion.

17.2 On the trial of any action for the recovery of any call or of any interest or expenses upon or in respect of any call it is sufficient to prove that the name of the Member sued is entered in the Register as the Holder or one of the Holders of the Shares in respect of which such debt accrued, that the Resolution making the call is duly recorded in the minute book, that notice of such call was duly given to the registered Holder of the Shares in pursuance of these Articles or in the case of calls or instalments payable at fixed times by the terms of issue of any Share or otherwise to prove such terms and that such sum or call has not been paid. It is not necessary to prove the appointment of the Directors who made the allotment or call nor the passing of the Resolution nor any other matters whatsoever but proof of the matters aforesaid is conclusive evidence of the debt.

18 PAYMENT OF CALLS IN ADVANCE

The Directors may if they think fit receive from any Member all or any part of the amount unpaid on a Share although no part of that amount has been called up and may pay interest upon the whole or any part of the moneys so paid in advance until the amount becomes payable at such rate as the Member paying such sum and the Directors agree upon. Any amount being paid in advance of calls is to be treated as an unsecured loan until a call is due and until that time not included or taken into account in ascertaining the amount of Dividend payable upon the Shares in respect of which such advance has been made. The Directors may at any time repay the amount so advanced upon giving to such Member one month's notice in writing.

19 EXTINGUISHMENT OF LIABILITY ON CALLS

The Directors may at any time enter into on behalf of the Company contracts with any or all of the Members holding partly paid Shares to extinguish the liability of those Members to pay to the Company any premium unpaid on the Shares held by them **provided that** such extinguishment of liability is done in accordance with the Listing Rules.

20 INSTRUMENT OF TRANSFER OF SHARES

20.1 If the Company participates in a computerised or electronic share transfer system conducted in accordance with the rules of the ASX, the transfer of shares must be in accordance with those rules, including (where applicable) the SCH Business Rules.

20.2 Subject to Article 20.1:

(a) The instrument of transfer of any Shares shall be in writing in the form approved by the ASX or in such other form as the Directors may approve or in particular cases accept.

(b) The instrument of transfer of any Shares shall be executed by or on behalf of both transferor and the transferee, unless the instrument of transfer complies with the provisions of any law whereby such instrument is deemed to be so signed in the event of such compliance, or unless in the case of a fully paid Share signature by the transferee shall have been dispensed with by the Directors. The instrument of transfer is deemed to have been signed by the transferor where it has been validated by the stamp of the transferor's broker in accordance with the Corporations Law. The instrument of transfer is deemed to have been signed by the transferee where it has been validated by the stamp of the transferee's broker in accordance with the Corporations Law.

(c) Every instrument of transfer and, except in the case of an uncertificated holding, the certificate for the Shares to be transferred and such other evidence (if any) as the Directors may require to prove that title of the transferor or his right to transfer the Shares shall be left for registration at the Office or such other place as the Directors may determine from time to time or, in the case of Shares on a Branch Register, at the Office or branch office or such other place as the Directors may determine from time to time. The Directors may waive the production of any Share certificate upon evidence satisfactory to the Directors of its loss or destruction.

20.3 A transferor of Shares remains the Holder of Shares transferred until the name of the transferee is entered in the Register in respect of those Shares.

20.4 If at any time the sale or transfer of any Share by any Member of the Company would reduce the number of Members below 5 the Member desiring to sell or transfer must retain at least one Share.

21 RIGHT TO REFUSE REGISTRATION OF TRANSFER OF SHARES

21.1 The Directors must not in any way prevent, delay or interfere with the generation of a Proper SCH transfer or the registration of a paper based transfer in registrable form.

21.2 Notwithstanding Article 21.1 the Company may ask SCH to apply a holding lock to prevent a proper SCH transfer, or refuse to register a paper-based transfer, in any of the following circumstances:

(a) the Company has a lien on the securities;

(b) the Company is served with a court order that restricts the holder's capacity to transfer the securities;

(c) registration of the transfer may break an Australian law, and ASX has agreed in writing to the application of a holding lock or that the Company may refuse to register a transfer. The application of the holding lock must not breach an SCH Business Rule;

(d) during the escrow period of restricted securities;

(e) if the transfer is paper-based, the Company is allowed to refuse to register it under these Articles or the Listing Rules; and

(f) if the transfer is paper-based, a law related to stamp duty prohibits the entity from registering it.

21.3 If the Company refuses to register a paper-based transfer under Article 21.2 it must tell the lodging party in writing of the refusal and the reason for it. The Company must do so within 5 business days after the date on which the transfer was lodged.

21.4 If the Company asks SCH to apply a holding lock under this article, the Company must tell the holder of the securities in writing of the holding lock and the reason for it. It must do so within 5 business days after the date on which it asked for the holding lock.

21.5 All instruments of transfer which are registered shall be retained by the Company but any instrument of transfer which the Directors may decline to register shall, except in the case of fraud, or alleged fraud, upon demand in writing be returned to the party presenting it.

21.6 No fee shall be charged for the registration of a transfer. However, the Directors may charge a fee where the issue of Certificates is to replace those lost or destroyed.

22 RESTRICTED SECURITIES

22.1 There shall not be a Disposal of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

22.2 The Company shall refuse to acknowledge such a Disposal (including registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

22.3 The Company may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules to give effect to any restriction agreement entered into by the Company under the Listing Rules in relation to Restricted Securities.

22.4 During a breach of the Listing Rules relating to Restricted Securities, or a breach of any restriction agreement entered into by the Company under the Listing Rules in relation to Restricted Securities, the holder of the Restricted Securities is not entitled to any Dividend or distribution, or voting rights, in respect of the Restricted Securities.

23 CANCELLATION OF CERTIFICATES ON TRANSFER

Except in the case of uncertificated holdings, on every application to register the transfer of any Shares or to register any person as a member in respect of any Shares which may have been transmitted to such person by operation of law or otherwise, the Certificate specifying the Shares in respect of which such registration is required shall be delivered up to the Company for cancellation, and upon registration a new Certificate in similar form specifying the Shares transferred or transmitted shall be delivered to the transferee or transmittee, and, if the registration of any transfer is required in respect of some only of the Shares specified in the Certificate delivered up to the Company, a new Certificate specifying the Shares remaining untransferred shall be delivered to the transferor.

24 CLOSURE OF TRANSFER BOOKS AND REGISTER

Subject to the provisions of the Corporations Law and the Listing Rules the transfer books and the Register may be closed during such time (not exceeding in aggregate 30 Business Days in each year) as the Directors think fit.

25 TITLE OF SHARES ON DEATH OF MEMBER

On the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the legal personal representative of the deceased where the deceased was a sole holder, shall be the only persons recognised by the Company as having any title to the Shares registered in the deceased's name. Nothing herein contained releases the estate of a deceased joint Holder from any liability in respect of any Share which has been jointly held with any other person.

26 TRANSMISSION OF SHARES

26.1 Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member or to a Share of a Member of unsound mind may, upon producing such evidence as the Directors may require that he sustains the character in respect of which he proposes to act, or of his title, and in accordance with Article 26.2, elect either to be registered as the Holder of the Share or to have some person nominated as the transferee.

26.2 If the person entitled to a Share pursuant to Article 26.1 elects to be registered as the holder of the Share, the person may deliver or send to the Company a signed notice in writing stating his election to hold the Share. If the person entitled to the Share elects to have another person registered, the person entitled to the Share shall execute a transfer of the Share to that other person. Subject to the Corporations' Law, all the provisions of these Articles relating to the right to transfer and the registration of transfers of Shares apply to any such notice or transfer as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by that Member.

26.3 A person entitled to be registered as a Member in respect of a Share by transmission is, upon the production of such evidence as may be required by the Directors, entitled to the same Dividends and other advantages, and to the same rights (whether in relation to Meetings, or to voting, or otherwise), as the registered Holder would have been. Where 2 or more persons are jointly entitled to any Share in consequence of the death of the registered Holder they are, for the purposes of these Articles, deemed to be joint Holders of the Share.

26.4 The provisions of this Article 26 are subject to any provisions of the SCH Business Rules which deal with notification of transmission on death or by operation of law.

27 THE CHESS SYSTEM

27.1 At any time when the Directors consider it to be expedient the Company may participate in the CHESS system in respect of all Shares of the Company which have been granted Official Quotation or in respect of a class or classes of Shares and may at any time withdraw from such participation.

27.2 Where the Company elects to participate in CHESS in respect of all Shares of the Company, the Company is not required to issue certificates for its shares, and may cancel certificates without issuing certificates in lieu thereof where the non issue of certificates is permitted by law and the Listing Rules.

27.3 Where a Member elects to have all or part of his holding of Shares in the Company dealt with in uncertificated mode under the CHESS system then notwithstanding any other provisions of these Articles, the Company is not required to issue a Certificate for the Shares in respect of which the Member has so elected, and may cancel a Certificate without issuing a Certificate in lieu thereof where the non issue of a Certificate is permitted by law and the Listing Rules.

27.4 In respect of any transfer of such Shares the Company may dispense with signature of a transferor where such a transfer is deemed to have been signed by the transferor by the validation of the stamp of the transferor's broker in accordance with the Corporations Law and the Listing Rules.

27.5 An instrument of transfer is deemed to have been signed by a transferee where it has been validated by the stamp of the transferee's broker in accordance with the Corporations Law and the Listing Rules.

28 COMPLIANCE WITH SCH BUSINESS RULES

The Company shall, notwithstanding anything to the contrary in these Articles, comply with the SCH Business Rules in relation to all transfers covered by the SCH Business Rules.

29 ALTERATION OF CAPITAL

The Company may by Resolution alter its Capital in any manner permitted by law and the Listing Rules and may in particular:-

(a) increase its Capital by the creation of new Shares of such amount as is specified in the Resolution;

(b) consolidate and divide all or any of its Capital into Shares of larger amount than its existing Shares;

(c) subdivide its Shares or any of them into Shares of smaller amount than is fixed by the Memorandum of Association but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced Share is the same as it was in the case of the Share from which the reduced Share is derived. The Resolution whereby any Share is subdivided may determine that as between the Holders of the Shares resulting from such subdivision one or more of such Shares has some preference or special advantage as regards Dividend, capital, voting or otherwise as compared with others;

(d) cancel Shares which at the date of the passing of the Resolution have not been taken or agreed to be taken by any person or which have been forfeited and reduce the amount of its Capital by the amount of the Shares so cancelled; and

(e) accept a surrender of Shares.

30 REDUCTION OF SHARE CAPITAL

Subject to the Corporations Law and the Listing Rules, the Company may by Special Resolution reduce its Capital, any Capital redemption reserve fund, any Share premium account, or fund representing moneys paid on the issue of options.

31 REGISTERED OFFICE

The registered office of the Company shall be at such place in Australia as the Board may from time to time determine.

32 FORFEITURE

32.1 If any Member fails to pay any call or instalment or any money payable under the terms of allotment of a Share on or before the day appointment for payment of the same, the Directors may at any time thereafter, during such time as the call or instalment remains unpaid, serve a notice on such Member requiring him to pay the same, together with any interest that may have accrued, and all expenses that may have been incurred by the Company by reason of such non-payment.

32.2 The notice will specify a day (not being less than 7 days from the date of the notice) and a place or places, on and at which such call or instalment and such interest and expenses as may have been incurred by the Company by reason of such non-payment, are to be paid. The notice will also state that in the event of non-payment at or before the time and the place appointed, the Shares in respect of which the call was made or the instalment is payable, will be liable to be forfeited. The forfeiture of a Share will include all dividends declared in respect of the forfeited Share and not actually paid prior to the forfeiture.

32.3 If the requirements of any notice as aforesaid are not complied with, any Shares in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect of those Shares, be forfeited by a resolution of the Directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited Shares, and not actually paid prior to the forfeiture.

32.4 When any Share has been so forfeited, notice of the resolution will be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of such forfeiture will forthwith be made in the Register.

32.5 Any Shares so forfeited will be deemed to be the property of the Company, and the Directors may hold, sell, re-allot or otherwise dispose of such Shares in such manner as they may think fit.

32.6 In the event of any Shares being forfeited and sold, any residue after the satisfaction of the monies due and unpaid in respect of such Shares and accrued interest and expenses, will be paid to the person forfeiting or his representatives or as the person forfeiting or his representatives may direct.

32.7 The Company may receive the consideration, if any, given for a forfeited Share on any sale or disposition thereof, and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he will then be registered as the holder of the

Share, and will not be bound to see to the application of the purchase money, if any, nor will his title to the Share be effected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, or disposal of the Share.

32.8 The Directors may, at any time before any Share so forfeited has been sold, re-allotted, or otherwise disposed of, annul the forfeiture upon such conditions as they may think fit.

32.9 Any Member or the representative of a deceased Member whose Shares have been forfeited will, notwithstanding, be liable to pay, and will forthwith pay, to the Company all calls, instalments, interest and expenses, owing on or in respect of such shares at the time of the forfeiture, together with interest thereon, from the time of forfeiture until payment, at the rate of 16 percentum per annum and the Directors may enforce the payment of such monies or any part thereof if they think fit, but will not be under any obligation so to do.

32.10 The provisions of these Articles as to forfeiture will apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

33 SALE OF NON-MARKETABLE PARCELS

33.1 In this Article 33 the following expressions have the following meanings:

"**Marketable Parcel**" means the number of Shares which in aggregate constitutes a marketable parcel of shares in the Company within the meaning of the Listing Rules.

"**Minimum Sale Price**" means the weighted average sale price of the Company's ordinary Shares sold on the ASX during a period of five consecutive trading days prior to the relevant Notice Date, being a period chosen by Directors as falling as close as practicable to the Notice Date, rounded off to the nearest half cent or, if during the period chosen by Directors there are no sales of the Company's ordinary Shares on the ASX, the sale price which in the opinion of Directors is a fair and reasonable sale price for ordinary Shares in the Company immediately prior to the relevant Notice Date.

"**Minority Member**" means any member of the Company who from time to time holds less than a Marketable Parcel.

"**Notice**" means the notice given to Minority Members in accordance with Article 33.4.

"**Notice Date**" means the date of the Notice sent by the Company to a Minority Member advising that the Company intends selling that Minority Member's shares in the Company on his behalf under Article 33.

33.2 The Company may and hereby is authorised to dispose of the shareholdings of Minority Members in the manner prescribed by this Article. Subject to Article 33.3, Article 33 may be invoked only once in any twelve (12) month period.

33.3 Article 33 shall cease to have effect following the announcement of a takeover offer or takeover announcement but, notwithstanding Article 33.2, the procedure may be started again after the close of the offers made under the takeover offer or takeover announcement.

33.4 The Company shall not sell the Shares of a Minority Member unless it has, not less than 42 days prior to the sale, given a Notice in writing to the Minority Member of its intention to dispose of the Minority Member's shareholding.

33.5 For the purposes of the sale of Shares under this Article, each Minority Member:

(a) appoints the Company as the Minority Member's agent, to sell as soon as practicable after the period ending 42 days after the Notice Date all of the Minority Member's Shares at a price or for consideration which in the opinion of Directors has a value not less than the Minimum Sale Price and to receive the sale consideration on behalf of the Minority Member; and

(b) appoints the Company and each of its Directors from time to time as the Minority Member's attorney in his name and on his behalf to effect all transfers and execute all deeds or other documents or instruments necessary to transfer the Shares from the Minority Member to the transferee.

33.6 The Company shall within seven (7) days of any Notice Date, publish in a newspaper circulating generally throughout Australia notice of its intention to exercise the power conferred on it by Article 33 to sell the Shares of a Minority Member unless within 42 days after the Notice Date the Company has received written notice from the Minority Member that he wishes his shareholdings to be exempted from Article 33 or such Minority Member's shareholding constitutes a Marketable Parcel of Shares in the Company or such Minority Members no longer hold Shares in the Company.

33.7 The transferee of Shares sold pursuant to this Article shall not be bound to see to the regularity of proceedings or to the application of the purchase money in respect of the sale of a Minority Member's Shares and after the transferee's name has been entered in the Register in respect of such Shares, the validity of the sale or other disposal shall not be impeached by any person and the remedy of any person aggrieved by the sale or other disposal shall be in damages only and against the Company exclusively. The Company may issue to the transferee such share certificates as may be required in order to vest title in the transferee. The title of the transferee to Shares sold pursuant to this Article shall not be affected by any irregularity or invalidity in connection with the sale or disposal of the shares to the transferee.

33.8 The Company shall cancel the Certificates of all Minority Members whose Shares are sold under this Article.

33.9 If all the shares of two or more Minority Members to whom this Article applies are sold to one purchaser the transfer may be effected by one transfer document.

33.10 Payment by the Company of any consideration under Article 33.12 shall be at the risk of the Minority Member to whom it is sent.

33.11 Every Minority Member on whom a Notice has been served may by notice in writing addressed to the Secretary and delivered to the registered office of the Company within 42 days after the Notice Date request the Company to exempt their shareholding from this Article, in which event the provisions of Article 33 shall not apply to such Minority Member.

33.12 (a) The Company shall receive the consideration (if any) in respect of the sale or disposal of Shares pursuant to this Article. The proceeds of any sale or other disposal of Shares pursuant to this Article (the "**Sale Consideration**") shall be paid to the Minority Member or as he may direct. The Company shall bear all costs as a result of the sale or disposal of Shares pursuant to this Article;

(b) The Sale Consideration so received by the Company shall be paid into a bank account opened and maintained by the Company for that purpose only;

(c) The Company shall hold the Sale Consideration so received in trust for a Minority Member whose Shares are sold pursuant to this Article pending distribution of the Sale Consideration. The Company shall as soon as practicable after the sale of the Shares of a Minority Member, and to the extent that it may reasonably do so, distribute the Sale Consideration and any interest thereon to such Minority Member entitled thereto provided that the Company has received any Certificates issued to Minority Member or in the case of loss or destruction of any such Certificate, the statement and undertaking prescribed by Section 1089(2) of the Corporations Law; and

(d) Where the Sale Consideration is held in trust by the Company for a Minority Member under this paragraph and has been so held for not less than two years, the Company shall, before the expiration of ten years after the Sale Consideration was received by the Company, pay the money to the Treasurer or other Minister administering the Unclaimed Money Act 1982.

33.13 A certificate in writing under the hand of any two Directors or of any one Director and Secretary of the Company that:

(a) any notice required to be served by or on the Company was or was not served, as the case may be;

(b) any advertisement required to be published was published; and

(c) any resolution of Directors required to be made was made,

shall be sufficient evidence of the facts therein stated as against all persons claiming to be entitled to such Shares and to the right and title of the Company to dispose of the same.

33.14 The provisions of this Article 33 referring to the issue, cancellation or receipt of Certificates shall not apply to shares the subject of CHESS.

34 CONVERSION OF SHARES INTO STOCK

The Company may from time to time, by Resolution, convert all or any of its paid up Shares into stock and re-convert any stock into paid up Shares of any nominal value.

35 TRANSFER OF STOCK

35.1 Subject to Article 35.2, where Shares have been converted into stock, the provisions of these Articles relating to the transfer of Shares apply, so far as they are capable of application, to the transfer of the stock or of any part of the stock.

35.2 The Directors may fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the aggregate of the nominal values of the Shares from which the stock arose.

36 RIGHTS OF HOLDERS OF STOCK

36.1 The holders of stock have, according to the amount of the stock held by them, the same rights, privileges and advantages as regards Dividends, voting at meetings of the Company and other matters as they would have if they held the Shares from which the stock arose.

36.2 No such privilege or advantage (except participation in the Dividends and profits of the Company and in the property of the Company on winding up) is conferred by any amount of stock that would not, if existing in Shares, have conferred that privilege or advantage.

37 APPLICATION OF PROVISIONS OF ARTICLES TO STOCK

The provisions of these Articles that are applicable to paid up Shares apply to stock, and references in those provisions to "Share" and "Shareholder" is read as including references to "stock" and "stockholder" respectively.

38 GENERAL MEETINGS

38.1 An Annual General Meeting of the Company must (unless otherwise permitted by the Corporations Law) be held:

(a) at least once in every calendar year, and

(b) within the period of 5 months after the end of its financial year.

38.2 General meetings of the Company other than Annual General Meetings are in these Articles called General Meetings.

38.3 The Directors may whenever they think fit convene a General Meeting.

38.4 Except as provided in Section 246 of the Corporations Law, no Member or Members is entitled to convene a General Meeting.

39 NOTICE OF GENERAL MEETINGS

39.1 Subject to the provisions of the Corporations Law as to the notice requisite for Special Resolutions, not less than 14 days' notice (exclusive of the day on which the notice is given or deemed to be given but inclusive of the day for which the meeting is convened) of any General Meeting shall be given in writing to all the Members entitled to receive notices of Meetings in the manner provided in these Articles unless otherwise permitted by the Corporations Law.

39.2 Every notice of a General Meeting must specify the place day and hour of meeting and in the case of special business the general nature of such business and in the case of an election of Directors the names of the candidates for election.

39.3 The accidental omission to give notice of any General Meeting to or the non-receipt of any such notice by any of the Members or the Auditors or the Secretary or the ASX or the accidental omission to advertise (if necessary) such meeting shall not invalidate the proceedings at or any Resolution passed at any such Meeting.

40 CANCELLATION AND POSTPONEMENT OF A GENERAL MEETING

40.1 Subject to this Article the Directors may, by advertisement published in a newspaper circulating in each capital city of every Australian State or Territory, on or before the day of a proposed General Meeting, cancel a proposed General Meeting convened by them.

40.2 Where a proposed General Meeting was requisitioned by Shareholders pursuant to the Corporations Law, that Meeting may only be cancelled by the Directors if a written notice of withdrawal of the requisition signed by the requisitioning Members has been deposited at the Office.

40.3 (a) The Directors shall, in addition to publication of advertisements in accordance with this Article endeavour to notify each Member of cancellation of a proposed General Meeting by posting a notice to the address of each Member as stated in the Register.

(b) Failure to post such notice to any Member or the non-receipt of such notice by any Member does not affect the validity of the cancellation of the proposed General Meeting.

40.4 The Directors may, by advertisement published in a newspaper circulating in each capital city of every Australian State or Territory, on or before the day of a proposed General Meeting, postpone the proposed General Meeting for a period not exceeding 28 days or vary the venue of the proposed General Meeting, but no business may be transacted at any postponed Meeting other than the business stated in the notice to Members of the postponed General Meeting.

40.5 (a) The Directors shall, in addition to publication of advertisements in accordance with this Article, endeavour to notify each Member of postponement or variation of venue of a proposed General Meeting by posting a notice to the address of each Member as stated in the Register.

(b) Such notice shall include details of the day, time and place on and at which the postponed General Meeting will be held or in the case of variation of venue, details of the new venue.

(c) Failure to post such notice to any Member or the non-receipt of such notice by any Member does not affect the validity of the postponement or variation of venue of the proposed General Meeting.

40.6 A proposed General Meeting may not be postponed on more than 2 occasions.

41 QUORUM AT GENERAL MEETINGS

The following provisions shall take effect with respect to the quorum at General Meetings:

(a) three (3) Members present in person, by proxy, attorney or duly appointed corporate representative under section 249(3) of the Corporations Law shall be a quorum for a General Meeting.

(b) no business shall be transacted at any Meeting unless a quorum is present at the commencement of the Meeting.

42 LACK OF QUORUM AT GENERAL MEETINGS

If within 30 minutes after the time appointed for the holding of a General Meeting a quorum is not present the General Meeting, if convened upon the requisition of Members or for the purpose of winding up the Company voluntarily, is dissolved but in any other case stands adjourned to the same day in the next week (if that day is not a Business Day, then the first Business Day thereafter) at the same time and place or to such other day time and place as the Directors may by notice to the Shareholders appoint. If at such adjourned General Meeting a quorum is not present within 15 minutes from the time appointed for the meeting the Members present (being not less than 2) are a quorum.

43 BUSINESS OF ANNUAL AND GENERAL MEETINGS

43.1 The ordinary business of an Annual General Meeting is to receive and consider the profit and loss account, the balance sheet, the reports of the Directors and of the Auditors and the Directors' statement required by the Corporations Law to be attached to the accounts of the Company, to elect Directors and to transact any other business which under the Corporations Law or these Articles ought to be transacted at an Annual General Meeting.

43.2 All business that is transacted at an Annual General Meeting other than the ordinary business of an Annual General Meeting as provided in Article 43.1, and all business transacted at a General Meeting, shall be deemed "Special Business".

43.3 No Member is, as regards any Special Business, at liberty to move at any Meeting any Resolution not previously approved by the Directors unless the Member has given notice in writing of the intention to move such Resolution at such Meeting by leaving such notice and a signed copy of the Resolution at the Office not less than 14 days prior to the date of such Meeting whereupon the Secretary shall forthwith notify the Members thereof if the notice convening the Meeting has then been despatched but otherwise notice thereof shall be included with the notice convening the Meeting.

44 CHAIRMAN OF GENERAL MEETING

The Chairman or in his absence the deputy Chairman (if any) shall be entitled to take the chair at every General Meeting. If there be no Chairman or deputy Chairman, or if at any General Meeting, he is not present within 15 minutes after the time appointed for holding such meeting, or is unwilling to act, the Directors present may choose one of their number as a Chairman and in default of their doing so, the Members present may choose one of the Directors to be Chairman, and if no Director present is willing to take the chair, the Members shall choose one of their number to be Chairman.

45 ADJOURNMENT

The Chairman of the Meeting may, with the consent of the Meeting, adjourn the same from time to time and from place to place. No business may be transacted at any adjourned Meeting other than the business left unfinished at the Meeting from which the adjournment took place. If any Meeting is adjourned for more than 30 days, then notice of such adjournment shall be given to all the Members entitled to receive notices of General Meetings but otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned Meeting. If notice of adjournment is hereby required the notice shall be of the same duration and it shall be given in the same manner as notice of the original Meeting was required to be given.

46 DISRUPTION AND TERMINATION OF MEETING

46.1 If any General Meeting becomes so unruly or disorderly, whether or not accompanied by any violence or threats of violence, that in the opinion of the Chairman the business of the Meeting cannot be conducted in a proper and orderly manner, the Chairman may in his sole and absolute discretion and without giving any reason therefor either adjourn or terminate the Meeting or if any General Meeting is, in the opinion of the Chairman, unduly protracted, the Chairman may in his sole and absolute discretion and without giving any reason therefor adjourn the meeting.

46.2 If any General Meeting is terminated by the Chairman pursuant to Article 46.1, the Chairman must put any items of business uncompleted at the Meeting of which notice was given in the notice convening the Meeting and which required a vote thereon, to the vote by poll either without discussion then and there or at such other time and in such manner as the Chairman directs. The results of any such poll on each such item of business as notified to the Chairman by the scrutineers is deemed for all purposes to be a Resolution of the Meeting and to be recorded in the minutes thereof accordingly.

47 ENTITLEMENT TO VOTE AT GENERAL MEETINGS

47.1 Subject to any rights or restrictions for the time being attached to any shares, votes may be given either personally or by proxy or by attorney under power or in the case of a corporation by its duly authorised representative. No person is entitled to vote unless he is a Member and present in person or by proxy or attorney or is the duly authorised representative of a corporation which is a Member.

47.2 Subject to the rights or restrictions attached to any Shares, on a show of hands every Member present in person or by proxy or attorney or by duly authorised representative has one vote.

47.3 On a poll every Member present in person or by proxy or attorney or by duly authorised representative has one vote for every fully paid Share and a fraction of a vote for every partly paid share. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

47.4 Notwithstanding anything express or implied in these Articles a Member is not entitled to vote at any General Meeting any Shares held by the Member upon which calls remain unpaid.

47.5 (a) If two or more persons are registered as joint holders of any share, one only of such holders shall be entitled to vote at a meeting either personally or by proxy, attorney or Company Representative in respect of such share as if he were solely entitled to it.

(b) If more than one of such joint holders is present at any meeting personally or by proxy, attorney or Company Representative and seeks to vote, then that one of the holders so present whose name stands first on the Register and no other shall be entitled to vote in respect of such share.

(c) Several executors or administrators of a deceased Member in whose name any share stands shall for the purpose of this Article be deemed joint holders of such share.

47.6 Any person entitled under Article 26.1 to take a transfer of any Shares may vote at any Meeting in respect thereof in the same manner as if he were the registered Holder of such Shares **provided that** at least 48 hours before the time of the Meeting or adjourned Meeting as the case may be at which he proposes to vote he must satisfy the Directors of his right to take a transfer of such Shares unless the Directors have admitted his right to vote at such Meeting.

48 DECISION ON QUESTIONS AT A GENERAL MEETING

48.1 Every question submitted to a General Meeting shall be decided by a show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded by:-

(a) the Chairman;

(b) at least 5 Members present having the right to vote at the Meeting;

(c) any Member or Members present in person or otherwise representing not less than 10% of the total voting rights of all the Members having the right to vote at the Meeting; or

(d) a Member or Members present holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the Shares conferring that right.

48.2 At any General Meeting (unless a poll is demanded as aforesaid) a declaration by the Chairman that a Resolution has been carried or carried by a particular majority or lost or not carried by a particular majority and an entry in the book of minutes of proceedings of the Company signed by the Chairman of that or the next succeeding Meeting is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such Resolution.

49 TAKING A POLL

49.1 If a poll is demanded it will be taken in such manner and either by ballot or otherwise and at such time and at such place as the Chairman of the Meeting directs and either at once or

after an interval or adjournment or otherwise and the result of the poll is the Resolution of the Meeting at which the poll was demanded.

49.2 If a poll is held after an adjournment, the Chairman of the Meeting may direct that the time allowed for the lodgement of proxies and powers of attorney be extended until such time as he directs for the purpose of allowing votes to be cast on the poll.

49.3 No poll may be demanded on the election of a Chairman of a Meeting and a poll demanded on any question of adjournment shall be taken at the Meeting and without an adjournment.

49.4 The demand for a poll does not prevent the continuance of a Meeting for the transaction of any business other than the question on which a poll has been demanded.

49.5 The demand for a poll may be withdrawn.

50 CASTING VOTE OF CHAIRMAN

In the case of an equality of votes the Chairman of the Meeting may on a show of hands and on a poll have a casting vote in addition to his deliberative vote (if any).

51 VALIDITY OF VOTES

51.1 No objection may be made to the validity of any vote except at a Meeting or adjourned Meeting or poll at which such vote is tendered and every vote not disallowed at any such Meeting or poll is valid for all purposes.

51.2 The Chairman of any Meeting is the sole judge of the validity of every vote tendered and the Chairman's determination is final and conclusive.

52 VOTES BY PROXY

52.1 (a) Any Member may appoint not more than 2 proxies to vote on his behalf.

(b) A proxy need not be a Member of the Company.

(c) Where a Member appoints 2 proxies, the appointment is of no effect unless each proxy is appointed to represent a specified proportion of the Member's voting rights.

52.2 A vote given or act done in accordance with the terms of an instrument a proxy or power of attorney is valid notwithstanding the previous death of the principal or revocation of the proxy or power of attorney or transfer of the Share in respect to which the vote is given or act done provided no duly authenticated intimation in writing of the death revocation or transfer has been received at the Office before the vote is given or act done.

52.3 A proxy may be revoked at any time by notice in writing to the Company.

53 INSTRUMENT APPOINTING A PROXY

53.1 The instrument appointing a proxy (and the power of attorney (if any) under which it is signed or proof thereof to the satisfaction of the Directors) shall be deposited at the Office not less than 48 hours before the Meeting or adjourned Meeting as the case may be at which the person named in such instrument proposes to vote.

53.2 An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or if such appointor is a corporation under its common seal or the hand of its attorney or officer duly authorised. The instrument appointing a proxy is deemed to confer authority to vote on a show of hands, to demand or join in demanding a poll and to vote on an adjournment of a Meeting.

53.3 A proxy may only be for a single Meeting and any postponement or adjournment thereof and each proxy must specify the day upon which the Meeting at which it is intended to be used is to be held and be available only at the Meeting so specified.

53.4 An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular Resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the Resolution except as specified in the instrument.

53.5 Every instrument of proxy must be in the form determined by the Directors from time to time and may make provision for the Chairman of the Meeting to act as proxy in the absence of any other appointment or if the person or persons nominated fails or all fail to attend.

54 NUMBER OF DIRECTORS

54.1 The number of Directors shall be not less than three (3) nor more than twelve (12).

54.2 The Company in General Meeting may increase or reduce the number of persons who may be appointed Directors but the minimum shall not be reduced below three (3).

54.3 If at any time the number of Directors falls below three (3), the continuing or surviving Directors may act in cases of emergencies or for the purpose of increasing the number of Directors to that minimum number or of calling a General Meeting of the Company but for no other purpose.

54.4 If at any time there is no Director of the Company or no Director capable of performing the functions of a Director, the Secretary or any Member may convene a General Meeting for the purpose of electing a Board of Directors. Any Directors so elected will hold office until the next Annual General Meeting.

55 DIRECTORS SHARE QUALIFICATION

There is no share qualification for any Director.

56 CASUAL VACANCIES OF DIRECTORS

56.1 The Directors may at any time appoint any person as a Director either to fill a casual vacancy or as an additional Director.

56.2 Any Director appointed under Article 56.1 holds office only until the conclusion of the next Annual General Meeting of the Company and is eligible for re-election at that meeting. Such Director shall not be taken into account in determination of the number of Directors who are to retire by rotation at such Meeting and shall not be regarded as a Director retiring by rotation at such Meeting.

57 DIRECTORS' RETIREMENT BY ROTATION AND FILLING OF VACATED OFFICES

57.1 At every Annual General Meeting one-third of the Directors (subject to Article 61.2) or if their number is not a whole multiple of three (3) then the number nearest to but not exceeding one-third shall retire from office **provided that** no Director (except a Managing Director) may retain office for more than three (3) years or until the third Annual General Meeting following his appointment, whichever is the longer, without submitting himself for re-election. A retiring Director shall act as a Director throughout the meeting at which he retires. An election of directors shall take place each year.

57.2 In every year the Director or Directors to retire is the one-third or other nearest number who have been longest in office since their last election. As between two (2) or more who have been in office an equal length of time the Director or Directors to retire shall in default of agreement between them be determined by lot. A retiring Director is eligible for re-election.

57.3 The Company at any Annual General Meeting at which any Director retires may fill the vacated office by re-electing the Director or electing some other person to fill the vacancy.

57.4 No person except a Director retiring by rotation, a Director appointed by virtue of Article 56 or a person recommended by the Directors for election is eligible for election to the office of Director at any General Meeting unless he or some Member intending to propose him has at least 30 Business Days before the meeting left at the Office a notice in writing duly signed by the nominee giving his consent to nomination and signifying his candidature for the office or the intention of such Member to propose him. The Company shall accept such notice of nomination for election to the office of director up to and including the 30th Business Day prior to the date of the meeting. Notice of each and every candidature shall be forwarded to all Members at least 14 days prior to the meeting at which an election is to take place.

57.5 Any Director may retire from office upon giving notice in writing to the Company of his intention to do so and such resignation takes effect upon the expiration of the notice or its earlier acceptance.

57.6 No Auditor or partner or employee or employer of an Auditor shall be capable of being appointed a Director.

58 REMOVAL OF DIRECTORS

Subject to the provisions of the Corporations Law, the Company may by Resolution passed at any General Meeting remove any Director before the expiration of his period of office and appoint another person in his stead. The person so appointed holds office during such time only as the Director in whose place he is appointed would have held office.

59 VACATION OF OFFICE OF DIRECTORS

59.1 In addition to the circumstances in which the office of Director becomes vacant by virtue of the Corporations Law the office of Director is ipso facto vacated if the Director:-

(a) becomes bankrupt or suspends payment or compounds with or assigns his estate for the benefit of his creditors;

(b) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(c) is removed from office pursuant to these Articles;

(d) absents himself from the meetings of Directors for a continuous period of 6 months without special leave of absence from the Directors unless represented by an Alternate Director and the Directors thereupon declare his seat to be vacant;

(e) fails to pay any call due on any Shares held by him for the space of one month or such further time as the Directors may allow after the time when the call shall have been made;

(f) resigns his office by notice in writing to the Company addressed to it at the Office (and such resignation is accepted or is not withdrawn within 1 month);

(g) refuses to act;

(h) is convicted of any felony; or

(i) ceases to be, or becomes prohibited from being, a Director by virtue of the Corporations Law or any order made under the Corporations Law.

59.2 No proceedings of the Board will be invalidated by reason of any Director taking part or concurring therein being then disqualified until an entry is made in the minutes of the Board of the Director's office having been so vacated.

59.3 Any Director whose office becomes so vacant will be eligible for immediate re-election provided that the disqualifying conditions may be dispensed with, altered varied or modified by a Special Resolution.

60 ALTERNATE DIRECTORS

60.1 Each Director has power to appoint any person, other than an Auditor or a partner, employer or employee of an Auditor, approved for that purpose by a majority of his co-Directors to act as an Alternate Director in his place.

60.2 Upon the appointment of an Alternate Director taking effect, such appointment shall constitute the person so appointed an Alternate Director for each Director appointing him and he shall be as competent to exercise to the extent herein provided the directorial functions of each Director by whom he was appointed (in addition to his own functions if he is himself a Director) as if each such Director had appointed different persons to act as their Alternate Directors. The presence of an Alternate Director at any meeting shall for all purposes be counted as the presence of each of the Directors appointing him (in addition to his own presence if he is himself a Director).

The following provisions shall apply to each Alternate Director:

(a) notice of meetings of the Board convened while he continues in office shall be deemed due notice to both the Alternate Director and the Director appointing him if given to either of them;

(b) so far as is consistent with the duration and nature of his appointment and subject to contrary provisions of these Articles he shall be entitled to attend and vote at any meeting of the Board in the place of the Director by whom he was appointed if such Director is not present thereat;

(c) he may, whether at meetings of the Board or otherwise, exercise all the powers (except the power to appoint an Alternate) of the Director by whom he was appointed insofar as such Director has not exercised them;

(d) he will, whether at such meetings or otherwise, perform, observe and discharge all the directorial functions of the Director by whom he was appointed insofar as such Director has not performed them;

(e) where the subject or context does not otherwise require, the word "Director" where appearing in these Articles shall be deemed to include an Alternate Director;

(f) he will not be entitled to receive any remuneration from the Company as a Director but the Director by whom he was appointed will be entitled to such remuneration as he would have received if he had personally performed the functions performed by such Alternate Director;

(g) he must while acting as an Alternate Director be responsible to the Company for his own acts and defaults and will not be deemed to be the agent of the Director by whom he was appointed;

(h) he may be removed or suspended from office by notice to the Company in writing duly executed by the Director by whom he was appointed;

(i) he will ipso facto vacate office if disqualified under the provisions of these Articles or if the Director by whom he was appointed dies or otherwise vacates office;

(j) he may at any time be suspended or removed as an Alternate Director by Resolution of the Directors provided the Directors give the Director by whom he was appointed reasonable notice of their intention so to do;

(k) he shall not be entitled to act as Chairman of the Board or of a committee in place of the Director by whom he is appointed, but may be chosen as the chairman of a meeting of the Board or of a committee or of a General Meeting of the Company pursuant to the provisions of these Articles.

60.3 A Director or any other person may act as Alternate Director to represent more than one Director.

61 MANAGING DIRECTOR

61.1 The Directors may from time to time appoint one of their body to be Managing Director of the Company and define, limit and restrict his powers and fix his remuneration (subject to compliance with the Corporations Law) and duties and may (subject to the provisions of any contract between him and the Company) remove him from office and appoint another in his place.

61.2 A Managing Director is not, while he continues to hold that office, subject to retirement by rotation and he is not taken into account in determining the retirement by rotation of Directors but he is subject to the provisions of any contract between him and the Company and to these Articles subject to the same provisions as to resignation disqualification and removal as the other Directors and if he ceases to hold the office of Director from any cause he immediately ceases to be a Managing Director.

61.3 If the Managing Director becomes at any time in any way incapable of acting as such the Directors may appoint any other Director to act temporarily as Managing Director.

62 REMUNERATION OF DIRECTORS

62.1 The Directors may be paid out of the funds of the Company, as remuneration for their ordinary services as Directors, such sum as may be determined by the Company in General Meeting (subject to compliance with the Corporations Law). Such remuneration, in the case of non-Executive Directors, shall be by a fixed sum and not by a commission or percentage of the operating revenue of the Company or its profits. The sum so fixed may be divided amongst the directors in such proportion and manner as they may from time to time agree, or in default of agreement, equally.

62.2 Subject to the provisions of any contract between the Company and a Managing Director the remuneration of an Executive Director may from time to time be fixed by the Directors and may be by way of fixed salary but not be by way of commission on or percentage of operating revenue of the Company and unless otherwise determined by the Company in General Meeting may be in addition to any remuneration which he may receive as a Director of the Company.

62.3 The Directors may also be paid their travelling and other expenses incurred in connection with their attendance at Board meetings and otherwise in the execution of their duties as Directors.

62.4 Any Director who being willing is called upon to perform extra services or to make any special exertions or to undertake any executive or other work for the Company beyond his ordinary duties or to go or reside abroad or otherwise for any of the purposes of the Company may be remunerated either by a fixed sum or a salary as may be determined by the Directors and such remuneration may be either in addition to or in substitution for his share in the remuneration provided above.

62.5 In the event of a proposal to increase the remuneration of the Directors for their ordinary services the notice calling the General Meeting at which such increase is to be proposed shall state the amount of the proposed increase and the maximum sum that may be paid.

62.6 The remuneration of each Director for his ordinary services accrues from day to day and is apportionable accordingly. A Resolution of Directors cancelling suspending reducing or postponing payment of such remuneration or any part thereof binds all the Directors for the time being.

63 DIRECTORS' REMUNERATION ON RETIREMENT OR DEATH

63.1 Upon a Director ceasing or at any time after his ceasing whether by retirement or otherwise to hold that office, the Directors may pay to the former Director, or in the case of his death to his legal personal representatives, or to his dependents or any of them a gratuity or pension or allowance or lump sum payment in respect of past services of such Director, including any superannuation, retiring allowance, superannuation gratuity or similar payment, of an amount not exceeding the amount permitted by the Corporations Law. The

Company may contract with any Director other than an Executive Director to secure payment of any such sum to him, to his legal personal representatives or to his dependents or any of them.

63.2 A determination made by the Directors in good faith that a person is or was at the time of the death of such Director a dependent of such Director is conclusive for all purposes of Article 63.1.

64 REGULATION OF PROCEEDINGS OF DIRECTORS

The Directors may meet together for the despatch of business and adjourn and otherwise regulate their Meetings as they see fit.

65 QUORUM OF DIRECTORS

65.1 A quorum of Directors is two (2) or such other number as determined by the Directors from time to time.

65.2 If at any time only two (2) Directors form a quorum, the Chairman at a meeting at which only such a quorum is present, or at which only two (2) Directors are competent to vote on the question at issue, shall not have a casting vote.

66 CONVENING AND NOTICE OF MEETINGS

66.1 A Director may at any time and the Secretary upon the request of a Director shall convene a Meeting of the Directors.

66.2 Unless the Directors otherwise unanimously agree, at least 48 hours notice must be given of every Directors' Meeting. Notice may be given by pre-paid post, telephone, telex, telegram, facsimile or other similar means of communication to each Director and Alternate Director at his notified place of residence. Non-receipt of any notice of a Meeting of Directors by a Director does not affect the validity of the convening of the Meeting.

67 MEETINGS OF DIRECTORS BY INSTANTANEOUS COMMUNICATION DEVICE

67.1 For the purposes of these Articles, the contemporaneous linking together by Instantaneous Communication Device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, is deemed to constitute a meeting of the Directors and all the provisions of these Articles as to the meetings of the Directors shall apply to such meetings held by Instantaneous Communication Device so long as the following conditions are met:

(a) All the Directors for the time being entitled to receive notice of the Meeting of Directors (including any alternate for any Director) are entitled to notice of a Meeting by Instantaneous Communication Device and to be linked by Instantaneous Communication Device for the purposes of such Meeting. Notice of any such Meeting may be given on the Instantaneous Communication Device or in any other manner permitted by the Articles;

(b) At the commencement of the Meeting each of the Directors taking part in the Meeting by Instantaneous Communication Device are able to hear each of the other Directors taking part;

(c) At the commencement of the Meeting each Director shall acknowledge his presence for the purpose of a Meeting of the Directors of the Company to all the other Directors taking part.

67.2 A Director shall not leave the Meeting by disconnecting his Instantaneous Communication Device unless he has previously obtained the expressed consent of the Chairman of the Meeting. A Director is conclusively presumed to have been present and to have formed part of the quorum at all times during the Meeting by Instantaneous Communication Device unless he has previously obtained the expressed consent of the Chairman of the Meeting to leave the meeting.

67.3 A minute of the proceedings of a Meeting by Instantaneous Communication Device is sufficient evidence of those proceedings and of the observance of all necessary formalities if certified as a correct minute by the Chairman of the Meeting and by another Director or the Secretary.

68 WRITTEN RESOLUTIONS OF DIRECTORS

A resolution in writing signed by all the Directors for the time being entitled to receive notice of a Meeting of the Directors is as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. Any such resolution may consist of several documents in like form each signed by one or more Directors. Every resolution so signed shall be as soon as practicable entered in the minutes of the Directors' meetings. A telex, telegram, facsimile or such similar means of communication addressed to or received by the Company and purporting to be signed by a Director is for the purpose of this Article deemed to be writing signed by such Director.

69 VOTING AT DIRECTORS MEETING

69.1 Questions and resolutions arising at any meeting of the Directors shall be decided by a majority of votes and each Director has one vote. A person who is an Alternate Director is entitled (in addition to his own vote if he is a Director) to one vote on behalf of each Director whom he represents as an Alternate Director at the meeting and who is not

personally present. If there is an equality of votes on any question or resolution, the Chairman, if he is entitled to vote on the question or resolution, may exercise a casting vote in addition to any other vote he may have, except where two (2) Directors constitute a quorum and there are only two (2) Directors present at the Meeting or only two (2) Directors are eligible to vote on that question or resolution.

69.2 No Director is entitled to be present in person or by an Alternate Director or to vote at a meeting of Directors or to be reckoned in a quorum if and as often as he has failed to pay any call to the Company on Shares held by him after the date upon which the call should have been made.

70 ASSOCIATE DIRECTOR

The Directors may from time to time appoint any person to be an Associate Director and may from time to time cancel such appointment. The Directors may fix determine and vary the powers duties and remuneration of any person so appointed but a person so appointed shall not be required to hold any Shares to qualify him for appointment nor have any right to attend or vote at any Meeting of Directors except by Invitation or with the consent of the Directors.

71 POWERS OF MEETING OF DIRECTORS

A Meeting of the Directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercised by the Directors generally or by or under these Articles.

72 CHAIRMAN OF DIRECTORS

At a Directors' Meeting to be held immediately following the Annual General Meeting of the Company in each year the Directors shall elect a Chairman and may elect a Deputy Chairman of their Meetings to hold office until the Directors' Meeting immediately following the Annual General Meeting of the Company in the following year. If no Chairman is elected or if at any Meeting the Chairman is not present within half an hour of the time appointed for holding the same the Directors present may choose one of their number to be Chairman of such meeting. The Directors may from time to time appoint a deputy Chairman who in the absence of the Chairman at a meeting of the Directors may exercise all the power and authorities of the Chairman.

73 VALIDATION OF ACTS OF DIRECTORS WHERE DEFECT IN APPOINTMENT

All acts done at any Meeting of Directors or of a committee of Directors or by any person acting as a Director or by any person purporting to act as an attorney under power of the Company, notwithstanding that it is afterwards be discovered that there was some defect in

the appointment or continuance in office of such Director or person or attorney acting as aforesaid or that they or any of them were disqualified or were not entitled to vote, are as valid as if every such person had been duly appointed or had duly continued in office and was qualified to be a Director or attorney and was entitled to vote.

74 DIRECTORS' CONTRACTS WITH THE COMPANY

74.1 No Director is disqualified by his office from holding any other office or place of profit under the Company or any of its subsidiary companies or under any company in which the Company is or becomes a shareholder or is otherwise interested or from contracting or arranging with the Company or any other such company as aforesaid either as vendor, purchaser or otherwise howsoever nor is any such contract or any contract or arrangement entered into or to be entered into by or from or on behalf of the Company in which the Director is or may be in any way interested avoided nor is the Director so contracting or being so interested liable to account to the Company for any profit arising from any such office or place of profit or realised by any such contract or arrangement by reason only of the Director holding that office or of the fiduciary relationship between the Director and the Company.

74.2 Subject to Article 74.3 a Director shall not vote in respect of any contract or arrangement in which he is so interested as aforesaid nor in respect of any other contract or arrangement in which he has directly or indirectly a material interest and he must not be present whilst the matter is being considered at the meeting.

74.3 Article 74.2 does not apply to an interest that the Director has as a Member and in common with the other Members.

74.4 The nature of the Director's interest shall be disclosed by him before or at the Meeting of Directors at which the question of entering into the contract or arrangement is first taken into consideration if his interest then exists or in any other case at the first Meeting of the Directors after he becomes so interested. A general notice given to the Directors by any Director to the effect that he is an officer or a member of or interested in any specified firm or corporation and is to be regarded as interested in all transactions with such firm or corporation is sufficient disclosure as required by the Corporations Law as regards such Director and the said transactions and after such general notice it is not necessary for such Director to give any special notice relating to any particular transaction with such firm or corporation.

74.5 A Director of the Company may be or become a director or other officer of, or otherwise interested in, any corporation promoted by the Company or in which the Company may be interested as shareholder or otherwise, or which holds any Shares in the Company, and no such Director is accountable to the Company for any remuneration or other benefits received by him as a director or officer, or from his interest in, such corporation. The Directors may exercise the voting power conferred by the shares or other interest in any such other corporation held or owned by the Company, or exercisable by them as Directors

of such other corporation in such manner in all respects as they think fit (including the exercise in favour of any resolution appointing themselves or any of them directors or other officers of such corporation) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid, notwithstanding that he may be, or be about to be, appointed a director or other officer of such corporation and as such is or may become interested in the exercise of such voting rights in manner aforesaid.

74.6 A Director must (in accordance with the Listing Rules) forthwith advise the Company Announcements Office of the ASX of any interest the Director may have in any material contract to which the Company is a party or in which the Company also has an interest.

75 GENERAL POWERS OF DIRECTORS

Subject to the Corporations Law and to any other provisions of these Articles, the management and control of the business of the Company is vested in the Directors who may exercise all such powers of the Company as are not hereby or by the Corporations Law required to be exercised by the Company in General Meeting. Notwithstanding anything express or implied in these Articles the Directors may cancel or postpone a meeting of Shareholders but no Article made or Resolution passed by the Company in General Meeting invalidates any prior act of the Directors which would have been valid if that Article or Resolution had not been made or passed.

76 BORROWING POWERS OF DIRECTORS

76.1 The Directors have power to raise or borrow any sum or sums of money and to secure the payment or repayment of such moneys and any other obligation or liability of the Company in such manner and on such terms and conditions in all respects as they think fit whether upon the security of any mortgage or by the issue of debentures or debenture stock of the Company charged upon all or any of the property of the Company (both present and future) including its goodwill, undertaking and uncalled Capital for the time being or upon bills of exchange, promissory notes or other obligations or otherwise.

76.2 Without limiting the generality of the foregoing, it is expressly declared that the Directors have power to make such loans to and to provide such guarantees and security for obligations undertaken by Directors of the Company as may be permitted by the Corporations Law or by Resolution of the Company in accordance with the Corporations Law but not otherwise.

76.3 All cheques, promissory notes, drafts bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors determine.

80 SECRETARY

80.1 One or more Secretaries of the Company shall, in accordance with the Corporations Law be appointed by the Directors on such terms and conditions, as to remuneration and otherwise as the Directors think fit.

80.2 The Directors may, at any time, appoint a person as an acting Secretary or as a temporary substitute for the Secretary. The person so appointed shall, for the purpose of these Articles, be deemed to be the Secretary.

80.3 A Secretary's appointment may be terminated at any time by the Directors.

80.4 Anything required or authorised to be done by or in relation to the Secretary, may, if the office is vacant or for any other reason the Secretary is not capable of acting, be done by or in relation to any assistant or deputy Secretary or, if there is no assistant or deputy Secretary capable of acting, by or in relation to any officer of the Company authorised generally or specially in that behalf by the Directors.

80.5 A provision requiring or authorising a thing to be done by or in relation to a Director and the Secretary shall not be satisfied by its being done by or in relation to the same person acting both AS a Director and as, or in place of, the Secretary.

80.6 The Secretary shall unless otherwise determined by the Directors be the Public Officer of the Company and shall in that capacity and on behalf of the Company supply all returns and do all acts and things which by any taxation statute or regulation for the time being in force may be required by the Company or the Public Officer thereof.

81 MINUTES

81.1 The Directors shall cause minutes to be duly entered in books provided for the purpose of recording:

(a) all appointments of Directors, managers and Secretaries;

(b) the names of the Directors present at each Meeting of the Directors and Committees;

(c) all orders resolutions and proceedings of General Meetings and of Meeting of the Directors and committees; and

(d) such matters as are required by the Corporations Law to be contained therein.

81.2 Any such minutes as aforesaid if purporting to be signed by any person purporting to be the Chairman of such Meeting or to be the Chairman of the next succeeding Meeting may be received in evidence without any further proof as sufficient evidence that the matters and things recorded by or appearing in such minutes actually took place or happened as

recorded or appearing and of the regularity thereof in all respects and that the same took place at a Meeting duly convened and held.

82 AFFIXATION OF COMMON SEAL

82.1 The Directors shall provide for the safe custody of the Seal. The Seal must never be used except by the authority of the Directors or of a committee thereof previously given and in the presence of one Director at the least, who must sign every instrument to which the Seal is affixed and every such instrument shall be countersigned by the Secretary or another Director or such other person as the Directors may appoint for that purpose **provided that** the Directors may delegate to the Managing Director or any other Director power and authority to affix the Seal to such documents as the Directors may from time to time by Resolution determine and when so affixed and signed by the Managing Director or such other Director, is binding on the Company in all respects as if it were duly executed by one Director and countersigned as aforesaid.

82.2 The signature of any Director, Secretary or other person as aforesaid and the Share Seal may be affixed by some mechanical means to certificates which have first been approved for sealing by the Transfer Auditor or other person appointed for that purpose by the Company and bear evidence of such approval.

83 DUPLICATE SEAL

83.1 The Company may adopt a duplicate Seal to be known as the Share Seal which is a facsimile of the Seal with the addition on its face of the words "Share Seal" or "Certificate Seal". Any certificate may be issued under such a duplicate Seal and if so issued is deemed to be sealed with the Seal of the Company.

83.2 For the purposes of the Articles 82.2 and 83.1, "certificate" means a certificate in respect of Shares or stock or stock units, debentures, certificates of debentures or any certificate or other document evidencing any options or rights to take up Shares or other interests in the Company.

84 DECLARATION OF DIVIDENDS

84.1 The Directors may from time to time declare a Dividend to be paid to the Members entitled thereto and may fix the time for payment of any Dividend.

84.2 The declaration of the Directors as to the amount of the net profits of the Company will be conclusive.

84.3 The Directors may from time to time declare such interim Dividends to be paid to the Members entitled thereto as appear to the Directors to be justified by the profits of the Company.

84.4 No Dividend may be paid otherwise than out of profits, but it will not be necessary to recoup trading losses in respect of past years or capital losses before declaring a dividend, nor bear interest against the Company.

85 ENTITLEMENT TO DIVIDENDS

85.1 All Dividends and interest belongs and shall be paid (subject to any lien of the Company) to those Members whose names are on the Register at the date at which such Dividend is declared or at the date on which such interest is payable respectively, or at such other date as the Directors may determine, notwithstanding any subsequent transfer or transmission of Shares.

85.2 Subject to the rights of persons (if any) entitled to Shares with special rights as to Dividends, all Dividends shall be declared and paid according to the amounts paid (not credited) on the Shares as a proportion of the total amount paid and payable (excluding amounts credited) on the Shares. However, no amount paid or credited as paid on a Share in advance of calls is treated for the purpose of this Article as paid on the Share. All dividends shall be apportioned and paid proportionately to the amounts paid (not credited) on the Shares during any portion or portions of the period in respect of which the Dividend is paid but if any Share is issued on terms providing that it ranks for Dividend as from a particular date that Share ranks for Dividend accordingly.

85.3 Notwithstanding Article 85.1 the Directors may retain the Dividends payable on Shares:

(a) in respect of which any person is under Article 26 entitled to become a Member or which any person is under that Article entitled to transfer until such person becomes a Member in respect of such Shares or duly transfer such Shares; or

(b) in respect of which there are any unpaid calls.

86 PAYMENT OF DIVIDENDS

86.1 Any Dividend interest or other money payable in cash in respect of Shares may be paid by cheque sent through the post directed to the registered address of the Holder or in the case of joint Holders to the registered address of that one of the joint Holders who is first named on the Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque shall be made payable to the person to whom it is sent and may be made payable to bearer. Anyone of 2 or more joint Holders may give effectual receipts for any Dividends or other money payable in respect of the Shares held by them as joint Holders.

86.2 The Directors, when declaring a Dividend, may make a call on the Members of such amount as they may fix but so that the call on each Member does not exceed the Dividend payable to him and so that the call be made payable at the same time as the Dividend and

the Dividend may if so arranged between the Company and the Member be set off against the call.

86.3 The Directors may deduct from any Dividend payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the Shares of the Company.

87 DISTRIBUTION OF DIVIDEND IN KIND

The Directors when declaring a Dividend may direct payment of such Dividend wholly or partly by the distribution of specific assets and in particular of paid up Shares, debentures or debenture stock of the Company or any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

88 SHAREHOLDERS OPTION TO RECEIVE SHARES RATHER THAN DIVIDEND

The Directors may from time to time grant to Members or any class of Members or to the Holders of any convertible notes, debentures or unsecured notes of the Company the right upon such terms and conditions as the Directors may determine to elect to receive bonus shares in lieu of Dividends or to re-invest all or part of the Dividends, interest or any other moneys (as the case may be) paid by the Company in respect of any such holdings in subscribing for Shares of the same class in the capital or in subscribing for convertible notes, debentures, unsecured notes or any other securities issued or to be issued by the Company and for any such purposes may implement and maintain on such terms and conditions as they may determine from time to time any scheme or plan for such issue of bonus shares or reinvestment.

89 UNCLAIMED DIVIDENDS

Subject to the provisions of the Unclaimed Money Act 1982, the Corporations Law and any other relevant legislation, all Dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

90 RESERVES

The Directors may before declaring any Dividend set aside out of the profits of the Company such sums as they think proper as reserves which shall at the discretion of the Directors be applicable for any purpose to which the profits of the Company may be

properly applied and pending any such application may at the like discretion either be employed in the business of the Company or be invested in such investments (other than Shares in the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

91 CAPITALISATION OF PROFITS

91.1 The Directors may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members, and that that sum be applied, in any of the ways set out in this Article, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of Dividend and such distribution or payment shall be accepted by such Members in full satisfaction of their interests in the said capitalised sum.

91.2 The ways in which a sum may be applied for the benefit of Members under this Article are:-

(a) in paying up any amounts unpaid on Shares held by Members;

(b) in paying up in full either at par or at such premium as the Directors may resolve unissued Shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in (a) and partly as mentioned in (b).

91.3 The Directors shall do all things necessary to give effect to the Resolution to capitalise any sum and in particular to the extent necessary to adjust the rights of the Members among themselves, may:

(a) issue fractional certificates or make cash payments in cases where Shares or debentures become issuable in fractions;

(b) fix the value for distribution of any specific assets or any part in fractions;

(c) fix the value for distribution of any specific assets or any part thereof;

(d) determine that cash payments may be made to any Members upon the footing of the value so fixed or that fractions of less value than 50 cents may be disregarded in order to adjust rights of all parties;

(e) vest any such cash or specific assets in trustees upon trusts for the persons entitled to the Dividend or capitalised fund; and

(f) authorise any person to make, on behalf of the Members entitled to any further Shares or debentures upon the capitalisation, an agreement with the Company

providing for the issue to them, credited as fully paid up, of any such further Shares or debentures or for the payment by the Company on their behalf of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under such an authority is effective and binding on all the Members concerned.

92 APPLICATION OF CAPITAL REDEMPTION FUND/SHARE PREMIUM ACCOUNT

Subject to the Listing Rules, if the Company has redeemed any redeemable preference Shares or has issued any Shares at a premium the Directors may resolve that all or any part of the capital redemption fund arising from the redemption of such Shares or Share premium account arising from such issue may be applied in paying up in full any unissued Shares to be issued to such Members as would be entitled to receive the same if distributed by way of Dividend equal to the nominal amount of the Shares so issued or otherwise in such manner as may be authorised by the Corporations Law. Where required a proper contract shall be filed in accordance with the Corporations Law and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the Dividend or capitalised fund and such appointment shall be effective.

93 INSPECTION OF RECORDS

93.1 The Directors may determine whether and to what extent and at what times and places and under what conditions the accounting records and other documents and records of the Company or any of them are open to the inspection of the Members not being Directors and no Member other than a Director has any right of inspecting any account or book or document of the Company except as provided by law or authorised by the Directors or by the Company in General Meeting.

93.2 No Member is entitled to require or receive any information concerning the Company's business, trading or customers, or any trade secret or secret process of or used by the Company, beyond such information as to the accounts and business of the Company as is by these presents or by the Corporations Law directed to be laid before the Company in General Meeting. No Member is entitled to inspect any books, papers, correspondence, or documents of the Company, except so far as such inspection is expressly authorised by the Corporations Law.

94 NOTICES

94.1 Subject to these Articles a notice may be served by the Company upon any Member either personally or by sending it by post addressed to such Member at the address entered in the

Register or the address supplied by him for the giving of notices to him or in any other way allowed under the Corporations Law.

94.2 It shall not be necessary to give notice of meetings to any person entitled to a Share by transmission unless such person shall have been duly registered as a Member of the Company.

94.3 A notice may be given by the Company to the joint Holders of a Share by giving the notice to the joint Holder first named in the register of Members in respect of the Share.

94.4 Where a notice is sent by post service of the notice is deemed to be effected by properly addressing prepaying and posting a letter containing the notice and to have been effected on the day after the date of its posting. A certificate in writing signed by any manager, secretary or other officer of the Company that the letter containing the notice was so addressed, prepaid and posted shall be conclusive evidence thereof. Notices and other documents for overseas Shareholders must be sent by air mail, by facsimile, or in any other way that ensures it will be received quickly.

94.5 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any Share is bound by every notice in respect of such Share which previously to his name and address being entered on the Register has been duly given to the person from whom he derives his title and to every previous Holder thereof.

94.6 Subject to the Corporations Law where a specified number of days notice or notice extending over any period is required to be given the day of service is not included but the day upon which such notice will expire is included in such number of days or other period. The accidental omission to give any notice of a meeting to any Member or the non-receipt by any Member of any notice does not invalidate the proceedings at any meeting.

94.7 All summonses, notices, processes, orders and judgments in relation to any legal proceedings by the Company or its liquidators against any Member not in Western Australia may be served by registered post and the foregoing provisions as to notices shall apply and such service is considered for all purposes to be personal service.

94.8 Every summons, notice, order or other document required to be served upon the Company or upon any officer of the Company may be served by leaving the same at the Office.

94.9 The signature to any notice to be given by the Company may be written or printed or stamped.

95 INDEMNITY OF OFFICERS

95.1 Subject to Section 241 of the Corporations Law, a person who is or has been an officer or auditor of the Company shall be indemnified out of the assets of the Company against all losses or liabilities arising directly or indirectly from acts or omissions or facts or

circumstances relating to the person serving or having served as an officer or auditor of the Company including a liability for negligence where such loss or liability:

(a) is to another person (other than the Company or a related body corporate) unless the liability arises out of conduct involving a lack of good faith; or

(b) consists of costs and expenses incurred by the person:

(i) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(ii) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Law;

It is acknowledged that:

(c) this indemnity:

(i) is a continuing obligation of the Company and survives termination of the person's appointment to the relevant office or as an auditor;

(ii) relates to losses or liability of the person arising from acts or omissions or facts or circumstances in the period from the date of appointment until the termination of the appointment of the person as an officer or auditor of the Company and irrespective of whether the appointment occurred before or after the date on which this article is adopted;

(iii) has no effect to the extent that the person is entitled to the benefit of a contract of insurance in respect of the same liability; and

(d) the adoption of this article does not affect any other indemnity given and operates in addition to any right accrued, under a previous version of these articles or otherwise.

95.2 Except to the extent precluded by the Corporations Law and Section 241A in particular, the Company may pay or agree to pay a premium in respect of a contract insuring a person who is or has been an officer or auditor of the Company against a liability:

(a) incurred by the person as such an officer or auditor; or

(b) for costs and expenses incurred by the person in defending proceedings as such an officer or auditor, whether civil or criminal and whatever their outcome.

96 WINDING UP

96.1 If the Company is wound up the liquidator may with the sanction of a Special Resolution of the Company divide amongst the Members in kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and may for that purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how the division shall be carried out as between the Members or different classes of Members.

The liquidator may with the like sanction vest the whole or any part of any such assets in trustees upon such trusts for the benefit of the contributories as the liquidator with the like sanction thinks fit but so that no Member is compelled to accept any Shares or other securities whereon there is any liability.

96.2 The Company in General Meeting shall not fix the remuneration to be paid to a liquidator pursuant to the Corporations Law unless at least 14 days' notice of the meeting has been given to the Members and such notice has specified the amount of the proposed remuneration of the liquidator.

97 ARBITRATION

The Company may from time to time by writing under its Common Seal agree to refer and may refer to arbitration any existing or future difference question or other matter whatsoever in dispute between itself and any other Company or person and the parties to the arbitration may delegate to the person or persons to whom the reference is made power to settle any term order anything to be done or determine any matter capable of being lawfully determined by the parties to the reference themselves or the Directors or other managing body of any company, party to the reference.

98 ACCOUNTS AND AUDIT

98.1 The Company must comply with the Corporations Law and the Listing Rules with respect to accounts.

98.2 Auditors will be appointed or elected and may be removed and their duties will be regulated in accordance with the Corporations Law.

Australian Cancer Technology Limited
ACN 007 701 715

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
AUSTRALIAN CANCER TECHNOLOGY LIMITED	24 007 701 715

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	Class of securities issued or to be issued	Ordinary Fully Paid (ACU)
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	20,000,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

04 MAR 22 AM 7:21

4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, ordinary shares
5	Issue price or consideration	Cash $0.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide working capital to launch the company's Nutraceuticals business and the Phase 2 trial for the Pentrix™ anti-cancer vaccine
7	Dates of entering securities into uncertificated holdings or despatch of certificates	15 August 2003

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
92,924,433	Ordinary fully paid (ACU)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
500,000	$0.20 options, expire 31 December 2003 (ACUAI)
500,000	$0.20 options, expire 31 December 2004 (ACUAK)
9,740,000	$0.32 options, expire 31 December 2003 (ACUAQ)
5,500,000	Director options, expire 3 May 2005 (ACUAM)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Company is not in a position to pay dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the securities will be offered	N/A
14	Class of securities to which the offer relates	N/A
15	Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A
25	If the issue is contingent on security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do security holders sell their entitlements *in full* through a broker?	N/A
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - *Not applicable*
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under

sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 19 August 2003

Company Secretary

Print name: **BRETT DICKSON**

== == == == ==

AUSTRALIAN CANCER TECHNOLOGY LIMITED

ACN 007 701 715

NOTICE OF GENERAL MEETING, PROXY FORM and EXPLANATORY MEMORANDUM

Date of Meeting:.................................. 13 August 2003

Time of Meeting:.................................. 4.00pm

Place of Meeting:.................................. Ground Floor
1 Havelock Street
West Perth WA 6005

AUSTRALIAN CANCER TECHNOLOGY LIMITED

(ACN 007 701 715)

Notice of General Meeting

NOTICE IS HEREBY GIVEN

That a General Meeting of shareholders of Australian Cancer Technology Limited will be held at the Ground Floor, 1 Havelock Street, West Perth, Western Australia, 6005 on 13 August 2003 at 4.00pm.

Business

1. Approval of Prior Share Issue

To consider and, if thought fit, pass the following as an ordinary resolution of the Company:

"That the issue of 6,000,000 ordinary shares in the capital of the Company as described in the Explanatory Statement accompanying this Notice of Meeting, is approved for all purposes including ASX Listing Rule 7.4."

2. Issue of Shares

To consider and, if thought fit, pass the following as an ordinary resolution of the Company:

"That the issue of 1,250,000 ordinary shares in the capital of the Company to BioFocus plc, in the circumstances more fully described in the Explanatory Statement accompanying this Notice of Meeting, is approved for all purposes including ASX Listing Rule 7.1."

3. Authorise Placement of up to 10 million Ordinary Shares

To consider and, if thought fit, pass the following as an ordinary resolution of the Company:

"For the purposes of Rule 7.1 of the Listing Rules of ASX and for all other purposes, the directors are hereby authorised to issue within three (3) months after the date of the meeting up to 10,000,000 fully paid ordinary shares in the capital of the Company at an issue price of not less than 80% of the market price of the shares".

For further information please refer to the Explanatory Statement which accompanies and forms part of this Notice of Meeting.

By order of the Board

Brett Dickson
Company Secretary

Date: 8 July 2003

Notes:

1. A member entitled to attend and vote is entitled to appoint one or (if entitled to cast two or more votes) two proxies to attend and vote instead of the member. If two proxies are appointed, each proxy may be appointed to represent a specified proportion or number of the member's votes. If no such proportion or number is specified, each proxy may exercise half of the member's votes.

2. A proxy need not be a member of the Company.

3. A proxy form and the authority (if any) under which it is signed or a certified copy of that authority must be deposited at the Company's registered office not less than 48 hours before the time for commencement of the meeting. Please send by post to Ground Floor, 1 Havelock Street, West Perth WA 6005 or by fax to (08) 9486 4933.

4. The Board has determined that all of the shares that are quoted securities at 4.00 pm Perth time on 11 August 2003 will be taken, for the purposes of the general meeting, to be held by the persons who held them at that time.

5. The Company will disregard any votes cast on Resolution 1 by a person who participated in the issue of shares to which the resolution relates or any of their associates. However, the Company need not disregard a vote if:

   (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (b) it is cast by the person chairing the meeting as proxy for a person entitled to vote in accordance with the direction on the form to vote as the proxy decides.

6. The Company will disregard any votes cast on Item 2 by BioFocus plc and any associate of BioFocus plc. However, the Company need not disregard a vote if:

   (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. The Company will disregard any votes cast on Item 3 by any person who may participate in the proposed issue and any person who might obtain a benefit or any of their associates, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed. However, the Company need not disregard a vote if:

   (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders in connection with the General Meeting of shareholders to be held on 13 August 2003 at 4.00pm.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of General Meeting.

Resolution 1 - Approval of Prior Share Issue

On 16 January 2003 the Company reached agreement with Intersuisse Corporate Pty Ltd to raise $840,000 to provide ongoing working capital. The raising was completed by way of a placement of 6,000,000 ordinary shares to high net worth individuals and small institutions at 14 cents per share.

In summary, Listing Rule 7.1 provides that a company may only issue up to 15% of its capital in any 12 month period without first obtaining the approval of shareholders by ordinary resolution. Listing Rule 7.4 allows a company to seek subsequent approval from shareholders of an issue of shares so that the issue of shares does not count towards the 15% limit on issues without shareholder approval contained in Listing Rule 7.1. The directors seek approval of the issue of 6,000,000 ordinary shares in the capital of the Company made on 16 January 2003 under Listing Rule 7.4 in order to restore the right of the Company to issue further shares within the 15% limit during the next 12 months.

In addition to the information set out in the first paragraph following the heading "Resolution 1", Listing Rule 7.4 requires the Company to provide the following information:

(a) The shares issued were fully paid ordinary shares in the capital of the Company and rank pari passu with the previously issued fully paid ordinary shares in the capital of the Company.

(b) The Company used the funds raised from the issue generally to meet working capital requirements and particularly to develop a protocol for Phase 2 clinical trials of the Pentrix™ anti-cancer vaccine and to maintain its interest in the RVD Breast Cancer project.

Resolution 2 - Issue of Shares

The Company is currently conducting two joint ventures with BioFocus plc for the discovery of novel compounds that may assist in the battle against cancer - the RVD Breast Cancer JV and the Chk1 JV.

Pursuant to the RVD Breast Cancer JV agreement the Company is able to meet some of its joint venture commitments through the issue of shares to BioFocus plc. AustCancer and BioFocus plc have agreed to the issue of 1,250,000 fully paid shares to meet its outstanding obligations to the Heregulin JV.

BioFocus plc currently owns 2,916,785 shares representing 4.07% of the issued capital of the Company. Upon the issue of the shares, the subject of the resolution, BioFocus plc will increase its interest in AustCancer to 5.8%

The 1,250,000 shares to be issued will be issued by 31 August 2003 and as discussed earlier will be issued to meet the Company's obligations pursuant to the Heregulin JV.

The shares will be issued at a deemed price of 10 cents each, will be fully paid and will rank pari passu with all other previously issued fully paid shares in the capital of the Company.

The approval sought from members is pursuant to Listing Rule 7.1 (discussed above). Approval will ensure that the shares to be issued to BioFocus plc on or before 31 August 2003 will not need to be counted for the purposes of determining the Listing Rule 7.1 15% limit. As for Agenda Item 1 this will allow the Company to manage its capital base by issuing further shares within the 15% limit during the next 12 months, should the need so arise, without having to seek shareholder approval.

Resolution 3 - Authorise Placement of 10,000,000 Ordinary Shares

Resolution 3 seeks to authorise the directors under ASX Listing Rule 7.1 to issue within three (3) months of the date of the meeting up to 10,000,000 fully paid ordinary shares in the capital of the Company at an issue price of not less than 80% of the average market price of the shares in the same class. The average market price is calculated over the last 5 days on which sales in shares were recorded before the day on which the issue is made.

It is expected that the shares will be allotted to clients of member organisations of ASX. Funds raised from the issue of these shares will be used for working capital purposes, including the progressing of the Phase 2 trials of Pentrix™ and the continuing development of the CHK1 project.

No Director or other related party of the Company would participate in this potential issue.

The effect of such approval will be that the placement shares will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (i.e. the 15% limit is "renewed" to the extent of the approval).

Allotment of any shares issued pursuant to this resolution will occur progressively and the shares issued will rank pari passu in all respects with existing fully paid ordinary shares of the Company from date of allotment. The directors of the Company do not expect to declare a dividend in the near future.

AUSTRALIAN CANCER TECHNOLOGY LIMITED
(ACN 007 701 715)

Level 1, 8 Colin Street, West Perth WA 6005

Proxy Form

I

(1) ....

of

....

being a member of Australian Cancer Technology Limited (ACN 007 701 715) ("**the Company**") appoint:

name

(2) ....

of

....

failing whom, or if no person is named, the chairman of the meeting as my proxy to vote and act on my behalf at the general meeting of the Company to be held on 13 August 2003 and any other day to which that meeting is adjourned or postponed. My proxy is authorised to exercise (3) all of my voting rights. I direct that my proxy vote in the following manner:

Agenda item		For	Against	Abstain
1.	Approval of Prior Share Issue	☐	☐	☐
2.	Issue of Shares to BioFocus plc	☐	☐	☐
3.	Authorise Placement of Shares	☐	☐	☐

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 1 and 2 above, please place a mark in this box. ☐

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 and 2 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman intends to vote undirected proxies in favour of each Item.

Subject to the above, if no directions are given my proxy may vote or abstain as the proxy thinks fit.

(4) Executed by the member

Signature(s): ....

Name: ....

Capacity (eg director, attorney, or joint holder): ....

Date: ....

Explanatory notes appear on the next page.

Notes

(1) Insert name and address of member, as it appears in the register of members.

(2) Insert name and address of proxy. The proxy need not be a member, but must be a natural person. A proxy may be appointed by reference to an office held by the proxy (eg "the Company Secretary").

(3) A member is entitled to appoint up to two proxies to attend and vote at the meeting. A separate form must be used for each proxy. You can obtain an additional form from the Company at the address shown below (or by photocopying this form). You may appoint each proxy to represent a specified proportion or number of your voting rights. To do this, delete the word "all" and specify the proportion or number of your votes the proxy is to exercise. If you do not specify a proportion or number, each proxy may exercise half of your votes.

(4) All joint holders of shares must sign this form. If the form is signed by a member's attorney, the power of attorney or a certified copy of it must be lodged with the proxy form. If a member that is a corporation appoints a proxy, the member must execute in accordance with its constitution (if any) and the law of the place of its incorporation. For corporate members incorporated in Australia the Company will accept proxy appointments executed by the member corporation in accordance with either section 127(1) (not under seal) or section 127(2) (under seal) of the Corporations Law.

To be effective, a duly completed proxy form and (where applicable) any power of attorney or a certified copy of the power of attorney must be received by the Company at its registered office **not less than 48 hours before** the time for commencement of the meeting. Please send by post to Ground Floor, 1 Havelock Street, West Perth, WA, 6005 or by fax to (08) 9486 4933.

australian
cancer
technology

Ref: ACT1623L-BD/rc

File: E1.A.07.84

5 November 2002

Australian Stock Exchange Limited
Company Announcements Office
Level 10, Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Fax: 1300 300 021

Dear Sir

GENERAL MEETING OF SHAREHOLDERS

Please be advised that all resolutions put to the Annual General Meeting of shareholders held on 4 November 2002 at the Westend Room 1, Rydges Hotel Perth, cnr Hay & King Streets, Perth commencing at 4.00pm, were passed unanimously by show of hands.

Schedule 1 details proxy votes received by the Company for the resolutions.

Yours faithfully

BRETT DICKSON
Company Secretary

att

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

SCHEDULE 1

Proxy votes received by Australian Cancer Technology Limited for the Annual General Meeting of Shareholders held on 4 November 2002 at the Westend Room 1, Rydges Hotel Perth, cnr Hay & King Streets, Perth commencing at 4.00pm

Resolution	Votes in Favour	Votes Against	Abstentions	Votes at the Proxy Holder's Discretion
Re-election of R Aston	11,404,808	Nil	Nil	127,795
Approval of Prior Share Issue	11,235,137	164,671	Nil	132,795
Issue of Shares	11,110,987	288,821	Nil	132,795
Issue of Options to Woodthorpe	6,727,314	335,211	4,337,283	132,795

australian cancer technology

Ref: ACT1623L-BD/rc

File: E1.A.07.84

5 November 2002

Australian Stock Exchange Limited
Company Announcements Office
Level 10, Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Fax: 1300 300 021

Dear Sir

GENERAL MEETING OF SHAREHOLDERS

Please be advised that all resolutions put to the Annual General Meeting of shareholders held on 4 November 2002 at the Westend Room 1, Rydges Hotel Perth, cnr Hay & King Streets, Perth commencing at 4.00pm, were passed unanimously by show of hands.

Schedule 1 details proxy votes received by the Company for the resolutions.

Yours faithfully

BRETT DICKSON
Company Secretary

att

Australian Cancer Technology Limited
Level 1, 8 Colin Street, West Perth WA 6005
PO Box 1081, West Perth WA 6872
Telephone (61 8) 9486 4622 Facsimile (61 8) 9486 4933
Email info@austcancer.com.au www.austcancer.com.au

SCHEDULE 1

Proxy votes received by Australian Cancer Technology Limited for the Annual General Meeting of Shareholders held on 4 November 2002 at the Westend Room 1, Rydges Hotel Perth, cnr Hay & King Streets, Perth commencing at 4.00pm

Resolution	Votes in Favour	Votes Against	Abstentions	Votes at the Proxy Holder's Discretion
Re-election of R Aston	11,404,808	Nil	Nil	127,795
Approval of Prior Share Issue	11,235,137	164,671	Nil	132,795
Issue of Shares	11,110,987	288,821	Nil	132,795
Issue of Options to Woodthorpe	6,727,314	335,211	4,337,283	132,795